
08002039

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Ship Lease Trust

*CURRENT ADDRESS 9 Temasek Boulevard #19-03
Suntec Tower Two
Singapore 038989

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35177 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A	(PROXY)	☐		

OICF/BY:

DAT : 4/21/07

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
A1	17 January 2008	Change of registered office of FSLTM

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Change Of Registered Address

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Cheng Pei Jiuan Rebecca
Designation *	Company Secretary
Date & Time of Broadcast	17-Jan-2008 17:13:09
Announcement No.	00027

>> Announcement Details

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Details *

FSL Trust Management Pte. Ltd. ("FSLTM"), Trustee-Manager of First Ship Lease Trust wishes to announce that the registered office of FSLTM has changed to the following address, with effect from 16 January 2008:

9 Temasek Boulevard #19-03
Suntec Tower Two
Singapore 038989.

By Order of the Board
FSL Trust Management Pte. Ltd.
as Trustee-Manager of First Ship Lease Trust

Cheng Pei Jiuan Rebecca
Company Secretary
17 January 2008

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FIRST SHIP LEASE TRUST

RECEIVED
2008 APR 21 A 7:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Item No.	Date	Document
A2	17 January 2008	Appointment of Company Secretary

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Cheong Chee Tham
Designation *	Director
Date & Time of Broadcast	17-Jan-2008 17:07:36
Announcement No.	00021

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Announcement Title *	Appointment of Company Secretary
Description	
Attachments:	AppointmentofCompanySecretary.pdf Total size = **249K** (2048K size limit recommended)

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FIRST SHIP LEASE TRUST

(a business trust constituted on 19 March 2007 under the laws of the Republic of Singapore)

APPOINTMENT OF COMPANY SECRETARY

FSL Trust Management Pte. Ltd. ("FSLTM"), Trustee-Manager of First Ship Lease Trust wishes to announce the appointment of Ms Cheng Pei Jiuan Rebecca as the Company Secretary with effect from 16 January 2008. Ms Seet Geok Neo Patricia, Ms Chua Pei Hui and Ms Pek Lay Pheng (Bai Liping) have resigned as company secretaries with effect from the same date.

By Order of the Board
FSL Trust Management Pte. Ltd.
(Company registration no. 200702265R)
as Trustee-Manager of First Ship Lease Trust

Cheong Chee Tham
Director
17 January 2008

The initial public offering of units of First Ship Lease Trust (the "Offering") commenced on 19 March 2007 and closed on 22 March 2007. In the Offering, Deutsche Bank AG, Singapore Branch was the Sole Global Co-ordinator, Joint Lead Manager and Joint Bookrunner, and J.P. Morgan (S.E.A.) Limited was the Joint Lead Manager and Joint Bookrunner. The Co-Lead Managers to the Offering were CLSA Merchant Bankers Limited and Macquarie Securities (Asia) Pte Limited. The Manager and Co-ordinator of the Singapore Public Offer was Oversea-Chinese Banking Corporation Limited.

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
A3	16 January 2008	Notice of books closure & distribution payment date

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4Q FY07 * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Wong Wai Yee
Designation *	Investor & Public Relations Manager
Date & Time of Broadcast	16-Jan-2008 17:32:29
Announcement No.	00064

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For the Financial Period Ended *	31-12-2007

Attachments: FSL_Notice_Of_Books_Closure_31-Dec-07.pdf
Total size = **39K**
(2048K size limit recommended)

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FIRST SHIP LEASE TRUST
(a business trust constituted on 19 March 2007 under the laws of the Republic of Singapore)
Managed by FSL Trust Management Pte. Ltd.

NOTICE OF BOOKS CLOSURE & DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Unitholders of First Ship Lease Trust ("FSL Trust") will be closed at 5.00 p.m. on 24 January 2008 for the purposes of determining each unitholder's entitlement to FSL Trust's distribution of US2.42 cents per unit ("Distribution") in FSL Trust for the quarter ended 31 December 2007.

Unitholders whose Securities Accounts with The Central Depository (Pte) Limited ("CDP") are credited with units at 5.00 p.m. on 24 January 2008 will be entitled to the Distribution to be paid on 22 February 2008.

SINGAPORE INCOME TAX ON FSL TRUST's DISTRIBUTION

All unitholders are exempt from Singapore income tax on the distributions made by FSL Trust regardless of whether they are corporate unitholders or individuals.

CURRENCY ELECTION PROCEDURES

Unitholders whose units are held directly through CDP will receive their Distribution in the Singapore dollar equivalent of the US dollar Distribution declared, unless unitholders elect to receive the Distribution in US dollars by submitting a "Distribution Election Notice" by 5.00 p.m. on 11 February 2008. For the Distribution to be paid in Singapore dollars, the Trustee-Manager will make the necessary arrangements to convert the Distribution in US dollars into Singapore dollars (taking into account the cost of exchange) at the prevailing market exchange rate. Neither the CDP, Trustee-Manager nor FSL Trust will be liable for any loss howsoever arising from the conversion of the Distribution payable to unitholders from US dollars into Singapore dollars. Save for approved depository agents (acting as nominees of their individual customers), each unitholder may elect to receive the Distribution in either Singapore dollars or US dollars and shall not be able to elect to receive the Distribution partly in Singapore dollars and partly in US dollars. No action is needed for unitholders who wish to receive the Distribution in Singapore dollars.

The Form of Election will be sent out by FSL Trust's unit Registrar, Boardroom Corporate & Advisory Services Pte. Ltd., on or around 29 January 2008.

IMPORTANT NOTE

Unitholders who wish to receive the Distribution in US dollars must complete and return the Distribution Election Notice by 5.00 p.m. on 11 February 2008.

No action is needed for unitholders who wish to receive the Distribution in Singapore dollars.

IMPORTANT DATES AND TIMES

Date/(day)	
24 January 2008 (Thursday) 5.00 p.m.	Books closure date
11 February 2008 (Monday) 5.00 p.m.	Deadline for unitholders to complete and return the Distribution Election Notice to CDP in order to receive the Distribution in US dollars
22 February 2008 (Friday)	Payment of Distribution

By Order of the Board
FSL Trust Management Pte. Ltd.
(Company registration no. 200702265R)
as Trustee-Manager of First Ship Lease Trust

Cheong Chee Tham
Director

16 January 2008

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
A5	16 January 2008	Distribution Notice for Q4 2007


RECEIVED
2008 APR 21 A 7:28


FSL
TRUST

FIRST SHIP LEASE TRUST
(a business trust constituted on 19 March 2007 under the laws of the Republic of Singapore)
Managed by FSL Trust Management Pte. Ltd.

DISTRIBUTION FOR THE QUARTER ENDED 31 DECEMBER 2007 TO UNITHOLDERS OF FIRST SHIP LEASE TRUST

The initial public offering of units of First Ship Lease Trust (the "Offering") commenced on 19 March 2007 and closed on 22 March 2007. In the Offering, Deutsche Bank AG, Singapore Branch was the Sole Global Co-ordinator, Joint Lead Manager and Joint Bookrunner, and J.P. Morgan (S.E.A.) Limited was the Joint Lead Manager and Joint Bookrunner. The Co-Lead Managers to the Offering were CLSA Merchant Bankers Limited and Macquarie Securities (Asia) Pte Limited. The Manager and Co-ordinator of the Singapore Public Offer was Oversea-Chinese Banking Corporation Limited.

DISTRIBUTION FOR THE QUARTER ENDED 31 DECEMBER 2007

Distribution Policy

First Ship Lease Trust's ("FSL Trust") policy is to apply at least 90% of the Net Distributable Amount towards payment of distribution and incentive fees. However, for the period from Listing Date (27 March 2007) to 31 December 2007, FSL Trust will not retain any part of the Net Distributable Amount and will apply 100% of the full Net Distributable Amount towards payment of distribution and incentive fees. Net Distributable Amount refers to net lease income from bareboat lease agreements and after-tax interest income less management fees, financing costs and other trust expenses (excluding depreciation and amortization of debt up-front fees).

The distributions will be made on a quarterly basis, with the amount calculated as at 31 March, 30 June, 30 September and 31 December each year for the three-month period ending on each of the said dates. All distributions will be paid within 60 days after the end of each distribution period.

In the event that there are Net Taxable Income and/or proceeds arising from any sale of vessels, and only if such income and/or proceeds are surplus to the business requirements and needs of FSL Trust and its taxability or otherwise confirmed by the IRAS, the Trustee-Manager may, in its discretion, distribute such income and/or proceeds. Such income and/or proceeds, if not distributed, will form part of the Trust Property (as defined in Clause 1.1 of the Trust Deed dated 19 March 2007).

Distribution Statement for the Quarter ended 31 December 2007

	Note	US$'000
Net Profit after tax		1,882
Add: Non-cash items	(a)	10,218
Amount available for distribution		12,100
Comprising: (i) Tax-exempt distribution		11,951
(ii) Tax-exempt (one-tier) distribution		149
Amount to be distributed (US$'000)		**12,100**
Units at the end of the quarter		500,000,000
Distribution per unit (US Cents)		**2.42**

Note:

(a) Non-cash items include depreciation expenses and amortization of debt upfront fees and initial direct costs. Initial direct costs are transaction expenses incurred in the origination of new leases. These costs are capitalized and amortized into earnings in proportion to the recognition of lease income.

All unitholders are exempt from Singapore income tax on the distributions made by FSL Trust regardless of whether they are corporate unitholders or individuals.

Dates of Events

Announcement of Distribution Rate	16 January 2008
Books closure date	The Transfer Books and Register of Unitholders of First Ship Lease Trust ("FSL Trust") will be closed at 5.00 p.m. on 24 January 2008 for the purposes of determining each unitholder's entitlement to the distribution of US2.42 cents per unit ("Distribution"). Unitholders whose Securities Accounts with The Central Depository (Pte) Limited ("CDP") are credited with units at 5.00 p.m. on 24 January 2008 will be entitled to the Distribution to be paid on 22 February 2008.
Payment of Distribution	22 February 2008

Unitholders can sign up for email alerts for all public announcements by FSL Trust via the Trust's website at www.firstshipleasetrust.com

FIRST SHIP LEASE TRUST

RECEIVED

2008 APR 21 A 7:28

FICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	*Date*	*Document*
A6	8 January 2008	Timetable for release of financial results and distributions

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	08-Jan-2008 19:03:00
Announcement No.	00131

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Announcement Title *	Timetable for Release of Financial Results and Distributions (to supersede earlier announcement of 8 Jan 2008)
Description	
Attachments:	Timetable_for_release_of_results_and_distributions_08Jan2008.pdf Total size = **334K** (2048K size limit recommended)

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FIRST SHIP LEASE TRUST
(a business trust constituted on 19 March 2007 under the laws of the Republic of Singapore)

TIMETABLE FOR RELEASE OF FINANCIAL RESULTS AND DISTRIBUTIONS

FSL Trust Management Pte. Ltd. ("FSLTM"), Trustee-Manager of First Ship Lease Trust ("FSL Trust") wishes to announce the timetable for the release of the financial results and distributions for the quarter ended 31 December 2007, as follows:

Date/(day)	
16 January 2008 (Wednesday)	Release of announcement of financial results and distribution notice for the quarter ended 31 December 2007
22 January 2008 (Tuesday)	Ex-distribution date
24 January 2008, 5.00 p.m. (Thursday)	Books closure date
11 February 2008 (Monday)	Deadline for unitholders to complete and return the Distribution Election Notice to CDP in order to receive the distribution in US dollars
22 February 2008 (Friday)	Payment of distribution

By Order of the Board
FSL Trust Management Pte. Ltd.
(Company registration no. 200702265R)
as Trustee-Manager of First Ship Lease Trust

Cheong Chee Tham
Director
08 January 2008

The initial public offering of units of First Ship Lease Trust (the "Offering") commenced on 19 March 2007 and closed on 22 March 2007. In the Offering, Deutsche Bank AG, Singapore Branch was the Sole Global Co-ordinator, Joint Lead Manager and Joint Bookrunner, and J.P. Morgan (S.E.A.) Limited was the Joint Lead Manager and Joint Bookrunner. The Co-Lead Managers to the Offering were CLSA Merchant Bankers Limited and Macquarie Securities (Asia) Pte Limited. The Manager and Co-ordinator of the Singapore Public Offer was Oversea-Chinese Banking Corporation Limited.

FIRST SHIP LEASE TRUST

RECEIVED
2008 APR 21 A 7:23
FICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	Date	Document
B1	22 November 2007	FSL Trust to trade in S$ from 30 November 2007

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Miscellaneous
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Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	22-Nov-2007 17:13:25
Announcement No.	00039

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Announcement Title *	FSL Trust to Trade in S$ from 30 November 2007
Description	
Attachments:	20071122i_Press_Release_Change_of_trading_currency.pdf 20071122ii_Announcement_USD_Trading.pdf Total size = **308K** (2048K size limit recommended)

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FSL Trust Management Pte. Ltd.
as Trustee Manager for First Ship Lease Trust
9 Temasek Boulevard, #19-03 Suntec Tower Two, Singapore 038989
Tel: 65 6836 3000 Fax: 65 6836 6001 Co. Reg. No. 200702265R

News Release

FSL TRUST TO TRADE IN S$ FROM 30 NOVEMBER 2007

Singapore, 22 November 2007 – FSL Trust Management Pte. Ltd. ("FSLTM"), Trustee-Manager of First Ship Lease Trust ("FSL Trust"), announced today that the trading currency of FSL Trust's units will be changed from USD (United States Dollar) to SGD (Singapore Dollar). Trading in SGD will commence on Friday, 30 November 2007.

Mr Cheong Chee Tham, Senior Vice President and Chief Financial Officer of FSLTM, explained: "We believe that the change in trading currency will enhance liquidity of the counter as it removes the necessity of foreign exchange conversion. With easier settlement of trades, retail investors, in particular, will find it more convenient to trade in FSL Trust's units.

"In addition, several funds and insurance companies in Singapore, which are permitted to invest only in SGD-denominated stocks, can now consider FSL Trust as an investment option. This will expand our universe of potential institutional investors."

Future periodic distributions to unitholders will continue to be denominated in USD. As with past distributions, unitholders will have the option to elect and receive their distribution entitlements in either USD or SGD.

--- ends ---

About First Ship Lease Trust

First Ship Lease Trust (Reuters: FSLT.SI; Bloomberg: FSLT SP) is a provider of leasing services on a bareboat charter basis to the international shipping industry. Following the recent acquisition of two product tankers from affiliates of Groda Shipping & Transportation Ltd., FSL Trust now has a modern, high quality and diverse portfolio of 18 vessels consisting of four containerships, nine product tankers, three chemical tankers and two dry bulk carriers. These vessels have an average age of approximately 3.9 years, and an average remaining lease period of approximately 8.6 years (excluding extension periods and early buy out options).

Managed by FSL Trust Management Pte. Ltd., FSL Trust seeks to become the leading provider of leasing services on a bareboat charter basis to the international shipping industry. To achieve this, FSL Trust Management Pte. Ltd. will focus on rapidly growing the vessel portfolio of FSL Trust through accretive acquisitions with long-term bareboat charters.

Media/Analysts Contact:

Weber Shandwick Worldwide
Huang Qun-yi, +65 6825 8012, qyhuang@webershandwick.com
Danny Cham, +65 6825 8044, dcham@webershandwick.com

The initial public offering of units of First Ship Lease Trust (the "Offering") commenced on 19 March 2007 and closed on 22 March 2007. In the Offering, Deutsche Bank AG, Singapore Branch was the Sole Global Co-ordinator, Joint Lead Manager and Joint Bookrunner, and J.P. Morgan (S.E.A.) Limited was the Joint Lead Manager and Joint Bookrunner. The Co-Lead Managers to the Offering were CLSA Merchant Bankers Limited and Macquarie Securities (Asia) Pte Limited. The Manager and Co-ordinator of the Singapore Public Offer was Oversea-Chinese Banking Corporation Limited.



FSL Trust Management Pte. Ltd.
as Trustee Manager for First Ship Lease Trust
9 Temasek Boulevard, #19-03 Suntec Tower Two, Singapore 038989
Tel: 65 6836 3000 Fax: 65 6836 6001 Co. Reg. No. 200702265R

ANNOUNCEMENT

FSL Trust Management Pte. Ltd., the Trustee-Manager of First Ship Lease Trust, wishes to announce that from 30 November 2007 the trading currency of First Ship Lease Trust's units will be changed from USD (United States Dollar) to SGD (Singapore Dollar).

Future periodic distributions to unit holders will continue to be denominated in USD. As with past distributions, Unit holders will have the option to elect and receive their distribution entitlements in either USD or SGD.

22 November 2007

The initial public offering of units of First Ship Lease Trust (the "Offering") commenced on 19 March 2007 and closed on 22 March 2007. In the Offering, Deutsche Bank AG, Singapore Branch was the Sole Global Co-ordinator, Joint Lead Manager and Joint Bookrunner, and J.P. Morgan (S.E.A.) Limited was the Joint Lead Manager and Joint Bookrunner. The Co-Lead Managers to the Offering were CLSA Merchant Bankers Limited and Macquarie Securities (Asia) Pte Limited. The Manager and Co-ordinator of the Singapore Public Offer was Oversea-Chinese Banking Corporation Limited.



FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
B2	9 November 2007	Analysts' presentation 9 November 2007

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Miscellaneous
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Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Cheong Chee Tham
Designation *	Chief Financial Officer
Date & Time of Broadcast	09-Nov-2007 17:26:34
Announcement No.	00095

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Announcement Title *	Analyst Presentation 9 Nov 2007
Description	Presentation slides for Analysts Briefing
Attachments:	Analyst_Presentation.pdf Total size = **328K** (2048K size limit recommended)

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FSL
TRUST

First Ship Lease Trust

First Ship Lease Trust

Analysts' presentation

9 November 2007


First Ship Lease Trust

Certain statements in this presentation concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our earnings, our ability to manage concentration and lessee credit risks, our ability to lease out or dispose vessels, ability to implement our investment strategy, dependence on credit facilities and new equity from capital markets to execute our investment strategy, insufficient insurance to cover losses from inherent operational risks in the industry, lower lease rates from older vessels, dependence on key personnel, FSL's controlling stake in the FSL Trust, short operating history, lack of historical financial history for the Trust, risk of government requisitions during periods of emergency or war, possibility of pirate or terrorist attacks, competition in the industry, political instability where the vessels are flagged or operate, cyclicality of the industry and fluctuations in vessel values.

First Ship Lease Trust may, from time to time, make additional written and oral forward-looking statements, including our reports to shareholders. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Trust



FSL Trust's management team



Philip Clausius

- Chief Executive Officer
- Previously with Schoeller Holdings (co-founded FSL)
- 15 years of financial and operational experience in the shipping industry

Cheong Chee Tham

- Chief Financial Officer
- Previously with SIA group (joined FSL in October 2005)
- More than 16 years experience in accounting, leasing and asset financing

Kwa Lay San

- Chief Risk Officer
- Previously with DBS Bank (joined FSL in May 2006)
- Over 10 years of experience in banking and ship financing

Ronald Dal Bello

- Senior Vice President and Head of Sales, West of Suez, based in Zurich
- Previously with GE Commercial Finance (joined FSL in April 2006)
- 16 years of experience in ship financing and shipping industry



Structure at IPO

- IPO on the SGX in March 2007 to raise US$ 333.2 million in Primary proceeds
- Initial lease portfolio of 13 vessels
- No debt at IPO; committed credit facility of US$250 million available for growing assets
- Sponsor shareholders include Schoeller Holdings Ltd, HSH Nordbank AG and HVB AG
- Strong Trust board, including eminent independent directors: Mr Wong Meng Meng, Mr Phang Thim Fatt and Mr Michael Montesano III


UNITHOLDERS(1):
Public – 68%
Sponsor 32%
SPONSOR
Holding of Units
Singapore Tax Exempt Distributions
100% owned
(1) Acts on behalf of Unitholders
(2) Management and trustee services
FSL TRUST
TRUSTEE-MANAGER
Trustee and Incentive Fees
Ownership
Repayments on any shareholder's loan, dividends, and share buy backs
Management Fees
Special Purpose Companies (SPCs)
Ownership
VESSELS
Lease
Lease income
LESSEES

[1] Public and Sponsor shareholding, post exercise of greenshoe, is 69.87% and 30.13% respectively (as of 24 April 2007)

Introduction to FSL Trust

FSL Trust is ...






Origination & Structuring
Risk management
1
2
Leasing Company
3
Capital management

FSL Trust is not ...



Operating risk
Shipping cycle risk
1
2
Shipping Company
3
Regulatory risk

Bareboat charter model

- Long-term stable lease income with minimum lease term of 7 years
- No exposure to operating costs
- No exposure to technical / vessel downtime

Time charter model

- Responsible for operating costs and is directly exposed to escalation of such costs
- Exposure to technical / vessel downtime risk

FSLT insulates investors from the cyclicality of the shipping sector

FSL Trust's business



Tonnage providers		Ship operators	Shippers
Value chain			
Bareboat charter	**Time charter**		
■ Own vessels under long-term fixed-rate charters ■ Minimal risk to revenues, costs and utilization	■ Own and operate vessels under long-term fixed-rate charters ■ Operating cost risk	■ Vessel employment risk ■ Responsible for voyage expenses inc. fuel expense	■ Require movement of materials and finished goods through supply chain
Stable cash flows	Exposed to expense volatility	Exposed to revenue / expense volatility	

Leasing Motivations for Ship Operators







Leasing Motivations

- **Leasing offers 100% financing**
  - -- commercial mortgage loan offers an average of 75% financing
- **Off-Balance Sheet treatment**
- **Leasing Cost attractive vs Operator's WACC**



Focus: leverage our strengths to continue executing our strategy


FSL
TRUST



Well positioned in the growing non tax-driven ship leasing market

Flexibility in structuring transactions

Strong support from the Sponsor and its substantial shareholders

Competitive capital structure and cost of capital

No conflict of interest with potential lessees

Extensive shipping expertise and wide Industry contacts




FSL
TRUST

First Ship Lease Trust

Business Update







First post-listing acquisition: 3 product tankers acquired on 1 June 2007

Vessel acquisitions announced	■ Announced the acquisition of 3 product tankers for a sale and leaseback to James Fisher & Sons Plc ("James Fisher") ■ New ships (2 vessels were delivered in 2006 and one in 2007); advanced technical design ■ Bahamas flag; generally deployed in the British Isles with oil majors ■ Total consideration US$45 million ■ James Fisher has option to sell and leaseback a fourth sister vessel by 30 June 2008
With long term charters in place	■ Minimum base lease term of 10 years ■ James Fisher has lease extension options and purchase options ■ Accretive to DPU
Financing plan	■ Financed by drawdown on existing credit facility ■ Interest rate swapped to fixed on drawdown





Highlights of Financial results for quarter ended 30 Sep 2007

- Revenue of US$12.8 million
  - 10.7% higher than IPO projection of US$11.6 million
- Total Distribution of $11.15 Million
- DPU of 2.23 US cents
  - 4.7% higher than IPO projection of 2.13 US cents
  - 47% of targeted DPU increase in FY08 is booked





Second post-listing acquisition: 2 product tankers acquired on 7 November 2007

Acquisitions Details	■ Announced the acquisition of two product tankers from and a leaseback to affiliates of Groda Shipping & Transportation Ltd. ("Groda") ■ Vessels employed on long term Contract of Affreightment with Russian state-controlled energy company OJSC Rosneft Oil Company ■ Very modern ships (delivered in Dec 2005 and Jul 2006); Ice trading capability ■ Cyprus flagged; carrrying crude oil and petroleum products from the Russian Far East to ports in China, Korea & Japan ■ Total consideration of US$113 million
Lease Contract	■ Base lease term of 7 years ■ Groda has 3 years lease extension option and purchase option ■ Immediately accretive to DPU
Financing	■ Financed by drawdown on existing credit facility ■ Interest rate swapped to fixed on drawdown

Positive impact on lease portfolio



Current revenue breakdown by lessee | **New revenue breakdown by lessee (incl. Groda acquisition)**


James Fisher 23%
Evergreen Marine 23%
Berlian Laju Tanker 28%
Schoeller Holdings 12%
Siba Ships 14%
Groda/ Rosneft 23%
James Fisher 18%
Evergreen Marine 18%
Berlian Laju Tanker 21%
Schoeller Holdings 9%
Siba Ships 11%

Current revenue breakdown by vessel type | **New revenue breakdown by vessel type (incl. Groda acquisition)**


Chemical tanker 28%
Product tanker 23%
Container ship 35%
Dry bulk carrier 14%
Chemical tanker 21%
Product tanker 41%
Container ship 27%
Dry bulk carrier 11%

First Ship Lease Trust

Positive impact on lease portfolio





Current NBV breakdown by lessee
Siba Ships 15%
James Fisher 28%
Schoeller Holdings 10%
Berlian Laju Tanker 29%
Evergreen Marine 18%
New NBV breakdown by lessee (incl. Groda acquisition)
Groda/ Rosneft 18%
James Fisher 23%
Siba Ships 12%
Evergreen Marine 15%
Schoeller Holdings 8%
Berlian Laju Tanker 24%



Current NBV breakdown by vessel type
Chemical tanker 29%
Product tanker 28%
Dry bulk carrier 15%
Container ship 28%
New NBV breakdown by vessel type (incl. Groda acquisition)
Chemical tanker 24%
Product tanker 41%
Dry bulk carrier 12%
Container ship 23%

First Ship Lease Trust

Positive impact on DPU



Q4 2007
FY-2008
12.6%* yield
2.418
0.188 Groda/Rosneft
0.075 James Fisher
0.025 Currency gain
2.130 Base DPU
Q4 2007
10.432
1.512 Groda/Rosneft
0.300 James Fisher
0.100 Currency gain
8.520 Base DPU
2008

** Annualised yield based on closing price of US$0.830 per unit on Tue, 6 Nov 2007.

Distribution growth and subordination



Distribution thresholds and subordination
DPU1 (US cents)
2.7
2.6
2.5
2.4
2.3
2.2
2.1
2.0
1.9
1.8
2.220
2.418
2.608
2.608
2.608
2.608
2.608
2.608
2.237
2.343
2.45
5%
10%
15% growth
Subordination Threshold
Original quarterly benchmark DPU2
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09

[1] Includes distribution from Groda/Rosneft from Q4 07

[2] Quarterly benchmark DPU of 2.13 US cents as indicated in the IPO Prospectus.


FSL
TRUST

First Ship Lease Trust

Q & A



Current Portfolio of FSL Trust

Vessel details

Summary

Vessel	Capacity	Year Built	Classification	Builder	Vessel Flag
Product Tanker					
Cumbrian Fisher	12,921 DWT	2004	Lloyd's Register	Samho, South Korea	Bahamas
Clyde Fisher	12,984 DWT	2005	Lloyd's Register	Samho, South Korea	Bahamas
Shannon Fisher	5,421 DWT	2006	Lloyd's Register	Damen Galati, Romania	Bahamas
Solway Fisher	5,421 DWT	2006	Lloyd's Register	Damen Galati, Romania	Bahamas
Speciality	4,426 DWT	2006	Lloyd's Register	Qingshan Shipyard, Wuhan,PRC	Bahamas
Seniority	4,426 DWT	2006	Lloyd's Register	Qingshan Shipyard, Wuhan,PRC	Bahamas
Superiority	4,426 DWT	2007	Lloyd's Register	Qingshan Shipyard, Wuhan,PRC	Bahamas
Nika I	47,496 DWT	2006	Det Norske Veritas	Hyundai Mipo, Korea	Singapore/ Cyprus
Verona I	47,470 DWT	2005	Det Norske Veritas	Hyundai Mipo, Korea	Singapore/ Cyprus
Chemical Tanker					
Pertiwi	19,970 DWT	2006	Nippon Kaiji Kyokai	Usuki Shipyard, Japan	Singapore
Pujawati	19,900 DWT	2006	Nippon Kaiji Kyokai	Usuki Shipyard, Japan	Singapore
Prita Dewi	19,998 DWT	2006	Nippon Kaiji Kyokai	Shin Kurushima, Japan	Singapore







Current Portfolio of FSL Trust (Cont'd)

Vessel details

Summary

Vessel	Capacity	Year Built	Classification	Builder	Vessel Flag
Container Ship					
YM Subic	1,221 TEU	2003	Germanischer Lloyd	Peene Werft, Germany	Marshall Islands
Cape Falcon	1,221 TEU	2003	Germanischer Lloyd	Peene Werft, Germany	Marshall Islands
Ever Renown	4,229 TEU	1994	Nippon Kaiji Kyokai	Mitsubishi Heavy Industries, Japan	Panama
Ever Repute	4,229 TEU	1995	Nippon Kaiji Kyokai	Mitsubishi Heavy Industries, Japan	Panama
Dry Bulk Carrier					
Fomalhaut	46,685 DWT	1999	American Bureau of Shipping	Sanoyas Hishino Meisho, Japan	Singapore
Eltanin	46,693 DWT	1999	American Bureau of Shipping	Sanoyas Hishino Meisho, Japan	Singapore


First Ship Lease Trust



Initial portfolio of FSL Trust

Key lease terms

Summary

SPC	Vessel	Lessee	Lease Commencement	Lease Term + Extension if any (yrs)	Daily Bareboat Charter Rate (Net)	Lease Extension Charter Rate	Early Buyout Option	Purchase Option
Product Tanker								
FSL-1	Cumbrian Fisher	James Fisher	23 Dec 04	10 + 5	USD 5,277	Note 1	Yr 6.5 : Higher of $12.4m & FMV	Yr 10 : Higher of $10.375m & FMV
FSL-2	Clyde Fisher	James Fisher	18 Feb 05	10 + 5	USD 5,318	Note 1	Yr 6.5 : Higher of $12.4m & FMV	Yr 10 : Higher of $10.375m & FMV
FSL-3	Shannon Fisher	James Fisher	1 Feb 06	10 + 5	EUR 3,420	Note 2	Yr 6.5 : Higher of EUR 7.54m & FMV	Yr 10 : Higher of EUR 4.23m & FMV
FSL-4	Solway Fisher	James Fisher	30 Jun 06	10 + 5	EUR 3,539	Note 2	Yr 6.5 : Higher of EUR 7.62m & FMV	Yr 10 : Higher of EUR 4.23m & FMV
Chemical Tanker								
FSL-9	Pertiwi	Berlian Laju Tanker	7 Jul 06	12	USD 13,036	-	Nil	Yr 12 : $22.5m + 50% of any excess of FMV over $22.5m
FSL-10	Pujawati	Berlian Laju Tanker	28 Sep 06	12	USD 12,692	-	Nil	Yr 12 : $22.5m + 50% of any excess of FMV over $22.5m
FSL-11	Prita Dewi	Berlian Laju Tanker	28 Jul 06	12	USD 13,048	-	Nil	Yr 12 : $22.5m + 50% of any excess of FMV over $22.5m
Container Ship								
FSL-5	YM Subic	Schoeller Holdings	5 Jul 05	9	EUR 6,422	-	Nil	Yr 9 : EUR 6.175m
FSL-6	Cape Falcon	Schoeller Holdings	5 Jul 05	9	EUR 6,422	-	Nil	Yr 9 : EUR 6.175m
FSL-7	Ever Renown	Evergreen Marine	24 Jan 06	10 + 3	USD 16,021	USD 10,946	Nil	Yr 10 : $15.0m or Yr 13 : $7.5m
FSL-8	Ever Repute	Evergreen Marine	24 Jan 06	10 + 3	USD 16,021	USD 10,946	Nil	Yr 10 : $15.0m or Yr 13 : $7.5m
Bulk Carrier								
FSL-12	Fomalhaut	Siba Ships	11 Jan 07	10	USD 9,900	-	Yr 6 : $19m + 40% of any excess of FMV over $19m	Yr 10 : $8.0m + 40% of any excess of FMV over $8.0m
							Yr 8 : $15m + 40% of any excess of FMV over $15m	
FSL-13	Eltanin	Siba Ships	11 Jan 07	10	USD 9,900	-	Yr 6 : $19m + 40% of any excess of FMV over $19m	Yr 10 : $8.0m + 40% of any excess of FMV over $8.0m
							Yr 8 : $15m + 40% of any excess of FMV over $15m	

Note 1: To be adjusted based on then prevailing 5-year USD interest swap rate
Note 2: To be adjusted based on then prevailing amortising EUR interest swap rate and the spot and forward USD/EUR currency exchange rates





FIRST SHIP LEASE TRUST

RECEIVED
2008 APR 21 A 7:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	*Date*	*Document*
B3	7 November 2007	FSL Trust acquires two product tankers for US$113 million

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Announcement of Acquisitions and Realisations of Assets

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	07-Nov-2007 18:21:02
Announcement No.	00119

>> Announcement Details

The details of the announcement start here ...

Description	FSL Trust Acquires Two Product Tankers for US$113 Million
Attachments:	20071107_News_Release_Acquisition.pdf Total size = **71K** (2048K size limit recommended)

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FSL Trust Management Pte. Ltd.
as Trustee Manager for First Ship Lease Trust
9 Temasek Boulevard, #19-03 Suntec Tower Two, Singapore 038989
Tel: 65 6836 3000 Fax: 65 6836 6001 Co. Reg. No. 200702265R



News Release

FSL TRUST ACQUIRES TWO PRODUCT TANKERS FOR US$113 MILLION

- ***Transaction significantly accretive to DPU***
    - ***Adds 8.4% to forecast DPU for Q4 FY2007***
    - ***Forecast DPU for FY2008 raised to US10.432 cents, 13.9% higher than projection at IPO***
- ***Total asset acquisitions of US$158 million in only eight months since listing***

Singapore, 7 November 2007 – FSL Trust Management Pte. Ltd. ("FSLTM"), Trustee-Manager of First Ship Lease Trust ("FSL Trust"), announced today that it has acquired two product tankers from two affiliates of, privately held Groda Shipping & Transportation Ltd. ("Groda Shipping") for a total consideration of US$113 million.

These vessels were concurrently leased back to the sellers for a base lease term of seven years. The sellers will continue to employ the vessels on the basis of a long term Contract of Affreightment with Russian state-controlled energy company OJSC Rosneft Oil Company.

The lease agreement contains a purchase option at the expiry of the base lease and a three-year lease extension option for the lessees.

Significantly positive impact of the acquisition

The acquisition of the two product tankers will be immediately accretive to FSL Trust's distribution per unit ("DPU") with an additional DPU of US0.188 cents for the financial year ending 31 December 2007 ("FY 2007") and an additional US1.512 cents for the financial year ending 31 December 2008 ("FY 2008"), after deducting estimated incentive fees attributable to the Trustee-Manager.

Prior to this acquisition, FSL Trust had a forecast DPU for the fourth quarter of FY2007 of US2.230 cents. The additional DPU of US0.188 cents will raise the forecast DPU for the last quarter of the year by 8.4% to US2.418 cents. This translates into an annualized DPU of US9.672 cents. Based on the closing unit price of US$0.83 on 6 November 2007, the distribution yield for FSL Trust is 11.7% per annum.

The target DPU for FY2008 as indicated in the prospectus of the FSL Trust Initial Public Offering ("IPO") was US9.160 cents. With this acquisition, the new forecast DPU for FY2008 will reach US10.432 cents, exceeding the target DPU by 13.9%.

Rationale for the acquisition

Mr Philip Clausius, Chief Executive Officer of FSLTM, said: "We are very pleased to have entered into this agreement with affiliates of Groda Shipping. With this transaction, we are diversifying our customer base while adding some very high quality and modern vessels to our portfolio which enjoy long term contract coverage with a major oil company.

"This acquisition also delivers very substantial DPU accretion which puts FSL Trust significantly ahead of our plan and the minimum DPU growth targets we had disclosed in our IPO prospectus. We have now achieved US$158 million of asset acquisitions in less than eight months since our listing, putting us well ahead of our 12-month acquisition target of US$200 million."

Funding

The acquisition of the two ships was fully funded upon closing by drawing from a seven-year US$250 million revolving credit facility provided to FSL Trust by a syndicate of banks jointly led by The Bank of Tokyo-Mitsubishi UFJ Co., Ltd., Singapore Branch and Bayerische Hypo- und Vereinsbank AG, Singapore Branch. This facility is provided on a floating rate basis. To protect the spread of the transaction, FSLTM has entered into interest rate swaps to fix the interest rate exposure until maturity of the credit facility. After the funding of this transaction, the undrawn portion of the credit facility was about US$90 million.

Impact on Portfolio

The transaction has the following impact on the lease portfolio of FSL Trust:

a) Lessee Diversification (pre & post acquisition)



Current Revenue Breakdown by Lessee
Schoeller 12%
Berlian Laju Tanker 28%
James Fisher 23%
Siba Ships 14%
Evergreen Marine 23%



New Revenue Breakdown by Lessee (+2 Vessels as at 7 Nov 07)
Groda/Rosneft 23%
Berlian Laju Tanker 21%
Schoeller 9%
Evergreen Marine 18%
James Fisher 18%
Siba Ships 11%



Current NBV Breakdown by Lessee
Schoeller 10%
Berlian Laju Tanker 29%
James Fisher 28%
Siba Ships 15%
Evergreen Marine 18%



New NBV by Lessee (+2 Vessels as at 7 Nov 07)
Groda/Rosneft 18%
Berlian Laju Tanker 24%
Schoeller 8%
Evergreen Marine 15%
James Fisher 23%
Siba Ships 12%

b) Vessel Type Diversification (pre & post acquisition)


Current Revenue Breakdown by Vessel Type
Product Tanker 23%
Container Ship 35%
Dry Bulk Carrier 14%
Chemical Tanker 28%


New Revenue Breakdown by Vessel Type (+2 Vessels as at 7 Nov 07)
Container Ship 27%
Product Tanker 41%
Dry Bulk Carrier 11%
Chemical Tanker 21%


Current NBV Breakdown by Vessel Type
Product Tanker 28%
Container Ship 28%
Dry Bulk Carrier 15%
Chemical Tanker 29%


New NBV by Vessel Type (+2 Vessels as at 7 Nov 07)
Container Ship 23%
Product Tanker 41%
Chemical Tanker 24%
Dry Bulk Carrier 12%

c) Average Remaining Lease Term (excluding lease extension and early buyout options)

- Pre-acquisition: approximately 8.8 years
- Post-acquisition: approximately 8.6 years

d) Average Age of Vessels

- Pre-acquisition: approximately 4.2 years
- Post-acquisition: approximately 3.9 years

Asset Description

The two vessels acquired in this transaction, namely 'Nika I' and 'Verona I', are 1A Super Ice Class Product Tankers with a carrying capacity of about 47,000 dwt each. Built by Hyundai Mipo Dockyard in South Korea, 'Nika I' was delivered in July 2006 and 'Verona I' in December 2005.

The ships are designed to operate in harsh weather conditions. Since their respective deliveries, the ships have and will continue to be employed on an eight-

year Contract of Affreightment with Russian state-controlled energy company OJSC Rosneft Oil Company carrying crude oil and petroleum products from the Russian Far East to ports in China, Japan and South Korea.

Classed with Det Norske Veritas and flying the Cyprus flag, the vessels' technical manager is Prisco (Singapore) Pte Ltd. FSL Trust will own the vessels through two Singapore special purpose companies.

— ends —

About First Ship Lease Trust
First Ship Lease Trust (Reuters: FSLT.SI; Bloomberg: FSLT SP) is a provider of leasing services on a bareboat charter basis to the international shipping industry. Following the acquisition of two product tankers from affiliates of Groda Shipping & Transportation Ltd., FSL Trust now has a modern, high quality and diverse portfolio of 18 vessels consisting of four containerships, nine product tankers, three chemical tankers and two dry bulk carriers. These vessels have an average age of approximately 3.9 years, and an average remaining lease period of approximately 8.6 years (excluding extension periods and early buy out options).

Managed by FSL Trust Management Pte. Ltd., FSL Trust seeks to become the leading provider of leasing services on a bareboat charter basis to the international shipping industry. To achieve this, FSL Trust Management Pte. Ltd. will focus on rapidly growing the vessel portfolio of FSL Trust through accretive acquisitions with long-term bareboat charters.

Media/Analysts Contact:

Weber Shandwick Worldwide
Ivan Tan, +65 6825 8027, itan@webershandwick.com
Huang Qun-yi, +65 6825 8012, qyhuang@webershandwick.com

The initial public offering of units of First Ship Lease Trust (the "Offering") commenced on 19 March 2007 and closed on 22 March 2007. In the Offering, Deutsche Bank AG, Singapore Branch was the Sole Global Co-ordinator, Joint Lead Manager and Joint Bookrunner, and J.P. Morgan (S.E.A.) Limited was the Joint Lead Manager and Joint Bookrunner. The Co-Lead Managers to the Offering were CLSA Merchant Bankers Limited and Macquarie Securities (Asia) Pte Limited. The Manager and Co-ordinator of the Singapore Public Offer was Oversea-Chinese Banking Corporation Limited.

FIRST SHIP LEASE TRUST

RECEIVED
2008 APR 21 A 7:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	*Date*	*Document*
C1	29 October 2007	Notice of substantial shareholder's interests

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	29-Oct-2007 19:09:41
Announcement No.	00175

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 29-10-2007
2. Name of Substantial Shareholder * — Deutsche Bank AG
3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]
2. Name of Registered Holder
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	25-10-2007
2.	The change in the percentage level	From 10.02 % To 9.92 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	1) Open market purchase 2) Sales in open market at own discretion
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions, details of which are as follows:- Security Name Buy/Sell Quantity Price Trade Date First Ship Lease Trust Sell -635,000 0.869 25-Oct-07 First Ship Lease Trust Buy 109,000 0.875 25-Oct-07

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	50,102,000
As a percentage of issued share capital	0 %	10.02 %
No. of shares held after the change	0	49,576,000
As a percentage of issued share capital	0 %	9.92 %

Footnotes	
Attachments:	Total size = 0 (2048K size limit recommended)

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
C2	29 October 2007	Notice of substantial shareholder's interests

Print this page

Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	29-Oct-2007 19:06:24
Announcement No.	00174

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	25-10-2007
2.	Name of Substantial Shareholder *	Deutsche Bank AG

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	23-10-2007
2.	The change in the percentage level	From 9.97 % To 10.02 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	1) Open market purchase 2) Sales in open market at own discretion
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions, details of which are as follows:- Security Name Buy/Sell Quantity Price Trade Date First Ship Lease Trust Buy 515,000 0.876 23-Oct-07 First Ship Lease Trust Sell -249,000 0.875 23-Oct-07

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	49,836,000
As a percentage of issued share capital	0 %	9.97 %
No. of shares held after the change	0	50,102,000
As a percentage of issued share capital	0 %	10.02 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
C3	29 October 2007	Notice of change in interests

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *	
* Asterisks denote mandatory information	

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	29-Oct-2007 18:57:18
Announcement No.	00167

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	25-10-2007
2.	Name of Substantial Shareholder *	United Overseas Bank Limited ("UOB")
3.	Please tick one or more appropriate box(es): *	

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	23-10-2007
2.	The change in the percentage level	From 6.10 % To 5.63 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	1) Open market purchases by UOB. 2) Open market sales by UOB Asset Management Ltd for client portfolios and unit trust funds managed on discretionary basis.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	30,505,000
As a percentage of issued share capital	0 %	6.10 %
No. of shares held after the change	0	28,166,000
As a percentage of issued share capital	0 %	5.63 %

Footnotes	Based on 500,000,000 of First Ship Lease Trust's total number of issued units.
Attachments:	Total size = **0** (2048K size limit recommended)

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
C4	22 October 2007	Notice of substantial shareholder's interests

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	22-Oct-2007 19:41:59
Announcement No.	00142

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 19-10-2007
2. Name of Substantial Shareholder * — Deutsche Bank AG
3. Please tick one or more appropriate box(es): *
   - Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]
2. Name of Registered Holder
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest — 17-10-2007
2. The change in the percentage level — From 10.14 % To 9.88 %
3. Circumstance(s) giving rise to the interest or change in interest — Sales in Open Market at Own Discretion

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: — The change in the percentage level is the result of a series of transactions, details of which are as follows:-
   (a) Sell First Ship Lease Trust 1,404,000 units at USD 0.859 on 17-Oct-07
   (b) Buy First Ship Lease Trust 99,000 units at USD 0.861 on 17-Oct-07

>> PART IV



1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	50,726,000
As a percentage of issued share capital	0 %	10.14 %
No. of shares held after the change	0	49,421,000
As a percentage of issued share capital	0 %	9.88 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
C5	18 October 2007	Notice of books closure & distribution payment date

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	18-Oct-2007 17:20:24
Announcement No.	00057

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notice of Books Closure & Distribution Payment Date
Description	
Attachments:	20071018b_Notice_of_Books_Closure_2007Q3.pdf Total size = **38K** (2048K size limit recommended)

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FIRST SHIP LEASE TRUST
(a business trust constituted on 19 March 2007 under the laws of the Republic of Singapore)
Managed by FSL Trust Management Pte. Ltd.

NOTICE OF BOOKS CLOSURE & DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Unitholders of First Ship Lease Trust ("FSL Trust") will be closed at 5.00 p.m. on 26 October 2007 for the purposes of determining each unitholder's entitlement to FSL Trust's distribution of US2.23 cents per unit ("Distribution") in FSL Trust for the quarter ended 30 September 2007.

Unitholders whose Securities Accounts with The Central Depository (Pte) Limited ("CDP") are credited with units at 5.00 p.m. on 26 October 2007 will be entitled to the Distribution to be paid on 23 November 2007.

SINGAPORE INCOME TAX ON FSL TRUST's DISTRIBUTION

All unitholders are exempt from Singapore income tax on the distributions made by FSL Trust regardless of whether they are corporate unitholders or individuals.

CURRENCY ELECTION PROCEDURES

Unitholders whose units are held directly through CDP will receive their Distribution in the Singapore dollar equivalent of the US dollar Distribution declared, unless unitholders elect to receive the Distribution in US dollars by submitting a "Distribution Election Notice" by 5.00 p.m. on 12 November 2007. For the Distribution to be paid in Singapore dollars, the Trustee-Manager will make the necessary arrangements to convert the Distribution in US dollars into Singapore dollars (taking into account the cost of exchange) at the prevailing market exchange rate. Neither the CDP, Trustee-Manager nor FSL Trust will be liable for any loss howsoever arising from the conversion of the Distribution payable to unitholders from US dollars into Singapore dollars. Save for approved depository agents (acting as nominees of their individual customers), each unitholder may elect to receive the Distribution in either Singapore dollars or US dollars and shall not be able to elect to receive the Distribution partly in Singapore dollars and partly in US dollars. No action is needed for unitholders who wish to receive the Distribution in Singapore dollars.

The Form of Election will be sent out by FSL Trust's unit Registrar, Lim Associates (Pte) Ltd, on or around 31 October 2007.

IMPORTANT NOTE

Unitholders who wish to receive the Distribution in US dollars must complete and return the Distribution Election Notice by 5.00 p.m. on 12 November 2007.

No action is needed for unitholders who wish to receive the Distribution in Singapore dollars.

IMPORTANT DATES AND TIMES

Date/(day)	
26 October 2007 (Friday) 5.00 p.m.	Books closure date
12 November 2007 (Monday) 5.00 p.m.	Deadline for unitholders to complete and return the Distribution Election Notice to CDP in order to receive the Distribution in US dollars
23 November 2007 (Friday)	Payment of Distribution

By Order of the Board
FSL Trust Management Pte. Ltd.
(Company registration no. 200702265R)
as Trustee-Manager of First Ship Lease Trust

Cheong Chee Tham
Director

18 October 2007

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
C6	18 October 2007	Unaudited financial statements and distribution announcement for the quarter ended 30 September 2007




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Third Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	18-Oct-2007 17:12:06
Announcement No.	00045

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-09-2007

Attachments:

- 20071018ai_News_Release.pdf
- 20071018aii_Financial_Statement_Announcement_2007Q3.pdf

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FIRST SHIP LEASE TRUST
UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT
FOR THE QUARTER ENDED 30 SEPTEMBER 2007

TABLE OF CONTENTS

Summary of First Ship Lease Trust ("FSL Trust") Consolidated Results

	1 Jul 2007 to 30 Sep 2007		
	Actual	Projection	% Change
Revenue (US$'000)	12,819	11,585	10.7
Net profit after tax (US$'000)	2,114	2,196	(3.7)
Net Distributable Amount (US$'000)	11,150	10,666	4.5
Amount to be distributed (US$'000)	11,150	10,650	4.7
Distribution Per Unit ("DPU") (US Cents) - Note (a)			
For the Quarter	2.23¢	2.13¢	4.7
Annualised	8.92¢	8.52¢	4.7

Note:
(a) FSL Trust's distribution policy for the period from listing date to 31 December 2007 is to apply 100% of the Net Distributable Amount to Unit holders.

INTRODUCTION

First Ship Lease Trust ("FSL Trust") is a provider of leasing services on a bareboat charter basis to the international shipping industry. It has a modern, high quality and diverse portfolio of 16 vessels consisting of four containerships, seven product tankers, three chemical tankers and two dry bulk carriers as at 30 September 2007. These vessels have an average age of approximately four years, and an average remaining lease period of approximately nine years (excluding extension periods and early buy-out options).

FSL Trust was constituted under a Trust Deed dated 19 March 2007 entered with FSL Trust Management Pte. Ltd. as its trustee-manager. FSL Trust seeks to become the leading provider of leasing services on a bareboat charter basis to the international shipping industry. To achieve this, FSL Trust Management Pte. Ltd. will focus on rapidly growing the vessel portfolio of FSL Trust through accretive acquisitions with long-term bareboat charters. FSL Trust was listed on 27 March 2007 on the Singapore Exchange Securities Trading Limited ("SGX-ST") with an initial portfolio of 13 vessels.

1(a)(i) Consolidated Income Statements

	Note	Group Actual 1 Jul 2007 to 30 Sep 2007 Note (a)	Group Actual 19 Mar 2007 to 30 Sep 2007 Note (a)
		US$'000	US$'000
Revenue		12,819	25,491
Depreciation		(9,052)	(18,213)
Management fees		(513)	(1,020)
Trustee fees		(24)	(49)
Other trust expenses		(327)	(603)
Finance income		169	267
Finance expense		(928)	(1,400)
Profit before tax		2,144	4,473
Income tax expense	(b)	(30)	(52)
Profit after tax		2,114	4,421

Notes:

(a) No comparative consolidated income statements have been presented as FSL Trust was constituted on 19 March 2007. The initial vessel portfolio and its respective leases were acquired on 27 March 2007, which was the listing date. There were no operating activities for the period prior to 27 March 2007.

(b) This relates to tax payable on the taxable interest income on bank deposits.

1(a)(ii) Distribution Statements

	Group Actual 1 Jul 2007 to 30 Sep 2007	Group Actual 19 Mar 2007 to 30 Sep 2007
	US$'000	US$'000
Net Profit after tax	2,114	4,421
Add: Non-cash items ((Note (a))	9,009	18,229
Income available for distribution	11,123	22,650
Add: Income from the previous period to be distributed	27	-
Amount available for distribution	11,150	22,650
Comprising: (i) Tax-exempt distribution	11,011	22,432
(ii) Tax-exempt (one-tier) distribution	139	218
Amount available for distribution	11,150	22,650
Amount to be distributed (US$'000)	11,150	22,650
Units at the end of the quarter/period	500,000,000	500,000,000
Distribution per unit for the quarter/period (US Cents)	2.23	4.53

Note:

(a) Non-cash items include depreciation expenses and amortization of debt upfront fees and initial direct costs. Initial direct costs are transaction expenses incurred in the origination of new leases. These costs are capitalized and amortized into earnings in proportion to the recognition of lease income.

1(b)(i) Balance Sheets as at 30 September 2007

	Actual 30 Sep 2007 Note (a)	
	Group	Trust
	US$'000	US$'000
ASSETS		
Non-current assets		
Vessels, net of accumulated depreciation	500,324	-
Investment in subsidiaries	-	119,158
Other receivables	-	373,604
	500,324	492,762
Current assets		
Prepayments and other receivables	900	805
Cash and cash equivalents	15,650	14,356
	16,550	15,161
Total assets	516,874	507,923
LIABILITIES		
Non-current liability		
Secured bank loan	43,903	43,903
Current liabilities		
Derivative liabilities	3,155	3,155
Charter income received in advance	1,179	-
Accounts payables	21	21
Accruals	394	337
Other payables	1	1
	4,750	3,514
Total liabilities	48,653	47,417
Net assets	468,221	460,506
UNITHOLDERS' FUNDS		
Units in issue	490,000	490,000
Reserves	(21,779)	(29,494)
Total unitholders' funds	468,221	460,506

Note:
(a) No comparative consolidated balance sheets have been presented as FSL Trust was constituted on 19 March 2007. The initial vessel portfolio and its respective leases were acquired on 27 March 2007, which was the listing date. There were no operating activities for the period prior to 27 March 2007.

1(b)(ii) Aggregate Amount of Group's Borrowings and Debt Securities

	Note	Actual 30 Sep 2007
		US$'000
Secured bank loans	(a)	
Amount repayable within one year		-
Amount repayable after one year		45,450
Less: Unamortized debt upfront fees		(1,547)
		43,903

Note:

(a) The trustee-manager has, on behalf of FSL Trust, entered into a US$250 million secured revolving loan facility on 15 February 2007. This facility is primarily secured by:
(i) a first priority mortgage over the vessels in the portfolio;
(ii) a first priority assignment of the lease agreement and earnings; and
(iii) a first priority assignment of insurances

US$45.45 million was drawn in end-May 2007 to finance the acquisition of 3 product tankers from James Fisher Everard Limited and the acquisition fee payable to the trustee-manager. The loan bears interest at 1% above the floating US$ 3-month Libor. Concurrently, FSL Trust has entered into an interest rate swap to fix the floating interest rate for the remaining term of the facility, resulting in an all-in effective interest rate of 6.24% per annum.

1(c) Consolidated Cash flow Statements

	Note	Group Actual 1 Jul 2007 to 30 Sep 2007 Note (a)	Group Actual 19 Mar 2007 to 30 Sep 2007 Note (a)
		US$'000	US$'000
Cash flows from operating activities:			
Profit before tax		2,144	4,473
Adjustments for:			
Vessel depreciation		9,052	18,213
Amortization of debt upfront fees and initial direct costs		61	138
Interest expense		725	964
Operating profit before working capital changes		11,982	23,788
Increase in prepayments and other receivables		(34)	(900)
(Decrease)/Increase in accounts payables		(26)	21
(Decrease)/Increase in accruals		(110)	317
(Decrease)/Increase in charter income received in advance		(980)	1,179
(Decrease)/Increase in other payables		(173)	1
Cash flows from operations		10,659	24,406
Income tax paid		(1)	(4)
Net cash from operating activities		10,658	24,402
Cash flow from investing activities:			
Acquisition in vessels	(b)	-	(516,279)
Deferred initial direct costs		-	(600)
Net cash used in investing activities		-	(516,879)
Cash flow from financing activities:			
Proceeds from issuance of units		-	490,000
Transaction costs on issuance of units		(131)	(13,225)
Distribution to unitholders		(11,500)	(11,500)
Drawdown of secured bank loan (net of transaction costs)		-	43,785
Interest paid		(694)	(933)
Net cash (used in)/from financing activities		(12,325)	508,127
Net (decrease)/increase in cash and cash equivalents		(1,667)	15,650
Cash and cash equivalents at beginning of period		17,317	-
Cash and cash equivalents at end of period		15,650	15,650
Comprising:-			
Cash at Bank		7,624	7,624
Short-term deposits		8,026	8,026
		15,650	15,650

1(c) Consolidated Cash flow Statements (cont'd)

Notes:

(a) No comparative consolidated cash flow statements have been presented as FSL Trust was constituted on 19 March 2007. The initial vessel portfolio and its respective leases were acquired on 27 March 2007, which was the listing date. There were no operating activities for the period prior to 27 March 2007.

(b) On 27 March 2007 (listing date), FSL Trust acquired an initial portfolio of 13 vessels for a total consideration of US$471.3 million. Subsequently, 3 product tankers were acquired on 1 June 2007 from James Fisher Everard Limited for a total consideration of US$45.0 million.

1(d)(i) Statements of Changes in Unitholders' Funds for the period from 19 March 2007 to 30 September 2007 (Note(a))

	Units in Issue	Issue Costs	Accumulated Profit/(Losses)	Other reserves	Total Unitholders' funds
	US$'000	US$'000	US$'000	US$'000	US$'000
Group					
On date of constitution	-	-	-	-	-
Net change in hedging reserve	-	-	-	278	278
Net effect of exchange differences	-	-	-	696	696
Profit for the period	-	-	2,307	-	2,307
Units issued (Note (b))	490,000	-	-	-	490,000
Unit issue costs	-	(13,094)	-	-	(13,094)
Balance as at 30 June 2007	490,000	(13,094)	2,307	974	480,187
Net change in hedging reserve	-	-	-	(3,433)	(3,433)
Net effect of exchange differences	-	-	-	984	984
Profit for the quarter	-	-	2,114	-	2,114
Distribution to unitholders	-	-	(11,500)	-	(11,500)
Unit issue costs	-	(131)	-	-	(131)
Balance as at 30 September 2007	490,000	(13,225)	(7,079)	(1,475)	468,221
Trust					
On date of constitution	-	-	-	-	-
Net change in hedging reserve	-	-	-	278	278
Loss for the period	-	-	(607)	-	(607)
Units issued (Note (b))	490,000	-	-	-	490,000
Unit issue costs	-	(13,094)	-	-	(13,094)
Balance as at 30 June 2007	490,000	(13,094)	(607)	278	476,577
Net change in hedging reserve	-	-	-	(3,433)	(3,433)
Loss for the quarter	-	-	(1,007)	-	(1,007)
Distribution to unitholders	-	-	(11,500)	-	(11,500)
Unit issue costs	-	(131)	-	-	(131)
Balance as at 30 September 2007	490,000	(13,225)	(13,114)	(3,155)	460,506

Notes:

(a) No comparative movements in unitholders' funds have been presented as FSL Trust was constituted on 19 March 2007. FSL Trust was listed on 27 March 2007.

(b) 500,000,000 units were issued on 27 March 2007 upon listing on SGX-ST.

1(d)(ii) Details of any changes in Units

	Actual 1 Jul 2007 to 30 Sep 2007 Units	Actual 19 Mar 2007 to 30 Sep 2007 Units
At the beginning of the period	500,000,000	-
Units issued during the period	-	500,000,000
At the end of the period	500,000,000	500,000,000

2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice

The figures have been extracted from the Interim Financial Information which has been reviewed by the auditors in accordance with the International Standard on Review Engagements 2410 "Review of Interim Financial Information performed by the Independent Auditor of the Entity".

3. Where the figures have been audited, or reviewed, the auditors' report (including any qualifications or emphasis of matter)

The Auditor's review report dated 18 October 2007 on the interim financial report of FSL Trust and its subsidiaries for the quarter ended 30 September 2007 is enclosed in the Appendix.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited financial statements have been applied

Not applicable.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6. Earnings per Unit ("EPU") and Distribution per Unit ("DPU") for the financial period

	1 Jul 2007 to 30 Sep 2007		19 Mar 2007 to 30 Sep 2007	
	Actual	Projection	Actual	Projection
Weighted average number of units	500,000,000	500,000,000	500,000,000	500,000,000
Earnings per unit based on the weighted average number of units in issue (US Cents)	0.42	0.44	0.88	0.90
Number of units issued at end of period	500,000,000	500,000,000	500,000,000	500,000,000
Distribution per unit for the period (US Cents)	2.23	2.13	4.53	4.38

7. Net Asset Value ("NAV") per Unit based on units at the end of the quarter

	Note	Actual 30 Sep 2007 (Note (a))	
		Group	Trust
Net asset value per unit (US$)	(b)	0.94	0.92

Notes:

(a) No comparative NAV has been presented as FSL Trust was constituted on 19 March 2007. FSL Trust was listed on 27 March 2007.

(b) The number of units used in the computation of actual NAV is 500,000,000 units, which is the number of units in issue as at 30 September 2007.

8. Review of Performance

Please refer to paragraph 9 for a review of the actual performance against the projection as shown in the Prospectus.

9(a) Review of actual against Prorated Projection disclosed in the Prospectus for the period ended 30 September 2007

Consolidated Income Statements

	Group					
	1 Jul 2007 to 30 Sep 2007 (Note (a))			19 Mar 2007 to 30 Sep 2007 (Note (a))		
	Actual	Projection	Increase/ (Decrease)	Actual	Projection	Increase/ (Decrease)
	US$'000	US$'000	%	US$'000	US$'000	%
Revenue	12,819	11,585	10.7	25,491	23,792	7.1
Depreciation	(9,052)	(8,402)	7.7	(18,213)	(17,255)	5.6
Management fees	(513)	(463)	10.8	(1,020)	(952)	7.1
Trustee fees	(24)	(23)	4.3	(49)	(48)	2.1
Other trust expenses	(327)	(299)	9.4	(603)	(613)	(1.6)
Finance income	169	68	148.5	267	134	99.3
Finance expense	(928)	(256)	262.5	(1,400)	(525)	166.7
Net profit before tax	2,144	2,210	(3.0)	4,473	4,533	(1.3)
Income tax expense (Note (b))	(30)	(14)	114.3	(52)	(27)	92.6
Net profit after tax	2,114	2,196	(3.7)	4,421	4,506	(1.9)

Notes:

(a) No comparative consolidated income statements have been presented as FSL Trust was constituted on 19 March 2007. The initial vessel portfolio and its respective leases were acquired on 27 March 2007, which was the listing date. There were no operating activities for the period prior to 27 March 2007.

(b) This relates to tax payable on the taxable interest income on bank deposits.

9(a) Review of actual against Prorated Projection disclosed in the Prospectus for the period ended 30 September 2007 (cont'd)

Distribution Statements

	1 Jul 2007 to 30 Sep 2007		Increase/ (Decrease)	19 Mar 2007 to 30 Sep 2007		Increase/ (Decrease)
	Actual	Projection		Actual	Projection	
	US$'000	US$'000	%	US$'000	US$'000	%
Net profit after tax	2,114	2,196	(3.7)	4,421	4,506	(1.9)
Add: Non-cash items (Note (a))	9,009	8,470	6.4	18,229	17,395	4.8
Income available for distribution	11,123	10,666	4.3	22,650	21,901	3.4
Add: Income from previous period to be distributed	27	-	N.M.	-	-	N.M.
Amount available for distribution	11,150	10,666	4.5	22,650	21,901	3.4
Comprising:						
(i) Tax exempt distribution	11,011	10,612	3.8	22,432	21,793	2.9
(ii) Tax exempt (one-tier) distribution	139	54	157.4	218	108	101.9
Amount available for distribution	11,150	10,666	4.5	22,650	21,901	3.4
Amount to be distributed	11,150	10,650	4.7	22,650	21,900	3.4
Distribution Per Unit ("DPU") (US Cents) For the Period	2.23¢	2.13¢	4.7	4.53¢	4.38¢	3.4

N.M. Not Meaningful

The quarter under review falls under the Subordination Period (27 March 2007 (listing date) to 30 June 2009). During this Subordination Period, the Sponsor[1] has agreed to subordinate its entitlement to the distribution in respect of 50% of its Units, and the Trustee-Manager has agreed to subordinate its management fees should the forecasted DPU be not achieved in any quarter.

The DPU payable for the quarter ended 30 September 2007 is US2.23¢. This exceeds the forecasted quarterly DPU of US2.13¢, hence, the Sponsor and the Trustee-Manager do not have to surrender any of their distributions and management fees, respectively.

The DPU achieved for this quarter is 4.7% higher than the forecasted DPU. The Trustee-Manager will not be entitled to any incentive fees as such fees are only payable if the actual Net Distributable Amount per unit exceeds US2.45¢ (15% above the forecasted DPU of US2.13¢).

Note:

(a) Includes non-cash items like depreciation and amortization of debt upfront fees and initial direct costs.

[1] The Sponsor is First Ship Lease Pte. Ltd.. As at 30 September 2007, the Sponsor owns 30.1% of the units in FSL Trust.

9(b) Review of performance for the quarter ended 30 September 2007

Lease revenues grew 10.7% to US$12.82 million against projection for the quarter under review, contributed primarily from the purchase and concurrent leaseback of three product tankers from James Fisher Everard Limited on 1 June 2007.

Correspondingly, total operating expenses rose 7.9% to US$9.9 million, due mainly to increased depreciation from the additional acquired vessels.

Financing cost, which amounted to US$0.9 million, comprised mainly interest expense (US$0.7 million) incurred for the loan drawn to finance 3 product tankers in June 2007.

Against projection, net profit after tax fell marginally by 3.7% to US$2.1 million. FSL Trust was capitalized solely by equity at its initial public offering. As new vessels are acquired and financed 100% by debt, the net profit of FSL Trust will fall as the periodic interest expense and depreciation expense relating to the acquired vessels exceed the lease rentals received. The profitability of FSL Trust will stabilize once the long-term capital structure of 1:1 debt to equity is achieved.

For the quarter under review, a total of US$11.15 million was available for distribution to unitholders. FSL Trust's policy is to apply 100% of the Net Distributable Amount to unitholders. Based on the total distributable amount of US$11.15 million, the DPU is US2.23¢, an increase of 4.7% over the projected DPU.

10. Outlook and Prospects

Management continues to pursue various acquisition opportunities. Based on deal-flow, management believes that the US$200 million asset acquisition target (of which US$45 million has been accomplished so far) within a 12-month period from listing date will be comfortably achieved. On a more general level, management believes that the recent credit crisis has resulted in a net positive effect for FSL Trust, as an increasing number of shipping companies is looking for alternative (non-bank) financing solutions. The US$250 million debt facility that we have put in place at the time of our listing remains over 80% undrawn and available for future acquisitions.

11. Distribution

(a) Current financial period

Any distributions declared for the current financial period	:	Yes
Amount	:	US$11,150,000
Distribution Period	:	1 July 2007 to 30 September 2007
Distribution Type	:	Cash, Tax-exempt Distribution
Distribution Rate	:	2.23 US Cents per unit
Par Value of units	:	Not applicable
Tax Rate	:	Distributions received by either Singapore tax resident Unitholders or non-Singapore tax resident Unitholders are exempt from Singapore income tax and also not subject to Singapore withholding tax. The Unitholders are not entitled to tax credits of any taxes paid by the Trustee-Manager of FSL Trust.

(b) Corresponding Period of the Immediately Preceding Financial Period

Any distributions declared for the previous corresponding period	:	Not applicable

(c)	**Date Payable**	:	23 November 2007
(d)	**Books closure date**	:	The Transfer Books and Register of FSL Trust will be closed at 5.00 p.m. on 26 October 2007 for the purposes of determining each Unitholder's entitlement to the Distribution. Unitholders whose Securities Accounts with The Central Depository (Pte) Limited ("CDP") are credited with units at 5.00 p.m. on 26 October 2007 will be entitled to the Distribution to be paid on 23 November 2007.
(e)	**Currency election procedures**	:	Unitholders whose units are held directly through CDP will receive their distribution in the Singapore dollar equivalent of the 2.23 US Cents declared. Unitholders who wish to receive the distribution in US dollars can do so by submitting a "Distribution Election Notice" to CDP by 12 November 2007.

12. If no distribution has been declared/recommended, a statement to that effect

Not applicable.

13. Confirmation by the Board

The Board of FSL Trust Management Pte. Ltd. as Trustee-Manager of First Ship Lease Trust, has confirmed that, to the best of their knowledge, nothing has come to their attention which may render the unaudited interim financial results of the Group for the quarter ended 30 September 2007 to be false or misleading in any material aspect.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, changes in operating expenses, trust expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
FSL TRUST MANAGEMENT PTE. LTD.
(COMPANY REGISTRATION NO. 200702265R)
AS TRUSTEE-MANAGER OF FIRST SHIP LEASE TRUST

Cheong Chee Tham
Director
18 October 2007



KPMG
16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581

Telephone +65 6213 3388
Fax +65 6225 0984
Internet www.kpmg.com.sg

The Board of Directors
FSL Trust Management Pte Ltd
(in its capacity as Trustee-Manager
of First Ship Lease Trust)
9 Temasek Boulevard
#19-03 Suntec Tower Two
Singapore 038989

Our ref KT/DK/A1P

Contact Kenny Tan

+65 6213 2836

Attention: Mr Cheong Chee Tham

18 October 2007

Dear Sirs

First Ship Lease Trust
Review of Interim Financial Information

Introduction

We have reviewed the accompanying financial information of First Ship Lease Trust (the "Trust") and its subsidiaries (the "Group"), which comprise the consolidated balance sheets of the Group and the Trust as at 30 September 2007, the related consolidated income statements, statements of changes in unitholders' funds of the Group and the Trust and cash flow statement of the Group for the 3 month period then ended and certain explanatory notes (the "Interim Financial Information"). Management is responsible for the preparation and presentation of this Interim Financial Information in accordance with International Accounting Standard ("IAS") 34 *Interim Financial Reporting*. Our responsibility is to express a conclusion on this Interim Financial Information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.



Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying Interim Financial Information is not prepared, in all material respects, in accordance with IAS 34 *Interim Financial Reporting.*

Restriction on use

Our report is provided on the basis that it is solely for the private information of the directors of FSL Trust Management Pte Ltd (in its capacity as Trustee-Manager) and should not be quoted or referred to, in whole or in part, without our prior written permission, for any other purposes. We do not assume any responsibility or liability for losses occasioned to the directors of FSL Trust Management Pte Ltd, the Trust or any other parties as a result of the circulation, publication, reproduction or use of the report contrary to the provisions of this paragraph.

Yours faithfully

KPMG

KPMG
Certified Public Accountants
Singapore
18 October 2007



FSL Trust Management Pte. Ltd.
as Trustee Manager for First Ship Lease Trust
9 Temasek Boulevard, #19-03 Suntec Tower Two, Singapore 038989
Tel: 65 6836 3000 Fax: 65 6836 6001 Co. Reg. No. 200702265R

18 October 2007

For Immediate Release

FIRST SHIP LEASE TRUST TO DISTRIBUTE US$11.15 MILLION TO UNITHOLDERS FOR 3Q FY07

- ***Distribution – US2.23¢ per unit (4.7% higher than IPO projection)***
- ***Revenue – US$12.8 million (10.7% higher than IPO projection)***

Singapore, 18 October 2007 – FSL Trust Management Pte. Ltd. ("FSLTM"), trustee-manager of First Ship Lease Trust ("FSL Trust"), today announced a total distribution of US$11.15 million to unitholders of FSL Trust for the third quarter ended 30 September 2007 ("3Q FY07"). This represents 100% of the amount available for distribution.

Based on 500 million outstanding units, the Distribution Per Unit ("DPU") is US2.23¢, 4.7% higher than the DPU of US2.13¢ projected at the time of FSL Trust's Initial Public Offering ("IPO") in March 2007.

Summary of Results

	3Q FY07		
	Actual	**Projection**	**Change (%)**
Revenue (US$'000)	12,819	11,585	10.7
Net profit after tax (US$'000)	2,114	2,196	(3.7)
Net Distributable Amount (US$'000)	11,150	10,666	4.5
Amount to be distributed (US$'000)	11,150	10,650	4.7
Distribution Per Unit ("DPU") (US Cents) - Note (a)			
For the quarter	2.23¢	2.13¢	4.7
Annualised	8.92¢	8.52¢	4.7

Note:
(a) FSL Trust's distribution policy for the period from listing date to 31 December 2007 is to apply 100% of the Net Distributable Amount to Unit holders.



FSL Trust Management Pte. Ltd.
as Trustee Manager for First Ship Lease Trust
9 Temasek Boulevard, #19-03 Suntec Tower Two, Singapore 038989
Tel: 65 6836 3000 Fax: 65 6836 6001 Co. Reg. No. 200702265R

FSL Trust also reported revenue of US$12.82 million for the quarter, 10.7% higher than projection. The rise in revenue was due primarily to the purchase and concurrent leaseback of three product tankers from James Fisher Everard Limited on 1 June 2007.

Commenting on the financial performance in the quarter under review, Mr Philip Clausius, Chief Executive Officer of FSLTM, said: "We are pleased with our third quarter achievements. Our demonstrated ability to grow FSL Trust through accretive acquisitions has enabled the Trust to announce distributions to our unitholders that exceed our projection. Indeed, this attests to the successful execution of our distribution growth strategy which we intend to continue, in order to enhance value to our unitholders. This will be underpinned by our active participation in the global ship finance market."

FSL Trust had a portfolio of 16 vessels as at 30 September 2007 comprising four containerships, seven product tankers, three chemical tankers and two dry bulk carriers.

Distribution

For 3Q FY07, unitholders will receive US2.23¢ for each unit they own. This translates into an annualised DPU of US8.92¢, representing an increase of 4.7% against projection. Based on FSL Trust's closing unit price of US$0.86 on 17 October 2007, this translates into a distribution yield of 10.4%.

The increase in the DPU was mainly made possible by the incremental cash flow resulting from the purchase and lease of the three product tankers from James Fisher Everard Limited on 1 June 2007.



FSL Trust Management Pte. Ltd.
as Trustee Manager for First Ship Lease Trust
9 Temasek Boulevard, #19-03 Suntec Tower Two, Singapore 038989
Tel: 65 6836 3000 Fax: 65 6836 6001 Co. Reg. No. 200702265R

The Books Closure Date is 26 October 2007, and payment to unitholders of the distribution of US2.23¢ per unit[1] will be made on 23 November 2007.

<u>Subordination and Fees Paid to FSLTM</u>

The period under review falls under the Subordination Period (listing date of 27 March 2007 to 30 June 2009). During this Subordination Period, the Sponsor[2] has agreed to subordinate its entitlement to the distribution in respect of 50% of its Units, and the Trustee-Manager has agreed to subordinate its management fees should the forecasted DPU not be achieved in any quarter.

The DPU payable for 3Q FY07 is US2.23¢. This exceeds the forecasted quarterly DPU of US2.13¢; hence, the Sponsor and the Trustee-Manager do not have to surrender any of their distributions and management fees, respectively.

The Trustee-Manager will not be entitled to any incentive fees as such fees are only payable if the actual Net Distributable Amount per unit exceeds US2.45¢ (i.e. 15% above the forecasted DPU of US2.13¢).

[1] Unitholders whose units are held directly through The Central Depository (Pte) Limited ("CDP") will receive their distribution in the Singapore dollar equivalent of the US2.23¢ declared. Unitholders who wish to receive the distribution in US dollars can do so by submitting a "Distribution Election Notice" to CDP by 12 November 2007.
[2] The Sponsor is First Ship Lease Pte. Ltd. As at 30 September 2007, the Sponsor owns 30.1% of the units in FSL Trust.


FSL
TRUST

FSL Trust Management Pte. Ltd.
as Trustee Manager for First Ship Lease Trust
9 Temasek Boulevard, #19-03 Suntec Tower Two, Singapore 038989
Tel: 65 6836 3000 Fax: 65 6836 6001 Co. Reg. No. 200702265R

Lease Portfolio

FSL Trust's lease portfolio as at 30 September 2007 is as follows:


Revenue breakdown by Lessee
Siba Ships 14%
James Fisher 23%
Evergreen Marine 23%
Schoeller Holdings 12%
Berlian Laju Tanker 28%
Annualised Portfolio Lease Revenue: US$51.2 Million


Revenue breakdown by Vessel Type
Bulk Carrier 14%
Product Tanker 23%
Containership 35%
Chemical Tanker 28%
Annualised Portfolio Lease Revenue: US$51.2 Million


Net book Value breakdown by Lessee
Siba Ships 15%
James Fisher 28%
Evergreen Marine 18%
Schoeller Holdings 10%
Berlian Laju Tanker 29%
Portfolio Net Book Value as at 30 September 2007: US$499.7 Million


Net Book Value breakdown by Vessel Type
Bulk Carrier 15%
Product Tanker 28%
Containership 28%
Chemical Tanker 29%
Portfolio Net Book Value as at 30 September 2007: US$499.7 Million



FSL Trust Management Pte. Ltd.
as Trustee Manager for First Ship Lease Trust
9 Temasek Boulevard, #19-03 Suntec Tower Two, Singapore 038989
Tel: 65 6836 3000 Fax: 65 6836 6001 Co. Reg. No. 200702265R

Review, Outlook and Prospects

The fundamentals of the global shipping industry remain favorable as evidenced by the current strong freight rates which have in turn boosted the value of shipping assets. In addition, shipping companies are increasingly pursuing asset-light strategies by leasing vessels rather than buying vessels in order to reduce their capital expenditure.

Mr Clausius said: "Unlike players in the shipping industry which face cyclical business conditions, FSL Trust, as a ship financier, enjoys stable, regular and predictable revenues from the long-term leases of at least seven years it signs with its lessees. These include well recognised names in the global shipping industry. This stable revenue stream enables FSL Trust to pay out regular and predictable distributions to unitholders every quarter, much like a maritime annuity."

"Looking ahead, we have a strong acquisition pipeline. Based on general deal-flow and the substantial size of the global ship financing industry, we are optimistic of meeting our acquisition target of US$200 million of assets within 12 months from our listing date. The US$250 million debt facility that we have put in place at the time of our listing remains over 80% undrawn and available for future acquisitions."

— ends —



FSL Trust Management Pte. Ltd.
as Trustee Manager for First Ship Lease Trust
9 Temasek Boulevard, #19-03 Suntec Tower Two, Singapore 038989
Tel: 65 6836 3000 Fax: 65 6836 6001 Co. Reg. No. 200702265R

About First Ship Lease Trust
First Ship Lease Trust (Reuters: FSLT.SI; Bloomberg: FSLT SP) is a provider of leasing services on a bareboat charter basis to the international shipping industry. It now has a modern, high quality and diverse portfolio of 16 vessels consisting of four containerships, seven product tankers, three chemical tankers and two dry bulk carriers. These vessels have an average age of approximately four years, and an average remaining lease period of approximately nine years (excluding extension periods and early buy-out options).

Managed by FSL Trust Management Pte. Ltd., FSL Trust seeks to become the leading provider of leasing services on a bareboat charter basis to the international shipping industry. To achieve this, FSL Trust Management Pte. Ltd. will focus on rapidly growing the vessel portfolio of FSL Trust through accretive acquisitions with long-term bareboat charters.

Media/Analysts Contact:

Weber Shandwick Worldwide
Ivan Tan, +65 9635 9765, itan@webershandwick.com
Huang Qun-yi, +65 6825 8012, qyhuang@webershandwick.com

This news release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, changes in operating expenses, trust expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

The initial public offering of units of First Ship Lease Trust (the "Offering") commenced on 19 March 2007 and closed on 22 March 2007. In the Offering, Deutsche Bank AG, Singapore Branch was the Sole Global Co-ordinator, Joint Lead Manager and Joint Bookrunner, and J.P. Morgan (S.E.A.) Limited was the Joint Lead Manager and Joint Bookrunner. The Co-Lead Managers to the Offering were CLSA Merchant Bankers Limited and Macquarie Securities (Asia) Pte Limited. The Manager and Co-ordinator of the Singapore Public Offer was Oversea-Chinese Banking Corporation Limited.

This announcement has been prepared and released by FSL Trust Management Pte. Ltd., as trustee-manager of First Ship Lease Trust. Deutsche Bank AG, Singapore Branch and and J.P. Morgan (S.E.A.) Limited, in their capacity as Joint Lead Managers and Joint Bookrunners, are not required to and have not been involved in the preparation or release of this announcement and have not verified the accuracy, completeness or adequacy of the information contained herein. The Joint Lead Managers and Joint Bookrunners do not accept any responsibility for, and disclaim any liability with respect to, the accuracy, completeness or adequacy of the information contained in this announcement or incorporated by reference herein.

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
C7	18 October 2007	Distribution Notice for Q3 2007


RECEIVED
2008 APR 21 A 7:30


FSL
TRUST

FIRST SHIP LEASE TRUST
(a business trust constituted on 19 March 2007 under the laws of the Republic of Singapore)
Managed by FSL Trust Management Pte. Ltd.

DISTRIBUTION FOR THE QUARTER ENDED 30 JUNE 2007 TO UNITHOLDERS OF FIRST SHIP LEASE TRUST

The initial public offering of units of First Ship Lease Trust (the "Offering") commenced on 19 March 2007 and closed on 22 March 2007. In the Offering, Deutsche Bank AG, Singapore Branch was the Sole Global Co-ordinator, Joint Lead Manager and Joint Bookrunner, and J.P. Morgan (S.E.A.) Limited was the Joint Lead Manager and Joint Bookrunner. The Co-Lead Managers to the Offering were CLSA Merchant Bankers Limited and Macquarie Securities (Asia) Pte Limited. The Manager and Co-ordinator of the Singapore Public Offer was Oversea-Chinese Banking Corporation Limited.

DISTRIBUTION FOR THE QUARTER ENDED 30 JUNE 2007

Distribution Policy

First Ship Lease Trust's ("FSL Trust") policy is to apply at least 90% of the Net Distributable Amount towards payment of distribution and incentive fees. However, for the period from Listing Date (27 March 2007) to 31 December 2007, FSL Trust will not retain any part of the Net Distributable Amount and will apply 100% of the full Net Distributable Amount towards payment of distribution and incentive fees. Net Distributable Amount refers to net lease income from bareboat lease agreements and after-tax interest income less management fees, financing costs and other trust expenses (excluding depreciation and amortization of debt up-front fees).

The distributions will be made on a quarterly basis, with the amount calculated as at 31 March, 30 June, 30 September and 31 December each year for the three-month period ending on each of the said dates. All distributions will be paid within 60 days after the end of each distribution period.

In the event that there are Net Taxable Income and/or proceeds arising from any sale of vessels, and only if such income and/or proceeds are surplus to the business requirements and needs of FSL Trust and its taxability or otherwise confirmed by the IRAS, the Trustee-Manager may, in its discretion, distribute such income and/or proceeds. Such income and/or proceeds, if not distributed, will form part of the Trust Property (as defined in Clause 1.1 of the Trust Deed dated 19 March 2007).

Distribution Statement for the Quarter ended 30 September 2007

		US$'000
Net Profit after tax		*2,307*
Add: Depreciation		*9,161*
Amortization of debt upfront fees		*72*
Amortization of initial direct costs	(a)	*5*
Less: Initial direct costs paid	(a)	*(18)*
Amount available for distribution		***11,527***
Comprising: (i) Tax-exempt distribution		*11,448*
(ii) Tax-exempt (one-tier) distribution		*79*
Amount to be distributed (US$'000)		***11,500***
Units at the end of the period		*500,000,000*
Distribution per unit (US Cents)		***2.30***

Note:

(a) Initial direct costs are transaction expenses incurred in the origination of new leases. These costs are capitalized and amortized into earnings in proportion to the recognition of lease income.

All unitholders are exempt from Singapore income tax on the distributions made by FSL Trust regardless of whether they are corporate unitholders or individuals.

Dates of Events

Announcement of Distribution Rate	18 October 2007
Books closure date	The Transfer Books and Register of Unitholders of First Ship Lease Trust ("FSL Trust") will be closed at 5.00 p.m. on 26 October 2007 for the purposes of determining each unitholder's entitlement to the distribution of US2.[ ] cents per unit ("Distribution"). Unitholders whose Securities Accounts with The Central Depository (Pte) Limited ("CDP") are credited with units at 5.00 p.m. on 26 October 2007 will be entitled to the Distribution to be paid on 23 November 2007.
Payment of Distribution	23 November 2007

FIRST SHIP LEASE TRUST

RECEIVED
2008 APR 21 A 7:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	*Date*	*Document*
C8	17 October 2007	Notice of change in interests

Print this page

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	17-Oct-2007 19:12:22
Announcement No.	00102

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	16-10-2007
2.	Name of Substantial Shareholder *	UOB Asset Management Ltd ("UOBAM")

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest: 12-10-2007
2. The change in the percentage level: From 5.26 % To 4.97 %
3. Circumstance(s) giving rise to the interest or change in interest: # Others

   # Please specify details: Open market purchases and sales of First Ship Lease Trust units for clients' portfolios and Unit Trust funds managed on a discretionary basis.
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	26,324,000
As a percentage of issued share capital	0 %	5.26 %
No. of shares held after the change	0	24,872,000
As a percentage of issued share capital	0 %	4.97 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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FIRST SHIP LEASE TRUST

RECEIVED
2008 APR 21 A 7:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	*Date*	*Document*
C9	11 October 2007	Notice of substantial shareholder's interests

Print this page

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	11-Oct-2007 19:35:36
Announcement No.	00135

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	10-10-2007
2.	Name of Substantial Shareholder *	Deutsche Bank AG

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest: 08-10-2007

2. The change in the percentage level: From 11.10 % To 10.85 %

3. Circumstance(s) giving rise to the interest or change in interest: Sales in Open Market at Own Discretion

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

   The change in the percentage level is the result of a series of transactions, details of which are as follows:-
   Security Name Buy/Sell Quantity Price Trade Date
   First Ship Lease Trust Sell 759,000 0.865 08-Oct-07
   First Ship Lease Trust Sell 500,000 0.864 08-Oct-07

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	55,486,000
As a percentage of issued share capital	0.00 %	11.10 %
No. of shares held after the change	0	54,227,000
As a percentage of issued share capital	0.00 %	10.85 %

Footnotes

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
C10	3 October 2007	Timetable for release of financial results and distributions


FSL
TRUST

FIRST SHIP LEASE TRUST

(a business trust constituted on 19 March 2007 under the laws of the Republic of Singapore)

TIMETABLE FOR RELEASE OF FINANCIAL RESULTS AND DISTRIBUTIONS

FSL Trust Management Pte. Ltd. ("FSLTM"), Trustee-Manager of First Ship Lease Trust ("FSL Trust") wishes to announce the timetable for the release of the financial results and distributions for the quarter ended 30 September 2007, as follows:

Date/(day)	
18 October 2007 (Thursday)	Release of announcement of financial results and distribution notice for the quarter ended 30 September 2007
24 October 2007 (Wednesday)	Ex-distribution date
26 October 2007, 5.00 p.m. (Friday)	Books closure date
12 November 2007 (Monday)	Deadline for unitholders to complete and return the Distribution Election Notice to CDP in order to receive the distribution in US dollars
23 November 2007 (Friday)	Payment of distribution

By Order of the Board
FSL Trust Management Pte. Ltd.
(Company registration no. 200702265R)
as Trustee-Manager of First Ship Lease Trust

Cheong Chee Tham
Director
3 October 2007

The initial public offering of units of First Ship Lease Trust (the "Offering") commenced on 19 March 2007 and closed on 22 March 2007. In the Offering, Deutsche Bank AG, Singapore Branch was the Sole Global Co-ordinator, Joint Lead Manager and Joint Bookrunner, and J.P. Morgan (S.E.A.) Limited was the Joint Lead Manager and Joint Bookrunner. The Co-Lead Managers to the Offering were CLSA Merchant Bankers Limited and Macquarie Securities (Asia) Pte Limited. The Manager and Co-ordinator of the Singapore Public Offer was Oversea-Chinese Banking Corporation Limited.

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
D1	24 September 2007	Notice of substantial shareholder's interest

Print this page

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	24-Sep-2007 19:36:16
Announcement No.	00135

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	21-09-2007
2.	Name of Substantial Shareholder *	Deutsche Bank AG

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest: 19-09-2007
2. The change in the percentage level: From 12.16 % To 11.83 %
3. Circumstance(s) giving rise to the interest or change in interest: Sales in Open Market at Own Discretion

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: The change in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	60,776,000
As a percentage of issued share capital	0.00 %	12.16 %
No. of shares held after the change	0	59,133,000
As a percentage of issued share capital	0.00 %	11.83 %

Footnotes

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FIRST SHIP LEASE TRUST

RECEIVED
2008 APR 21 A 7:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	*Date*	*Document*
D2	18 September 2007	Notice of substantial shareholder's interest

Print this page

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	18-Sep-2007 12:08:23
Announcement No.	00009

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	17-09-2007
2.	Name of Substantial Shareholder *	Penta Investment Advisers Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	13-09-2007
2.	The change in the percentage level	From 8.02 % To 7.95 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Divestment
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in percentage level is a result of transactions occurring on 13 September 2007.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	40,095,000
As a percentage of issued share capital	0 %	8.02 %
No. of shares held after the change	0	39,729,000
As a percentage of issued share capital	0 %	7.95 %

Footnotes

Name of Entity : No. of Units Held

Altma Blessington : 1,373,000
IBRD - RSBP : 134,000
IBRD - Staff Retirement Plan : 1,276,000
Investcorp Long Short Asia Fund : 1,332,000
Penta Asia Long Short Fund : 10,582,000
Penta Asia MAC 91 Ltd : 1,101,000
Penta Japan Domestic Partners : 7,344,000
Penta Master Fund : 16,367,000
Worth Capital Holdings : 220,000

Total : 39,729,000

Attachments:

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
E1	30 July 2007	Change of business address


FSL
TRUST

FIRST SHIP LEASE TRUST
(a business trust constituted on 19 March 2007 under the laws of the Republic of Singapore)
Managed by FSL Trust Management Pte. Ltd.

CHANGE OF BUSINESS ADDRESS

FSL Trust Management Pte. Ltd., the Trustee-Manager of First Ship Lease Trust, wishes to announce that the business address of the Trustee-Manager has been changed to **9 Temasek Boulevard, #19-03 Suntec Tower Two, Singapore 038989** with immediate effect. The contact numbers remain unchanged. The registered office of the Trustee-Manager remains unchanged at **One Marina Boulevard, #28-00, Singapore 018989.**

July 30, 2007

The initial public offering of units of First Ship Lease Trust (the "Offering") commenced on 19 March 2007 and closed on 22 March 2007. In the Offering, Deutsche Bank AG, Singapore Branch was the Sole Global Co-ordinator, Joint Lead Manager and Joint Bookrunner, and J.P. Morgan (S.E.A.) Limited was the Joint Lead Manager and Joint Bookrunner. The Co-Lead Managers to the Offering were CLSA Merchant Bankers Limited and Macquarie Securities (Asia) Pte Limited. The Manager and Co-ordinator of the Singapore Public Offer was Oversea-Chinese Banking Corporation Limited.

FIRST SHIP LEASE TRUST

Item No.	Date	Document
E2	20 July 2007	Notice of substantial shareholder's interests

Print this page

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	20-Jul-2007 23:59:15
Announcement No.	00189

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	17-07-2007
2.	Name of Substantial Shareholder *	American International Assurance Company, Limited (Singapore Branch)

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest: 13-07-2007

2. The change in the percentage level: From 8.0000 % To 7.9458 %

3. Circumstance(s) giving rise to the interest or change in interest: Sales in Open Market at Own Discretion

   # Please specify details: Sold 271,000 shares at USD0.99.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: The change was a result from a transaction as mentioned in Part III 3 above.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	21,000,000	19,000,000
As a percentage of issued share capital	4.2 %	3.8 %
No. of shares held after the change	21,000,000	18,729,000
As a percentage of issued share capital	4.2 %	3.7458 %

Footnotes: Please see Appendix.

Attachments: 20070720_AIA_Appendix.pdf
Total size = **66K**
(2048K size limit recommended)

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FIRST SHIP LEASE TRUST

RECEIVED
2008 APR 21 A 7:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	*Date*	*Document*
E3	20 July 2007	Notice of substantial shareholder's interest

Print this page

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	20-Jul-2007 23:49:42
Announcement No.	00188

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 19-07-2007
2. Name of Substantial Shareholder * — Deutsche Bank AG
3. Please tick one or more appropriate box(es): *

   - Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]
2. Name of Registered Holder
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest: 17-07-2007

2. The change in the percentage level: From 13.00 % To 12.97 %

3. Circumstance(s) giving rise to the interest or change in interest: Sales in Open Market at Own Discretion

   # Please specify details:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

   The change in the percentage level is the result of a series of transactions, details of which are as follows:-

   Buy First Ship Lease Trust 64,000 units at 0.986 on 17-Jul-07
   Sell First Ship Lease Trust 207,000 units at 0.980 on 17-Jul-07

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	65,030,000
As a percentage of issued share capital	0.00 %	13.00 %
No. of shares held after the change	0	64,887,000
As a percentage of issued share capital	0.00 %	12.97 %

Footnotes

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
E4	20 July 2007	Notice of substantial shareholder's interest

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	20-Jul-2007 23:46:49
Announcement No.	00187

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 18-07-2007
2. Name of Substantial Shareholder * — Deutsche Bank AG
3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]
2. Name of Registered Holder
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	16-07-2007
2.	The change in the percentage level	From 12.99 % To 13.00 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	64,980,000
As a percentage of issued share capital	0.00 %	12.99 %
No. of shares held after the change	0	65,030,000
As a percentage of issued share capital	0.00 %	13.00 %

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
E5	20 July 2007	Notice of substantial shareholder's interest

Print this page

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	20-Jul-2007 23:41:36
Announcement No.	00186

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 17-07-2007
2. Name of Substantial Shareholder * — Deutsche Bank AG
3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]
2. Name of Registered Holder
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest: 13-07-2007

2. The change in the percentage level: From 13.21 % To 12.99 %

3. Circumstance(s) giving rise to the interest or change in interest: Sales in Open Market at Own Discretion

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

   The change in the percentage level is the result of a series of transactions, details of which as follows:-

   Sell First Ship Lease Trust 1,074,000 units at 0.990 on 13-Jul-07
   Buy First Ship Lease Trust 1,000 units at 0.991 on 13-Jul-07

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	66,053,000
As a percentage of issued share capital	0.00 %	13.21 %
No. of shares held after the change	0	64,980,000
As a percentage of issued share capital	0.00 %	12.99 %

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
E6	19 July 2007	Notice of books closure & distribution payment date

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Cheong Chee Tham
Designation *	Chief Financial Officer
Date & Time of Broadcast	19-Jul-2007 07:30:23
Announcement No.	00006

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Notice of Books Closure & Distribution Payment Date
Description	
Attachments:	NOTICE_OF_BOOKS_CLOSURE.pdf Total size = 39K (2048K size limit recommended)

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FIRST SHIP LEASE TRUST
(a business trust constituted on 19 March 2007 under the laws of the Republic of Singapore)
Managed by FSL Trust Management Pte. Ltd.

NOTICE OF BOOKS CLOSURE & DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Unitholders of First Ship Lease Trust ("FSL Trust") will be closed at 5.00 p.m. on 27 July 2007 for the purposes of determining each unitholder's entitlement to FSL Trust's distribution of US2.30 cents per unit ("Distribution") in FSL Trust for the period since the date of the initial public offering ("IPO") of the units from 19 March 2007 to 30 June 2007.

Unitholders whose Securities Accounts with The Central Depository (Pte) Limited ("CDP") are credited with units at 5.00 p.m. on 27 July 2007 will be entitled to the Distribution to be paid on 23 August 2007.

SINGAPORE INCOME TAX ON FSL TRUST's DISTRIBUTION

All unitholders are exempt from Singapore income tax on the distributions made by FSL Trust regardless of whether they are corporate unitholders or individuals.

CURRENCY ELECTION PROCEDURES

Unitholders whose units are held directly through CDP will receive their Distribution in the Singapore dollar equivalent of the US dollar Distribution declared, unless unitholders elect to receive the Distribution in US dollars by submitting a "Distribution Election Notice" by 5.00 p.m. on 10 August 2007. For the Distribution to be paid in Singapore dollars, the Trustee-Manager will make the necessary arrangements to convert the Distribution in US dollars into Singapore dollars (taking into account the cost of exchange) at the prevailing market exchange rate. Neither the CDP, Trustee-Manager nor FSL Trust will be liable for any loss howsoever arising from the conversion of the Distribution payable to unitholders from US dollars into Singapore dollars. Save for approved depository agents (acting as nominees of their individual customers), each unitholder may elect to receive the Distribution in either Singapore dollars or US dollars and shall not be able to elect to receive the Distribution partly in Singapore dollars and partly in US dollars. No action is needed for unitholders who wish to receive the Distribution in Singapore dollars.

The Form of Election will be sent out by FSL Trust's unit Registrar, Lim Associates (Pte) Ltd, on or around 31 July 2007.

IMPORTANT NOTE

Unitholders who wish to receive the Distribution in US dollars must complete and return the Distribution Election Notice by 5.00 p.m. on 10 August 2007.

No action is needed for unitholders who wish to receive the Distribution in Singapore dollars.

IMPORTANT DATES AND TIMES

Date/(day)	
27 July 2007 (Friday) 5.00 p.m.	Books closure date
10 August 2007 (Friday) 5.00 p.m.	Deadline for unitholders to complete and return the Distribution Election Notice to CDP in order to receive the Distribution in US dollars
23 August 2007 (Thursday)	Payment of Distribution

By Order of the Board
FSL Trust Management Pte. Ltd.
(Company registration no. 200702265R)
as Trustee-Manager of First Ship Lease Trust

Cheong Chee Tham
Director

19 July 2007

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
E7	19 July 2007	First Ship Lease Trust's inaugural results for the period ended 30 June 2007



RECEIVED

2008 APR 21 A 7:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FIRST SHIP LEASE TRUST
UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT
FOR THE PERIOD ENDED 30 JUNE 2007

TABLE OF CONTENTS

Summary of First Ship Lease Trust ("FSL Trust") Consolidated Results

	19 March 2007 to 30 June 2007 Note (a)		
	Actual	Projection	% Change
Revenue (US$'000)	12,672	12,208	3.8
Net profit after tax (US$'000)	2,307	2,310	(0.1)
Net Distributable Amount (US$'000)	11,527	11,236	2.6
Amount to be distributed (US$'000)	11,500	11,250	2.2
Distribution Per Unit ("DPU") (US Cents) - Note (b)			
For the Period	2.30¢	2.25¢	2.2
Annualised	8.77¢	8.52¢	2.9

Notes:

(a) FSL Trust was constituted on 19 March 2007. The initial vessel portfolio and its respective leases were acquired on 27 March 2007, which was the listing date. There were no operating activities for the period prior to 27 March 2007. The projection figures are derived by prorating the projection disclosed in the Prospectus for the period 27 March 2007 to 30 June 2007.

(b) FSL Trust's distribution policy for the period from listing date to 31 December 2007 is to apply 100% of the Net Distributable Amount to Unit holders.

INTRODUCTION

First Ship Lease Trust ("FSL Trust") is a provider of leasing services on a bareboat charter basis to the international shipping industry. It has a modern, high quality and diverse portfolio of 16 vessels consisting of four containerships, seven product tankers, three chemical tankers and two dry bulk carriers as at 30 June 2007. These vessels have an average age of approximately four years, and an average remaining lease period of approximately nine years (excluding extension periods and early buy-out options).

FSL Trust was constituted under a Trust Deed dated 19 March 2007 entered with FSL Trust Management Pte. Ltd. as its trustee-manager. FSL Trust seeks to become the leading provider of leasing services on a bareboat charter basis to the international shipping industry. To achieve this, FSL Trust Management Pte. Ltd. will focus on rapidly growing the vessel portfolio of FSL Trust through accretive acquisitions with long-term bareboat charters.

FSL Trust was listed on 27 March 2007 on the Singapore Exchange Securities Trading Limited ("SGX-ST") with an initial portfolio of 13 vessels. On 1 June 2007, it acquired 3 product tankers from James Fisher Everard Limited under a sale-leaseback arrangement, bringing FSL Trust's portfolio to a total of 16 vessels. This acquisition was immediately accretive to FSL Trust's distribution per unit ("DPU"). The proforma financial effect of the acquisition on the DPU for the financial year ending 31 December 2007 ("FY 2007") is an additional US0.17¢ per unit and an additional US0.30¢ per unit for the financial year ending 31 December 2008 ("FY 2008") compared to the annualised DPU of US8.52¢ based on the initial portfolio.

1(a)(i) Consolidated Income Statement for the period ended 30 June 2007

	Note	Group Actual 19 March 2007 to 30 June 2007 Note (a)
		US$'000
Revenue		12,672
Depreciation		(9,161)
Management fees		(507)
Trustee fees		(25)
Other trust expenses		(276)
Finance income		98
Finance expense		(472)
Net profit before tax		2,329
Income tax expense	(b)	(22)
Net profit after tax		2,307

Notes:

(a) No comparative consolidated income statement has been presented as FSL Trust was constituted on 19 March 2007. The first financial period was from 19 March 2007 to 30 June 2007. The initial vessel portfolio and its respective leases were acquired on 27 March 2007, which was the listing date. There were no operating activities for the period prior to 27 March 2007.

(b) This relates to tax payable on the taxable interest income on bank deposits.

1(a)(ii) Distribution Statement for the period ended 30 June 2007

	Note	Group Actual 19 March 2007 to 30 June 2007
		US$'000
Net Profit after tax		2,307
Add: Depreciation		9,161
Amortization of debt upfront fees		72
Amortization of initial direct costs	(a)	5
Less: Initial direct costs paid	(a)	(18)
Amount available for distribution		11,527
Comprising: (i) Tax-exempt distribution		11,448
(ii) Tax-exempt (one-tier) distribution		79
Amount available for distribution		11,527

Amount to be distributed (US$'000)	11,500
Units at the end of the period	500,000,000
Distribution per unit for the period (US Cents)	2.30

Note:

(a) Initial direct costs are transaction expenses incurred in the origination of new leases. These costs are capitalized and amortized into earnings in proportion to the recognition of lease income.

1(b)(i) Consolidated Balance Sheets as at 30 June 2007

	Actual 30 June 2007 Note (a)	
	Group	Trust
	US$'000	US$'000
ASSETS		
Non-current assets		
Vessels, net of accumulated depreciation	508,409	-
Investment in subsidiaries	-	119,058
Other receivables	-	385,701
	508,409	504,759
Current assets		
Prepayments and other receivables	867	768
Derivative assets	643	643
Cash and cash equivalents	17,317	15,144
	18,827	16,555
Total assets	527,236	521,314
LIABILITIES		
Non-current liability		
Secured bank loan	43,857	43,857
Current liabilities		
Derivative liabilities	365	365
Charter income received in advance	2,159	-
Accounts payables	47	47
Accruals	448	295
Other payables	173	173
	3,192	880
Total liabilities	47,049	44,737
Net assets	480,187	476,577
UNITHOLDERS' FUNDS		
Units in issue	490,000	490,000
Reserves	(9,813)	(13,423)
Total unitholders' funds	480,187	476,577

Note:

(a) No comparative consolidated balance sheet has been presented as FSL Trust was constituted on 19 March 2007. The first financial period was from 19 March 2007 to 30 June 2007. The initial vessel portfolio and its respective leases were acquired on 27 March 2007, which was the listing date. There were no operating activities for the period prior to 27 March 2007.

1(b)(ii) Aggregate Amount of Group's Borrowings and Debt Securities

	Note	Actual 30 June 2007
		US$'000
Secured bank loans	(a)	
Amount repayable within one year		-
Amount repayable after one year		45,450
Less: Unamortized debt upfront fees		(1,593)
		43,857

Note:

(a) The trustee-manager has, on behalf of FSL Trust, entered into a US$250 million secured revolving loan facility on 15 February 2007. This facility is primarily secured by:

(i) a first priority mortgage over the vessels in the portfolio;
(ii) a first priority assignment of the lease agreement and earnings; and
(iii) a first priority assignment of insurances

US$45.45 million was drawn in end-May 2007 to finance the acquisition of 3 product tankers from James Fisher Everard Limited (see Introduction) and the acquisition fee payable to the trustee-manager. The loan bears interest at 1% above the floating US$ 3-month Libor. Concurrently, FSL Trust has entered into an interest rate swap to fix the floating interest rate for the remaining term of the facility, resulting in an all-in effective interest rate of 6.24% per annum.

1(c) Consolidated Cash flow Statement for the period ended 30 June 2007

	Note	Actual 19 March 2007 to 30 June 2007 Note (a)
		US$'000
Cash flows from operating activities:		
Net profit before tax		2,329
Adjustments for:		
Vessel depreciation		9,161
Amortisation of debt upfront fees and initial direct costs		77
Operating profit before working capital changes		11,567
Increase in prepayments and other receivables		(867)
Increase in accounts payables		47
Increase in accruals		429
Increase in charter income received in advance		2,159
Increase in other payables		173
Cash flows from operations		13,508
Income tax paid		(3)
Net cash from operating activities		13,505
Cash flows from investing activities:		
Investment in vessels	(b)	(516,279)
Deferred initial direct costs		(600)
Net cash used in investing activities		(516,879)
Cash flows from financing activities:		
Proceeds from issuance of units		490,000
Transaction costs of issuance of units		(13,094)
Drawdown of secured bank loan (net of costs)		43,785
Net cash from financing activities		520,691
Net increase in cash and cash equivalents		17,317
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period		17,317
Comprising:-		
Cash at Bank		2,401
Short-term deposits		14,916
		17,317

1(c) Consolidated Cash flow Statement for the period ended 30 June 2007 (cont'd)

Notes:

(a) No comparative consolidated cash flow statement has been presented as FSL Trust was constituted on 19 March 2007. The first financial period was from 19 March 2007 to 30 June 2007. The initial vessel portfolio and its respective leases were acquired on 27 March 2007, which was the listing date. There were no operating activities for the period prior to 27 March 2007.

(b) On 27 March 2007 (listing date), FSL Trust acquired an initial portfolio of 13 vessels for a total consideration of US$471.3 million. Subsequently, 3 product tankers were acquired on 1 June 2007 from James Fisher Everard Limited for a total consideration of US$45.0 million (see Introduction).

1(d)(i) Statement of Changes in Unitholders' Funds for the period ended 30 June 2007 (Note(a))

	Note	Units in Issue	Issue Costs	Accumulated Profit	Other reserves	Total Unitholders' funds
		US$'000	US$'000	US$'000	US$'000	US$'000
Group						
On date of constitution		-	-	-	-	-
Units issued	(b)	490,000	-	-	-	490,000
Unit issue costs		-	(13,094)	-	-	(13,094)
Net change in hedging reserve		-	-	-	278	278
Net effect of exchange differences		-	-	-	696	696
Net profit for the period		-	-	2,307	-	2,307
Balance as at 30 June 2007		490,000	(13,094)	2,307	974	480,187
Trust						
On date of constitution		-	-	-	-	-
Units issued	(b)	490,000	-	-	-	490,000
Unit issue costs		-	(13,094)	-	-	(13,094)
Net change in hedging reserve		-	-	-	278	278
Net loss for the period		-	-	(607)	-	(607)
Balance as at 30 June 2007		490,000	(13,094)	(607)	278	476,577

Notes:

(a) No comparative movements in unitholders' funds have been presented as FSL Trust was constituted on 19 March 2007. The first financial period was from 19 March 2007 to 30 June 2007. FSL Trust was listed on 27 March 2007.

(b) 500,000,000 units were issued on 27 March 2007 upon listing on SGX-ST.

1(d)(ii) Details of any changes in Units

	Actual 19 March 2007 to 30 June 2007 Units
At the beginning of the period	-
Units issued during initial public offering on 27 March 2007	500,000,000
At the end of the period	500,000,000

2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice

The figures have been extracted from the Interim Financial Information which has been reviewed by the auditors in accordance with the Singapore Standard on Review Engagement 2410 "Review of Interim Financial Information performed by the Independent Auditor of the Entity".

3. Where the figures have been audited, or reviewed, the auditors' report (including any qualifications or emphasis of matter)

The Auditor's review report dated 19 July 2007 on the interim financial report of FSL Trust and its subsidiaries for the period ended 30 June 2007 is enclosed in the Appendix.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited financial statements have been applied

Not applicable.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6. Earnings per Unit ("EPU") and Distribution per Unit ("DPU") for the financial period

	Note	19 March 2007 to 30 June 2007 (Note (a))	
		Actual	Projection
Weighted average number of units	(b)	500,000,000	500,000,000
Earnings per unit based on the weighted average number of units in issue (US Cents)		0.46	0.46
Number of units issued at end of period		500,000,000	500,000,000
Distribution per unit for the period (US Cents)		2.30	2.25

7. Net Asset Value ("NAV") per Unit based on units at the end of the period

	Actual 30 June 2007 (Note (a))	
	Group	Trust
Net asset value per unit (US$)	0.96	0.95

Notes:

(a) No comparative NAV has been presented as FSL Trust was constituted on 19 March 2007. The first financial period was from 19 March 2007 to 30 June 2007. FSL Trust was listed on 27 March 2007.

(b) The number of units used in the computation of actual NAV is 500,000,000 units, which is the number of units in issue as at 30 June 2007.

8. Review of Performance

Please refer to paragraph 9 for a review of the actual performance against the projection as shown in the Prospectus.

9(a) Review of actual against Prorated Projection disclosed in the Prospectus for the period ended 30 June 2007

Consolidated Income Statement

	Note	Group		
		19 March 2007 to 30 June 2007 (Note (a))		Increase/ (Decrease)
		Actual	Projection	
		US$'000	US$'000	%
Revenue		12,672	12,208	3.8
Depreciation		(9,161)	(8,854)	3.5
Management fees		(507)	(488)	3.9
Trustee fees		(25)	(25)	-
Other trust expenses		(276)	(316)	(12.7)
Finance income		98	67	46.3
Finance expense		(472)	(269)	75.5
Net profit before tax		2,329	2,323	0.3
Income tax expense	(b)	(22)	(13)	69.2
Net profit after tax		2,307	2,310	(0.1)

Notes:

(a) No comparative consolidated income statement has been presented as FSL Trust was constituted on 19 March 2007. The first financial period was from 19 March 2007 to 30 June 2007. The initial vessel portfolio and its respective leases were acquired on 27 March 2007, which was the listing date. There were no operating activities for the period prior to 27 March 2007.

(b) This relates to tax payable on the taxable interest income on bank deposits.

9(a) Review of actual against Prorated Projection disclosed in the Prospectus for the period ended 30 June 2007 (cont'd)

Distribution Statement

	Note	19 March 2007 to 30 June 2007		Increase/ (Decrease)
		Actual	Projection	
		US$'000	US$'000	%
Net Profit after tax		2,307	2,310	(0.1)
Add: Depreciation		9,161	8,854	3.5
Amortization of debt upfront fees		72	72	-
Amortization of initial direct costs	(a)	5	-	N.M.
Less: Initial direct costs paid	(a)	(18)	-	N.M.
Amount available for distribution		11,527	11,236	2.6
Comprising:				
(i) Tax-exempt distribution		11,448	11,182	2.4
(ii) Tax-exempt (one-tier) distribution		79	54	46.3
Amount available for distribution		11,527	11,236	2.6
Amount to be distributed		11,500	11,250	2.2
Distribution Per Unit ("DPU") (US Cents)				
For the Period		2.30¢	2.25¢	2.2
Normalised on a Quarterly basis		2.19¢	2.13¢	2.8

N.M. Not Meaningful

The period under review falls under the Subordination Period (27 March 2007 (listing date) to 30 June 2009). During this Subordination Period, the Sponsor[1] has agreed to subordinate its entitlement to the distribution in respect of 50% of its Units, and the Trustee-Manager has agreed to subordinate its management fees should the forecasted DPU be not achieved in any quarter.

The DPU payable for the period ended 30 June 2007, normalized on a quarterly basis, is US2.19¢. This exceeds the forecasted quarterly DPU of US2.13¢, hence, the Sponsor and the Trustee-Manager do not have to surrender any of their distributions and management fees, respectively.

The DPU achieved for this period is 2.2% higher than the forecasted DPU. The Trustee-Manager will not be entitled to any incentive fees as such fees are only payable if the actual Net Distributable Amount per unit exceeds US2.45¢ (15% above the forecasted DPU of US2.13¢).

Note:

(a) Initial direct costs are transaction expenses incurred in the origination of new leases. These costs are capitalized and amortized into earnings in proportion to the recognition of lease income.

[1] The Sponsor is First Ship Lease Pte. Ltd.. As at 30 June 2007, the Sponser owns 30.1% of the units in FSL Trust.

9(b) Review of performance for the period ended 30 June 2007

The first financial quarter of operations for FSL Trust proved to be very satisfactory. Following the listing of FSL Trust on 27 March 2007, all 13 acquired leases performed to expectation. In addition, on 1 June 2007, FSL Trust completed its first post-IPO accretive acquisition with the purchase and concurrent leaseback of three product tankers from James Fisher Everard Limited for a total consideration of US$45.0 million. Hence, the asset portfolio has now grown to 16 vessels, all on long term bareboat charters to first class customers.

The incremental lease rentals arising from the purchase and concurrent leaseback of three product tankers from James Fisher Everard Limited primarily lifted revenue by 3.8% to US$12.7 million for the period 19 March 2007 to 30 June 2007 (note a) compared to the projection (note b).

Total operating expenses rose 3.0% to US$10.0 million, mainly on the account of higher depreciation arising from the additional acquired vessels.

The 3 product tankers acquired from James Fisher Everard Limited, totaling US$45.0 million, were financed entirely from drawing down from the US$250.0 million revolving credit facility that was put in place at IPO. Interest expense arising from this loan resulted in the 75.5% increase in the finance expense to US$0.5 million.

Against projection, net profit after tax fell marginally by 0.1% to US$2.3 million.

For the period under review, a total of US$11.5 million was available for distribution to unitholders. FSL Trust's policy is to apply 100% of the Net Distributable Amount to unitholders. Based on the total distributable amount of US$11.5 million, the DPU is US2.30¢, an increase of 2.2% over the projected DPU.

Notes:

(a) The first financial period was from 19 March 2007 to 30 June 2007. The initial vessel portfolio and its respective leases were acquired on 27 March 2007, which was the listing date. There were no operating activities for the period prior to 27 March 2007.

(b) The projection figures are derived by prorating the projection disclosed in the Prospectus for the period 27 March 2007 to 30 June 2007.

10. Outlook and Prospects

Management is constantly in the global shipfinance market, analyzing, structuring and offering on potential transactions. Based on general deal-flow and the substantial size of the global ship financing industry, management continues to be confident of meeting its US$200.0 million asset acquisition target (of which US$45.0 million has been accomplished so far) within a 12 months period from listing date. Any near term acquisitions will continue to be funded with debt only, by drawing under the US$250.0 million credit facility, which at this point remains over 80% undrawn.

11. Distribution

(a) Current financial Period

Any distributions declared for the current financial period	:	Yes
Amount	:	US$11,500,000
Distribution Period	:	27 March 2007 to 30 June 2007
Distribution Type	:	Cash, Tax-exempt Distribution
Distribution Rate	:	2.30 US Cents per unit
Par Value of units	:	Not applicable
Tax Rate	:	Distributions received by either Singapore tax resident Unitholders or non-Singapore tax resident Unitholders are exempt from Singapore income tax and also not subject to Singapore withholding tax. The Unitholders are not entitled to tax credits of any taxes paid by the Trustee-Manager of FSL Trust.

(b) Corresponding Period of the Immediately Preceding Financial Period

Any distributions declared for the previous corresponding period	:	Not applicable

(c)	**Date Payable**	:	23 August 2007
(d)	**Books closure date**	:	The Transfer Books and Register of FSL Trust will be closed at 5.00 p.m. on 27 July 2007 for the purposes of determining each Unitholder's entitlement to the Distribution. Unit holders whose Securities Accounts with The Central Depository (Pte) Limited ("CDP") are credited with units at 5.00 p.m. on 27 July 2007 will be entitled to the Distribution to be paid on 23 August 2007.
(e)	**Currency election procedures**	:	Unitholders whose units are held directly through CDP will receive their distribution in the Singapore dollar equivalent of the 2.30 US Cents declared. Unitholders who wish to receive the distribution in US dollars can do so by submitting a "Distribution Election Notice" to CDP by 10 August 2007.

12. If no distribution has been declared/recommended, a statement to that effect

Not applicable.

13. Confirmation by the Board

The Board of FSL Trust Management Pte. Ltd. as Trustee-manager of First Ship Lease Trust, has confirmed that, to the best of their knowledge, nothing has come to their attention which may render the unaudited interim financial results of the Group for the period ended 30 June 2007 to be false or misleading in any material aspect.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, changes in operating expenses, trust expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
FSL TRUST MANAGEMENT PTE. LTD.
(COMPANY REGISTRATION NO. 200702265R)
AS TRUSTEE-MANAGER OF FIRST SHIP LEASE TRUST

Cheong Chee Tham
Director
19 July 2007



KPMG
16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581

Telephone +65 6213 3388
Fax +65 6225 0984
Internet www.kpmg.com.sg

FSL Trust Management Pte Ltd
(in its capacity as manager and trustee
of First Ship Lease Trust)
8 Temasek Boulevard
#15-02A Suntec Tower Three
Singapore 038988

Our ref KT/DK/A1P

Contact Kenny Tan

+65 6213 2836

Attention: Mr Cheong Chee Tham

19 July 2007

Dear Sirs

First Ship Lease Trust
Review of Interim Financial Information

Introduction

We have reviewed the accompanying financial information of First Ship Lease Trust (the "Trust") and its subsidiaries (the "Group"), which comprise the balance sheets of the Group and the Trust as at 30 June 2007, the related consolidated income statement of the Group, statements of changes in unitholders' funds of the Group and the Trust and cash flow statement of the Group for the period then ended and certain explanatory notes (the "Interim Financial Information"). Management is responsible for the preparation and presentation of this Interim Financial Information in accordance with International Accounting Standard ("IAS") 34 *Interim Financial Reporting*. Our responsibility is to express a conclusion on this Interim Financial Information based on our review.

Scope of review

We conducted our review in accordance with International Standards on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.



Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying Interim Financial Information is not prepared, in all material respects, in accordance with IAS 34 *Interim Financial Reporting*.

Restriction on use

Our report is provided on the basis that it is solely for the private information of the directors and should not be quoted or referred to, in whole or in part, without our prior written permission, for any other purposes. We do not assume any responsibility or liability for losses occasioned to the directors, the Company or any other parties as a result of the circulation, publication, reproduction or use of the report contrary to the provisions of this paragraph.

Yours faithfully

KPMG
Certified Public Accountants
Singapore
19 July 2007

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
E8	19 July 2007	Distribution Notice for Q2 2007



FIRST SHIP LEASE TRUST
(a business trust constituted on 19 March 2007 under the laws of the Republic of Singapore)
Managed by FSL Trust Management Pte. Ltd.

DISTRIBUTION FOR THE PERIOD FROM 19 MARCH 2007 TO 30 JUNE 2007 TO UNITHOLDERS OF FIRST SHIP LEASE TRUST

The initial public offering of units of First Ship Lease Trust (the "Offering") commenced on 19 March 2007 and closed on 22 March 2007. In the Offering, Deutsche Bank AG, Singapore Branch was the Sole Global Co-ordinator, Joint Lead Manager and Joint Bookrunner, and J.P. Morgan (S.E.A.) Limited was the Joint Lead Manager and Joint Bookrunner. The Co-Lead Managers to the Offering were CLSA Merchant Bankers Limited and Macquarie Securities (Asia) Pte Limited. The Manager and Co-ordinator of the Singapore Public Offer was Oversea-Chinese Banking Corporation Limited.

DISTRIBUTION FOR THE PERIOD FROM 19 MARCH 2007 (CONSTITUTION DATE) TO 30 JUNE 2007

Distribution Policy

First Ship Lease Trust's ("FSL Trust") policy is to apply at least 90% of the Net Distributable Amount towards payment of distribution and incentive fees. However, for the period from Listing Date (27 March 2007) to 31 December 2007, FSL Trust will not retain any part of the Net Distributable Amount and will apply 100% of the full Net Distributable Amount towards payment of distribution and incentive fees. Net Distributable Amount refers to net lease income from bareboat lease agreements and after-tax interest income less management fees, financing costs and other trust expenses (excluding depreciation and amortization of debt up-front fees).

The distributions will be made on a quarterly basis, with the amount calculated as at 31 March, 30 June, 30 September and 31 December each year for the three-month period ending on each of the said dates. All distributions will be paid within 60 days after the end of each distribution period.

In the event that there are Net Taxable Income and/or proceeds arising from any sale of vessels, and only if such income and/or proceeds are surplus to the business requirements and needs of FSL Trust and its taxability or otherwise confirmed by the IRAS, the Trustee-Manager may, in its discretion, distribute such income and/or proceeds. Such income and/or proceeds, if not distributed, will form part of the Trust Property (as defined in Clause 1.1 of the Trust Deed dated 19 March 2007).

Distribution Statement for the Period ended 30 June 2007

		US$'000
Net Profit after tax		2,307
Add: Depreciation		9,161
Amortization of debt upfront fees		72
Amortization of initial direct costs	(a)	5
Less: Initial direct costs paid	(a)	(18)
Amount available for distribution		**11,527**
Comprising: (i) Tax-exempt distribution		11,448
(ii) Tax-exempt (one-tier) distribution		79
Amount to be distributed (US$'000)		**11,500**
Units at the end of the period		500,000,000
Distribution per unit (US Cents)		**2.30**

Note:

(a) Initial direct costs are transaction expenses incurred in the origination of new leases. These costs are capitalized and amortized into earnings in proportion to the recognition of lease income.

All unitholders are exempt from Singapore income tax on the distributions made by FSL Trust regardless of whether they are corporate unitholders or individuals.

Dates of Events

Announcement of Distribution Rate	19 July 2007
Books closure date	The Transfer Books and Register of Unitholders of First Ship Lease Trust ("FSL Trust") will be closed at 5.00 p.m. on 27 July 2007 for the purposes of determining each unitholder's entitlement to the distribution of US2.30 cents per unit ("Distribution"). Unitholders whose Securities Accounts with The Central Depository (Pte) Limited ("CDP") are credited with units at 5.00 p.m. on 27 July 2007 will be entitled to the Distribution to be paid on 23 August 2007.
Payment of Distribution	23 August 2007

FIRST SHIP LEASE TRUST

Item No.	Date	Document
E9	9 July 2007	Timetable for release of financial results and distributions


FSL
TRUST

FIRST SHIP LEASE TRUST
(a business trust constituted on 19 March 2007 under the laws of the Republic of Singapore)

TIMETABLE FOR RELEASE OF FINANCIAL RESULTS AND DISTRIBUTIONS

FSL Trust Management Pte. Ltd. ("FSLTM"), Trustee-Manager of First Ship Lease Trust ("FSL Trust") wishes to announce the timetable for the release of the financial results and distributions for the period commencing on 19 March 2007 (being the date of constitution of FSL Trust) and ending on 30 June 2007, as follows:

Date/(day)	
19 July 2007 (Thursday)	Release of announcement of financial results and distribution notice for the period commencing on 19 March 2007 and ending on 30 June 2007
25 July 2007 (Wednesday)	Ex-distribution date
27 July 2007, 5.00 p.m. (Friday)	Books closure date
10 August 2007 (Friday)	Deadline for unitholders to complete and return the Distribution Election Notice to CDP in order to receive the distribution in US dollars
23 August 2007 (Thursday)	Payment of distribution

By Order of the Board
FSL Trust Management Pte. Ltd.
(Company registration no. 200702265R)
as Trustee Manager of First Ship Lease Trust

Cheong Chee Tham
Director
9 July 2007

The initial public offering of units of First Ship Lease Trust (the "Offering") commenced on 19 March 2007 and closed on 22 March 2007. In the Offering, Deutsche Bank AG, Singapore Branch was the Sole Global Co-ordinator, Joint Lead Manager and Joint Bookrunner, and J.P. Morgan (S.E.A.) Limited was the Joint Lead Manager and Joint Bookrunner. The Co-Lead Managers to the Offering were CLSA Merchant Bankers Limited and Macquarie Securities (Asia) Pte Limited. The Manager and Co-ordinator of the Singapore Public Offer was Oversea-Chinese Banking Corporation Limited.

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
E10	19 July 2007	Presentation slides for inaugural results


FSL
TRUST



First Ship Lease Trust

First Ship Lease Trust

Presentation of Inaugural Results
– for period 19 March 2007 to 30 June 2007

19 July 2007

Certain statements in this presentation concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our earnings, our ability to manage concentration and lessee credit risks, our ability to lease out or dispose vessels, ability to implement our investment strategy, dependence on credit facilities and new equity from capital markets to execute our investment strategy, insufficient insurance to cover losses from inherent operational risks in the industry, lower lease rates from older vessels, dependence on key personnel, FSL's controlling stake in the FSL Trust, short operating history, lack of historical financial history for the Trust, risk of government requisitions during periods of emergency or war, possibility of pirate or terrorist attacks, competition in the industry, political instability where the vessels are flagged or operate, cyclicality of the industry and fluctuations in vessel values.

First Ship Lease Trust may, from time to time, make additional written and oral forward-looking statements, including our reports to shareholders. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Trust





FSL TRUST

First Ship Lease Trust

Section I

Results Highlights



Highlights

- Revenue of US$12.7 million
  - 3.8% higher than IPO projection of US$12.2 million
- DPU of 2.30 US cents
  - 2.2% higher than IPO projection of 2.25 US cents
- Three product tankers acquired for the portfolio in June 2007
  - Additional 0.17 US cents in DPU for FY07
  - Additional 0.30 US cents in DPU for FY08
  - 47% of targeted DPU increase in FY08 is booked





FSL
TRUST

First Ship Lease Trust

Section II

About FSL Trust

FSL Trust's management team


Philip
Clausius

- Chief Executive Officer
- Previously with Schoeller Holdings (co-founded FSL)
- 15 years of financial and operational experience in the shipping industry


Cheong
Chee Tham

- Chief Financial Officer
- Previously with SIA group (joined FSL in October 2005)
- More than 16 years experience in accounting, leasing and asset financing


Kwa
Lay San

- Chief Risk Officer
- Previously with DBS Bank (joined FSL in May 2006)
- Over 10 years of experience in banking and ship financing


Ronald
Dal Bello

- Senior Vice President and Head of Sales, West of Suez, based in Zurich
- Previously with GE Commercial Finance (joined FSL in April 2006)
- 16 years of experience in ship financing and shipping industry

Introduction to FSL Trust

FSL Trust is ...


Origination & Structuring
Risk management
1
2
Leasing Company
3
Capital management

FSL Trust is not ...


Operating risk
Shipping cycle risk
1
2
Shipping Company
3
Regulatory risk

Bareboat charter model

- Long-term stable lease income with minimum lease term of 7 years
- No exposure to operating costs
- No exposure to technical / vessel downtime

Time charter model

- Responsible for operating costs and is directly exposed to escalation of such costs
- Exposure to technical / vessel downtime risk

Structure at IPO

- IPO on the SGX in March 2007 to raise US$ 333.2 million in Primary proceeds
- Initial lease portfolio of 13 vessels
- No debt at IPO; committed credit facility of US$250 million available for growing assets
- Sponsor shareholders include Schoeller Holdings Ltd, HSH Nordbank AG and HVB AG
- Strong Trust board, including eminent independent directors: Mr Wong Meng Meng, Mr Phang Thim Fatt and Mr Michael Montesano III


UNITHOLDERS(1):
Public 68%
Sponsor 32%
SPONSOR
Holding of Units
Singapore Tax Exempt Distributions
100% owned
(1) Acts on behalf of Unitholders
(2) Management and trustee services
FSL TRUST
TRUSTEE-MANAGER
Trustee and Incentive Fees
Ownership
Repayments on any shareholder's loan, dividends, and share buy backs
Management Fees
Special Purpose Companies (SPCs)
Ownership
VESSELS
Lease Income
Lease
LESSEES

[1] Public and Sponsor shareholding, post exercise of greenshoe, is 69.87% and 30.13% respectively

An attractive business model

Attractive and stable distribution yield of initial portfolio
Lease portfolio diversified across sub-sectors and customers
Focus on accretive asset growth
Strong Sponsor commitment
Robust risk management practices
No Singapore tax on distributions to Unitholders
FSL TRUST

Our growth strategy


Drive rapid growth in the portfolio
Focus on long-term bareboat charters
FSL TRUST
Maintain conservative financial structure
Maintain disciplined approach to portfolio and risk management








FSL
TRUST

First Ship Lease Trust

Section III

Acquisition of James Fisher Vessels

Business update: 3 product tankers acquired on 1 June 2007



Vessel acquisitions announced

- Acquisition of three product tankers for a sale and leaseback to James Fisher & Sons Plc ("James Fisher")
- New ships (2 vessels were delivered in 2006 and one in 2007); advanced technical design
- Bahamas flagged; generally deployed in the British Isles with oil majors
- Total consideration of US$45 million
- James Fisher has option to sell and leaseback a fourth sister vessel by 30 June 2008

With long term charters in place

- Minimum base lease term of 10 years
- James Fisher has lease extension options and purchase options
- Accretive to DPU

Financing plan

- Financed by drawdown on existing credit facility
- Interest rate swapped to fixed on drawdown

Positive impact on lease portfolio



Original revenue breakdown by lessee
Siba Ships 16%
James Fisher 15%
Schoeller Holdings 13%
Evergreen Marine 25%
Berlian Laju Tanker 31%
New revenue breakdown by lessee (+3 vessels)
Siba Ships 14%
James Fisher 23%
Schoeller Holdings 12%
Berlian Laju Tanker 28%
Evergreen Marine 23%
Original revenue breakdown by vessel type
Chemical tanker 31%
Product tanker 15%
Dry bulk carrier 16%
Container ship 38%
New revenue breakdown by vessel type (+3 vessels)
Chemical tanker 28%
Product tanker 23%
Dry bulk carrier 14%
Container ship 35%

Positive impact on lease portfolio


Original net book value breakdown by lessee
Siba Ships 16%
James Fisher 21%
Schoeller Holdings 11%
Evergreen Marine 20%
Berlian Laju Tanker 32%
New net book value breakdown by lessee (+3 vessels)
Siba Ships 15%
James Fisher 28%
Schoeller Holdings 10%
Berlian Laju Tanker 29%
Evergreen Marine 18%
Original net book value breakdown by vessel type
Chemical tanker 32%
Product tanker 21%
Dry bulk carrier 16%
Container ship 31%
New net book value breakdown by vessel type (+3 vessels)
Chemical tanker 29%
Product tanker 28%
Dry bulk carrier 15%
Container ship 28%




FSL
TRUST

First Ship Lease Trust

First Ship Lease Trust

Section IV

Results for Period Ended 30 June 2007



Summary of Results


Revenue (US$'000)
12,208
12,672
464
Projection
Actual
Net Profit after tax (US$'000)
2,310
2,307
Projection
Actual

Summary of Results


BPU for Period ended 30 Jun 07 (US Cents)
(normalised on a quarterly basis)
2.13
2.19
0.06
Projection
Actual
BPU Projection for Q3 & Q4 07 (US Cents)1
2.22
2.22
Q3 07
Q4 07

[1] includes additional contribution of 0.075 US cents per quarter from new James Fisher vessels and gains from cross-currency swaps at IPO and assuming no new acquisitions during Q3 and Q4 2007

DPU Target Achieved


2.237
2.237
2.343
2.343
4.2% growth achieved
5% growth target
4.2% growth achieved
10% growth target
Achieved DPU1
Quarterly benchmark DPU2
Q1 08
Q2 08
Q3 08
Q4 08

[1] DPU of 2.22 US cents achieved following the acquisition of three new vessels from James Fisher and gains from cross-currency swaps at IPO, and assuming no acquisitions in Q3 and Q4 2007.

[2] Quarterly benchmark DPU of 2.13 US cents as indicated in the IPO Prospectus.



Financial Results for the Period Ended 30 June 2007

Consolidated Income Statement

	Group		
	19 March 2007 to 30-Jun-07		Increase/ (Decrease)
	Actual	Projection	
	US$'000	US$'000	%
Revenue	12,672	12,208	3.8
Depreciation	-9,161	-8,854	3.5
Management fees	-507	-488	3.9
Trustee fees	-25	-25	-
Other expenses	-276	-316	-12.7
Finance income	98	67	46.3
Finance expense	-472	-269	75.5
Net profit before tax	2,329	2,323	0.3
Income tax expense	-22	-13	69.2
Net profit after tax	2,307	2,310	-0.1

Financial Results for the Period Ended 30 June 2007

Consolidated Cash Flow Statement



	Actual 19 March 2007 to 30 June 2007
	US$'000
Cash flows from operating activities:	
Net profit before tax	2,329
Adjustments for:	
Vessel depreciation	9,161
Amortisation of upfront fees and initial direct costs	77
Operating profit before working capital changes	11,567
Working capital changes	276
Unrealised exchange differences, net	-
Cash flows from operations	11,843
Income tax paid	(3)
Net cash provided by operating activities	11,840
Net cash used in investing activities	(516,879)
Net cash from financing activities	522,356
Net increase in cash and cash equivalents	17,317
Cash and cash equivalents at end of period	17,317



Financial Results for the Period Ended 30 June 2007

Consolidated Balance Sheet

	Actual 30-Jun-07	
	Group	Trust
	US$'000	US$'000
ASSETS		
Non-current assets	508,409	504,759
Current assets	18,826	16,555
Total assets	527,235	521,314
LIABILITIES		
Non-current liability	43,857	43,857
Current liabilities	3,191	880
Total liabilities	47,048	44,737
Net assets	480,187	476,577
UNITHOLDERS' FUNDS	480,187	476,577





FSL TRUST

First Ship Lease Trust

Section V

Conclusion

Looking ahead: leverage our strengths to continue executing our strategy



Well positioned in the growing non tax-driven ship leasing market

Flexibility in structuring transactions

Strong support from the Sponsor and its substantial shareholders

Competitive capital structure and cost of capital

No conflict of interest with potential lessees

Extensive shipping expertise and wide Industry contacts

FSL TRUST


FSL
TRUST

First Ship Lease Trust

Q & A












FSL
TRUST

First Ship Lease Trust

Section VI

Appendix

Dividend growth and subordination



Distribution thresholds and subordination
Targeted minimum DAU[3] (US cents)
2.5
2.4
2.3
2.2
2.1
2.0
1.9
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
9.06%[1] yield
2.220[2]
2.220[2]
9.13%[1] yield
2.237
2.237
9.56%[1] yield
2.343
2.343
10.00%[1] yield
2.450
2.450
5% growth
10% growth
15% growth
Quarterly benchmark DPU[4]

[1] Annualised yield based on closing price of US$0.98 per unit on Wednesday, 18 July 2007.

[2] Revised target DPU for FY 2007 following acquisition of three vessels in June 2007 and gains from cross-currency swaps.

[3] Net Distributable Amount less any Retained Distributable Amount and excluding non-recurring income and related costs, as at the end of relevant quarter per unit then in issue.

[4] Quarterly benchmark DPU of 2.13 US cents as indicated in the IPO Prospectus.

Incentive fee structure that aligns Trustee-Manager's and Unitholders' interests

Growth in DAU[1]	Sponsor Incentive Fee	% DAU received by Unitholders	% DAU received by T-M
0%-15%	0%	100.00%	0.00%
15%- 30%	10% of excess over 15%	98.85%[2]	1.15%[2]
30-60%	10% of excess between 15% - 30% 20% of excess over 30%	95.31%[3]	4.69%[3]
60%+	10% of excess between 15% - 30% 20% of excess between 30% - 60% 25% of excess over 60%	94.12%[4]	5.88%[4]

[1] from 2007 quarterly benchmark DPU of 2.130 US cents

[2] Based on 30% DAU growth

[3] Based on 60% DAU growth

[4] Based on 70% DAU growth

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
F1	21 June 2007	Notice of change in interests

Print this page

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	21-Jun-2007 17:15:22
Announcement No.	00059

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to Issuer *	18-06-2007
2.	Name of Substantial Shareholder *	Deutsche Bank AG

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest: 14-06-2007
2. The change in the percentage level: From 9.22 % To 11.62 %
3. Circumstance(s) giving rise to the interest or change in interest: Open Market Purchase

   # Please specify details:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: The change in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	46,088,000
As a percentage of issued share capital	0 %	9.22 %
No. of shares held after the change	0	58,088,000
As a percentage of issued share capital	0 %	11.62 %

Footnotes

Attachments: Total size = 0
(2048K size limit recommended)

Close Window

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
F2	21 June 2007	Notice of substantial shareholder's interests

Print this page

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	21-Jun-2007 17:18:59
Announcement No.	00063

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	21-06-2007
2.	Name of Substantial Shareholder *	Deutsche Bank AG

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest — 19-06-2007

2. The change in the percentage level — From 11.11 % To 13.91 %

3. Circumstance(s) giving rise to the interest or change in interest — Open Market Purchase

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: — The change in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	55,558,000
As a percentage of issued share capital	0 %	11.11 %
No. of shares held after the change	0	69,550,000
As a percentage of issued share capital	0 %	13.91 %

Footnotes

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
F3	12 June 2007	Presentation slides for non-deal roadshow presentation


FSL
TRUST
First Ship Lease Trust

First Ship Lease Trust

Investor presentation

June 2007

Certain statements in this presentation concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our earnings, our ability to manage concentration and lessee credit risks, our ability to lease out or dispose vessels, ability to implement our investment strategy, dependence on credit facilities and new equity from capital markets to execute our investment strategy, insufficient insurance to cover losses from inherent operational risks in the industry, lower lease rates from older vessels, dependence on key personnel, FSL's controlling stake in the FSL Trust, short operating history, lack of historical financial history for the Trust, risk of government requisitions during periods of emergency or war, possibility of pirate or terrorist attacks, competition in the industry, political instability where the vessels are flagged or operate, cyclicality of the industry and fluctuations in vessel values.

First Ship Lease Trust may, from time to time, make additional written and oral forward-looking statements, including our reports to shareholders. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Trust

FSL Trust's management team


Philip
Clausius

- Chief Executive Officer
- Previously with Schoeller Holdings (co-founded FSL)
- 15 years of financial and operational experience in the shipping industry


Cheong
Chee Tham

- Chief Financial Officer
- Previously with SIA group (joined FSL in October 2005)
- More than 16 years experience in accounting, leasing and asset financing


Kwa
Lay San

- Chief Risk Officer
- Previously with DBS Bank (joined FSL in May 2006)
- Over 10 years of experience in banking and ship financing


Ronald
Dal Bello

- Senior Vice President and Head of Sales, West of Suez, based in Zurich
- Previously with GE Commercial Finance (joined FSL in April 2006)
- 16 years of experience in ship financing and shipping industry

Introduction to FSL Trust

FSL Trust is :::


Origination & Structuring
Risk management
1
2
Leasing
Company
3
Capital management

FSL Trust is not :::


Operating risk
Shipping cycle risk
1
2
Shipping
Company
3
Regulatory risk

Bareboat charter model

- Long-term stable lease income with minimum lease term of 7 years
- No exposure to operating costs
- No exposure to technical / vessel downtime

Time charter model

- Responsible for operating costs and is directly exposed to escalation of such costs
- Exposure to technical / vessel downtime risk

Structure at IPO

- IPO on the SGX in March 2007 to raise US$ 333.2 million in Primary proceeds
- Initial lease portfolio of 13 vessels
- No debt at IPO; committed credit facility of US$250 million available for growing assets
- Sponsor shareholders include Schoeller Holdings Ltd, HSH Nordbank AG and HVB AG
- Strong Trust board, including eminent independent directors: Mr Wong Meng Meng, Mr Phang Thim Fatt and Mr Michael Montesano III


UNITHOLDERS(1):
Public 68%
Sponsor 32%
SPONSOR
Holding of Units
Singapore Tax Exempt Distributions
100% owned
(1) Acts on behalf of Unitholders
(2) Management and trustee services
FSL TRUST
TRUSTEE-MANAGER
Trustee and Incentive Fees
Ownership
Repayments on any shareholder's loan, dividends, and share buy backs
Management Fees
Special Purpose Companies (SPCs)
Ownership
VESSELS
Lease Income
Lease
LESSEES



[1] Public and Sponsor shareholding, post exercise of greenshoe, is 69.87% and 30.13% respectively (as of 24 April 2007)

An attractive business model

Attractive and stable distribution yield of initial portfolio

Lease portfolio diversified across sub-sectors and customers

Focus on accretive asset growth

Strong Sponsor commitment

Robust risk management practices

No Singapore tax on distributions to Unitholders

FSL TRUST


First Ship Lease Trust
Our growth strategy
Drive rapid growth in the portfolio
Focus on long-term bareboat charters
asset portfolio
Maintain disciplined approach to portfolio and risk management
Maintain conservative financial structure
FSL TRUST

Stable and diversified initial portfolio [2]

Revenue breakdown by vessel type


Dry Bulk 16%
Product Tanker 15%
Chemical Tanker 31%
Container Ship 38%


Revenue breakdown by lessee


Siba Ships 16%
James Fisher 15%
Schoeller Holdings 13%
Evergreen Marine 26%
Berlian Laju Tanker 30%


Attractive and stable yield

- Initial lease portfolio forecast to have an annualised yield of 8.69% based on the IPO price for the remainder of 2007 (free of S'pre withholding tax; exempt from S'pre income tax for retail and corporate investors)
- Average remaining lease period of 9 years[1]
- Bareboat lease strategy which eliminates exposure to operating cost risk

[1] Excluding extension periods and early buyout options; average remaining lease period is 7 years with early buy-out options factored in

2 As of 27 March 2007

Business update: 3 product tankers acquired on 1st June 2007



Vessel acquisitions announced	■ Announced the acquisition of 3 product tankers for a sale and leaseback to James Fisher & Sons Plc ("James Fisher") ■ New ships (2 vessels were delivered in 2006 and one in 2007); advanced technical design ■ Bahamas flag; generally deployed in the British Isles with oil majors ■ Total consideration US$45 million ■ James Fisher has option to sell and leaseback a fourth sister vessel by 30 June 2008
With long term charters in place	■ Minimum base lease term of 10 years ■ James Fisher has lease extension options and purchase options ■ Accretive to DPU
Financing plan	■ Financed by drawdown on existing credit facility ■ Interest rate swapped to fixed on drawdown

Positive impact on lease portfolio [1]


Original revenue breakdown by lessee
Siba Ships 16%
James Fisher 15%
Schoeller Holdings 13%
Evergreen Marine 25%
Berlian Laju Tanker 31%
New revenue breakdown by lessee (+3 vessels)
Siba Ships 14%
James Fisher 23%
Schoeller Holdings 12%
Berlian Laju Tanker 28%
Evergreen Marine 23%
Original revenue breakdown by vessel type
Chemical tanker 31%
Product tanker 15%
Container ship 38%
Dry bulk carrier 16%
New revenue breakdown by vessel type (+3 vessels)
Chemical tanker 28%
Product tanker 23%
Dry bulk carrier 14%
Container ship 35%

1 As of 27 March 2007

Positive impact on DPU


2007
6.39 cents
6.56 cents
0.17 cents *
Initial forecast DPU
New vessel acquisitions announced (+3 vessels)
2008
8.52 cents
8.82 cents
0.30 cents *
9.16 cents
2007 DPU (annualised)
New vessel acquisitions announced (+3 vessels)
Target

The three recent vessel acquisitions will deliver approx 47% of the incremental DPU forecast for 2008

* Based on currently estimated lease revenue and expenses; and current capital structure

Looking ahead: leverage our strengths to continue executing our strategy

Well positioned in the growing non tax-driven ship leasing market

Flexibility in structuring transactions

Strong support from the Sponsor and its substantial shareholders

Competitive capital structure and cost of capital

No conflict of interest with potential lessees

Extensive shipping expertise and wide Industry contacts


FSL
TRUST






FSL TRUST

First Ship Lease Trust

Q & A

Trustee-Manager's fees

Management fee	4.00% of cash lease rental, net of any other commissions or deductions by third parties
Trustee fee	0.02% per annum of the value of the Trust Property
Acquisition fee	1.00% of vessel acquisition cost
Divestment fee	0.5% of vessel disposal proceeds, excluding proceeds from exercise of original purchase or early buyout options
Incentive fee	Incentive fee based on the achievement in quarterly DAU growth over the quarterly benchmark DPU

Incentive fee structure that aligns Trustee-Manager's and Unitholders' interests

Growth in DAU[1]	Sponsor Incentive Fee	% DAU received by Unitholders	% DAU received by T-M
0%-15%	0%	100.00%	0.00%
15%- 30%	10% of excess over 15%	98.85%[2]	1.15%[2]
30-60%	10% of excess between 15% - 30% 20% of excess over 30%	95.31%[3]	4.69%[3]
60%+	10% of excess between 15% - 30% 20% of excess between 30% - 60% 25% of excess over 60%	94.12%[4]	5.88%[4]

[1] from 2007 quarterly benchmark DPU of 2.130 US cents

[2] Based on 30% DAU growth

[3] Based on 60% DAU growth

[4] Based on 70% DAU growth

Dividend growth and subordination

Distribution thresholds and subordination

Targeted minimum DAU [2] (US cents)

2.5
2.4
2.3
2.2
2.1
2.0
1.9

8.69%[1] yield
2.130 2.130 2.130

9.13%[1] yield
2.237 2.237

9.56%[1] yield
2.343 2.343

10.00%[1] yield
2.450 2.450

5% growth
10% growth
15% growth
Quarterly benchmark DPU

Q2 07 Q3 07 Q4 07 Q1 08 Q2 08 Q3 08 Q4 08 Q1 09 Q2 09

[1] Annualised yield based on IPO offering price of US$0.98 per unit

[2] Net Distributable Amount less any Retained Distributable Amount and excluding non-recurring income and related costs, as at the end of relevant quarter per unit then in issue





Initial portfolio of FSL Trust

Vessel details



Summary

Vessel	Capacity	Year Built	Classification	Builder	Vessel Flag
Product Tanker					
Cumbrian Fisher	12,921 DWT	2004	Lloyd's Register	Samho, South Korea	Bahamas
Clyde Fisher	12,984 DWT	2005	Lloyd's Register	Samho, South Korea	Bahamas
Shannon Fisher	5,421 DWT	2006	Lloyd's Register	Damen Galati, Romania	Bahamas
Solway Fisher	5,421 DWT	2006	Lloyd's Register	Damen Galati, Romania	Bahamas
Chemical Tanker					
Pertiwi	19,970 DWT	2006	Nippon Kaiji Kyokai	Usuki Shipyard, Japan	Singapore
Pujawati	19,900 DWT	2006	Nippon Kaiji Kyokai	Usuki Shipyard, Japan	Singapore
Prita Dewi	19,998 DWT	2006	Nippon Kaiji Kyokai	Shin Kurushima, Japan	Singapore
Container Ship					
YM Subic	1,221 TEU	2003	Germanischer Lloyd	Peene Werft, Germany	Marshall Islands
Cape Falcon	1,221 TEU	2003	Germanischer Lloyd	Peene Werft, Germany	Marshall Islands
Ever Renown	4,229 TEU	1994	Nippon Kaiji Kyokai	Mitsubishi Heavy Industries, Japan	Panama
Ever Repute	4,229 TEU	1995	Nippon Kaiji Kyokai	Mitsubishi Heavy Industries, Japan	Panama
Dry Bulk Carrier					
Fomalhaut	46,685 DWT	1999	American Bureau of Shipping	Sanoyas Hishino Meisho, Japan	Singapore
Eltanin	46,693 DWT	1999	American Bureau of Shipping	Sanoyas Hishino Meisho, Japan	Singapore



Initial portfolio of FSL Trust

Key lease terms

Summary

SPC	Vessel	Lessee	Lease Commencement	Lease Term + Extension if any (yrs)	Daily Bareboat Charter Rate (Net)	Lease Extension Charter Rate	Early Buyout Option	Purchase Option
Product Tanker								
FSL-1	Cumbrian Fisher	James Fisher	23 Dec 04	10 + 5	USD 5,277	Note 1	Yr 6.5 : Higher of $12.4m & FMV	Yr 10 : Higher of $10.375m & FMV
FSL-2	Clyde Fisher	James Fisher	18 Feb 05	10 + 5	USD 5,318	Note 1	Yr 6.5 : Higher of $12.4m & FMV	Yr 10 : Higher of $10.375m & FMV
FSL-3	Shannon Fisher	James Fisher	1 Feb 06	10 + 5	EUR 3,420	Note 2	Yr 6.5 : Higher of EUR 7.54m & FMV	Yr 10 : Higher of EUR 4.23m & FMV
FSL-4	Solway Fisher	James Fisher	30 Jun 06	10 + 5	EUR 3,539	Note 2	Yr 6.5 : Higher of EUR 7.62m & FMV	Yr 10 : Higher of EUR 4.23m & FMV
Chemical Tanker								
FSL-9	Pertiwi	Berlian Laju Tanker	7 Jul 06	12	USD 13,036	-	Nil	Yr 12 : $22.5m + 50% of any excess of FMV over $22.5m
FSL-10	Pujawati	Berlian Laju Tanker	28 Sep 06	12	USD 12,692	-	Nil	Yr 12 : $22.5m + 50% of any excess of FMV over $22.5m
FSL-11	Prita Dewi	Berlian Laju Tanker	26 Jul 06	12	USD 13,048	-	Nil	Yr 12 : $22.5m + 50% of any excess of FMV over $22.5m
Container Ship								
FSL-5	YM Subic	Schoeller Holdings	5 Jul 05	9	EUR 6,422	-	Nil	Yr 9 : EUR 6.175m
FSL-6	Cape Falcon	Schoeller Holdings	5 Jul 05	9	EUR 6,422	-	Nil	Yr 9 : EUR 6.175m
FSL-7	Ever Renown	Evergreen Marine	24 Jan 06	10 + 3	USD 16,021	USD 11,946	Nil	Yr 10 : $15.0m or Yr 13 : $7.5m
FSL-8	Ever Repute	Evergreen Marine	24 Jan 06	10 + 3	USD 16,021	USD 11,946	Nil	Yr 10 : $15.0m or Yr 13 : $7.5m
Bulk Carrier								
FSL-12	Fomalhaut	Siba Ships	11 Jan 07	10	USD 9,900	-	Yr 6 : $19m + 40% of any excess of FMV over $19m	Yr 10 : $8.0m + 40% of any excess of FMV over $8.0m
							Yr 8 : $15m + 40% of any excess of FMV over $15m	
FSL-13	Eltanin	Siba Ships	11 Jan 07	10	USD 9,900	-	Yr 6 : $19m + 40% of any excess of FMV over $19m	Yr 10 : $8.0m + 40% of any excess of FMV over $8.0m
							Yr 8 : $15m + 40% of any excess of FMV over $15m	

Note 1: To be adjusted based on then prevailing 5-year USD interest swap rate
Note 2: To be adjusted based on then prevailing amortising EUR interest swap rate and the spot and forward USD/EUR currency exchange rates

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
F4	11 June 2007	Notice of change in interests

Print this page

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	11-Jun-2007 18:35:49
Announcement No.	00126

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	11-06-2007
2.	Name of Substantial Shareholder *	United Overseas Bank Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest — 07-06-2007

2. The change in the percentage level — From 5.28 % To 6.10 %

3. Circumstance(s) giving rise to the interest or change in interest — Open Market Purchase

   # Please specify details

   1) Open market purchases by UOB and Subsidiary Company.

   2) Open market purchases and sales by UOB Asset Management Ltd for client portfolios and unit trust funds managed on discretionary basis.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: — The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	26,424,000
As a percentage of issued share capital	0 %	5.28 %
No. of shares held after the change	0	30,505,000
As a percentage of issued share capital	0 %	6.10 %

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FIRST SHIP LEASE TRUST

RECEIVED

2008 APR 21 A 7:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	*Date*	*Document*
F5	1 June 2007	FSL Trust acquires three product tankers from James Fisher for US$45 million



FSL Trust Management Pte. Ltd.
as Trustee Manager for First Ship Lease Trust
8 Temasek Boulevard, #15-02A Suntec Tower Three, Singapore 038988
Tel: 65 6836 3000 Fax: 65 6836 6001 Co. Reg. No. 200702265R



News Release

FSL TRUST ACQUIRES THREE PRODUCT TANKERS FROM JAMES FISHER FOR US$45 MILLION

- ***Transaction immediately accretive to DPU, comes just two months after listing***

Singapore, 1 June 2007 – FSL Trust Management Pte. Ltd. ("FSLTM"), Trustee-Manager of First Ship Lease Trust ("FSL Trust"), announced that it has today acquired three product tankers from UK-based and London Stock Exchange-listed James Fisher & Sons PLC ("James Fisher") for a total consideration of US$45 million and will concurrently lease the vessels back to the seller for a base lease term of 10 years. The lease agreement contains various lease extension and purchase options for the lessee.

In addition to the three vessels acquired today, James Fisher has the option to sell and leaseback a fourth sister vessel of the same type on identical commercial terms. This option has to be declared by James Fisher no later than 30 June 2008.

Impact of the acquisition

The acquisition of the three product tankers will be immediately accretive to FSL Trust's distribution per unit ("DPU"). The pro forma financial effect of the acquisition (excluding the fourth optional vessel) on the DPU for the financial year ending 31 December 2007 ("FY 2007") is an additional 0.17 US cents per unit, and an additional 0.30 US cents per unit for the financial year ending 31 December 2008 ("FY 2008") compared to the DPU projected for FY 2007 and targeted for FY2008 at the time of FSL Trust's Initial Public Offering ("IPO").

In the FSL Trust IPO Prospectus dated 19 March 2007, FSLTM forecasted a DPU of 6.39 US cents for FY 2007 (or 8.52 US cents on an annualised basis) and targeted an increase in FY 2008 of 0.64 US cents in addition to the 8.52 US cents. With the

additional DPU of 0.30 US cents for FY 2008 from this acquisition, it means that about 47 per cent of the targeted increase in DPU for next year has been booked.

Rationale for the acquisition

Mr Philip Clausius, Chief Executive Officer of FSLTM, said: "We are delighted to have concluded this first acquisition just two months after our listing in March this year. Through our Sponsor, First Ship Lease Pte. Ltd., we have known James Fisher, a leading marine services company, for a long time and are pleased to grow our partnership with a firm of such high standing."

First Ship Lease Trust now has seven high quality vessels on long term leases with James Fisher (not including the fourth option vessel).

Mr Clausius added: "This transaction represents a significant step forward in our objective to further diversify our very modern and high quality asset portfolio as well as expand the size of our fleet. The acquisition provides our unitholders with immediate yield accretion as well as underpins our growth ambitions in the international ship leasing market. FSLTM remains focused on enhancing value for all unitholders by executing its distribution growth strategy."



FSL Trust Management Pte. Ltd.
as Trustee Manager for First Ship Lease Trust
8 Temasek Boulevard, #15-02A Suntec Tower Three, Singapore 038988
Tel: 65 6836 3000 Fax: 65 6836 6001 Co. Reg. No. 200702265R

Funding

The acquisition of the three ships has been fully funded by drawing from a seven year US$250 million revolving credit facility provided to FSL Trust by a syndicate of banks jointly led by The Bank of Tokyo-Mitsubishi UFJ Co., Ltd., Singapore Branch and Bayerische Hypo- und Vereinsbank AG, Singapore Branch. This facility is provided on a floating rate basis. To protect the spread of the transaction, FSLTM has arranged for an interest rate swap until the maturity of the credit facility.

Impact on portfolio

The transaction has the following impact on the lease portfolio of FSL Trust:

a) Lessee/Vessel Type Diversification (pre & post acquisition)


Original Revenue Breakdown by Lessee
Schoeller 13%
Berlian Laju Tanker 31%
James Fisher 15%
Siba 16%
Evergreen 25%


New Revenue Breakdown by Lessee (+ 3 Vessels)
Schoeller 12%
Berlian Laju Tanker 28%
James Fisher 23%
Siba 14%
Evergreen 23%


Original Revenue Breakdown by Vessel Type
Product Tanker 15%
Container Ship 38%
Dry Bulk Carrier 16%
Chemical Tanker 31%


New Revenue Breakdown by Vessel Type (+3 Vessels)
Container Ship 35%
Product Tanker 23%
Dry Bulk Carrier 14%
Chemical Tanker 28%

b) Average Remaining Lease Term (excluding lease extension and early buyout options)

- Pre-acquisition: approximately 9 years
- Post-acquisition: approximately 9 years

c) Average Age of Vessels

- Pre-acquisition: approximately 5 years
- Post-acquisition: approximately 4 years

Asset Description

The three vessels acquired in this transaction, namely "Speciality", "Seniority" and "Superiority", are product tankers with a cargo carrying capacity of 4,426 dwt each. Built by Qingshan Shipyard in Wuhan, PRC, the vessels "Speciality" and "Seniority" were delivered in 2006 whereas "Superiority" was delivered in 2007. Of a very advanced technical design, these vessels come with a diesel electric propulsion system as well as twin rudders and propellers. The ships are mainly deployed in the British Isles where James Fisher holds long term transportation contracts with various oil majors. The vessels are classed by Lloyd's Register of Shipping and fly the Bahamas flag. FSL Trust owns the vessels via three Marshall Islands special purpose companies.

--- end ---



About First Ship Lease Trust

First Ship Lease Trust (Reuters: FSLT.SI; Bloomberg: FSLT SP) is a provider of leasing services on a bareboat charter basis to the international shipping industry. It now has a modern, high quality and diverse portfolio of 16 vessels consisting of four containerships, seven product tankers, three chemical tankers and two dry bulk carriers. These vessels have an average age of approximately four years, and an average remaining lease period of approximately nine years (excluding extension periods and early buy out options).

Managed by FSL Trust Management Pte. Ltd., FSL Trust seeks to become the leading provider of leasing services on a bareboat charter basis to the international shipping industry. To achieve this, FSL Trust Management Pte. Ltd. will focus on rapidly growing the vessel portfolio of FSL Trust through accretive acquisitions with long-term bareboat charters.

About James Fisher & Sons PLC

James Fisher & Sons PLC is a market leader in the provision of technical engineering solutions in the marine environment with its business divided into four divisions: Offshore Oil Services, Marine Oil Services, Specialist Technical Services and Defence. Since its beginnings in 1847, the company has developed from a shipowner into a provider of marine and specialist technical services of the highest quality, building on the experience and expertise gained over more than 150 years of operating in the marine environment.

Media/Analysts Contact:

Weber Shandwick Worldwide

Ivan Tan, +65 9635 9765, itan@webershandwick.com

Huang Qun-yi, +65 6825 8012, qyhuang@webershandwick.com

The initial public offering of units of First Ship Lease Trust (the "Offering") commenced on 19 March 2007 and closed on 22 March 2007. In the Offering, Deutsche Bank AG, Singapore Branch was the Sole Global Co-ordinator, Joint Lead Manager and Joint Bookrunner, and J.P. Morgan (S.E.A.) Limited was the Joint Lead Manager and Joint Bookrunner. The Co-Lead Managers to the Offering were CLSA Merchant Bankers Limited and Macquarie Securities (Asia) Pte Limited. The Manager and Co-ordinator of the Singapore Public Offer was Oversea-Chinese Banking Corporation Limited.

FIRST SHIP LEASE TRUST

RECEIVED
2008 APR 21 A 7:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	*Date*	*Document*
G1	16 May 2007	Notice of substantial shareholder's interests

Print this page

Notice of a Substantial Shareholder's Interest *	
* Asterisks denote mandatory information	

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	16-May-2007 18:25:33
Announcement No.	00116

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	14-05-2007
2.	Name of Substantial Shareholder *	Deutsche Bank AG
3.	Please tick one or more appropriate box(es): *	

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	10-05-2007
2.	The change in the percentage level	

	From 10.04 % To 9.94 %
3. Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
# Please specify details	
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions - sell 995,000 units @ USD 0.95; buy 485,000 units @ USD 0.95

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	50,184,000
As a percentage of issued share capital	0.00 %	10.04 %
No. of shares held after the change	0	49,674,000
As a percentage of issued share capital	0.00 %	9.94 %

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
G2	14 May 2007	Launch of First Ship Lease Trust's website

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	14-May-2007 10:59:40
Announcement No.	00028

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Launch of First Ship Lease Trust's Website
Description	FSL Trust Management Pte Ltd, the Trustee-Manager of the First Ship Lease Trust, wishes to announce that First Ship Lease (FSL) Trust's corporate and investor relations website has been launched. Investors can obtain corporate information and the latest news on FSL Trust from the website at www.FirstShipLeaseTrust.com. Through the website, investors can also register for FSL Trust's e-mail alerts service to receive updates on the Trust.
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FSL
TRUST

ANNOUNCEMENT

FSL Trust Management Pte Ltd, the Trustee-Manager of the First Ship Lease Trust, wishes to announce that First Ship Lease (FSL) Trust's corporate and investor relations website has been launched.

Investors can obtain corporate information and the latest news on FSL Trust from the website at www.firstshipleasetrust.com. Through the website, investors can also register for FSL Trust's e-mail alerts service to receive updates on the Trust.

--- end ---

FIRST SHIP LEASE TRUST

RECEIVED
2008 APR 21 A 7:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	*Date*	*Document*
H1	23 April 2007	Notice of substantial shareholder's interests

Print this page

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	23-Apr-2007 19:55:50
Announcement No.	00186

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 23-04-2007
2. Name of Substantial Shareholder * — Deutsche Bank AG
3. Please tick one or more appropriate box(es): *
   - Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]
2. Name of Registered Holder
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest: 19-04-2007

2. The change in the percentage level: From 15.11 % To 10.13 %

3. Circumstance(s) giving rise to the interest or change in interest: Sales in Open Market at Own Discretion

   # Please specify details: Disposal for investment purpose

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

   The change in the percentage level is the result of a series of transactions, details of which are as follows:-
   - 24,664,000 units sold at US$0.98 per unit on 19 Apr 07
   - 272,000 units sold at US$0.97091989 per unit on 19 Apr 07

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	75,564,000
As a percentage of issued share capital	0.00 %	15.11 %
No. of shares held after the change	0	50,628,000
As a percentage of issued share capital	0.00 %	10.13 %

Footnotes:

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FIRST SHIP LEASE TRUST

Item No.	Date	Document
H2	23 April 2007	Notice of substantial shareholder's interests

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	23-Apr-2007 19:51:44
Announcement No.	00183

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	23-04-2007
2.	Name of Substantial Shareholder *	Deutsche Bank AG, London Branch

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	19-04-2007
2.	The change in the percentage level	From 6.10 % To 1.12 %
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	Disposal for investment purpose
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions, details of which are as follows:- - 24,664,000 units sold at US$0.98 per unit on 19 Apr 07 - 272,000 units sold at US$0.97091989 per unit on 19 Apr 07

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	30,521,000	0
As a percentage of issued share capital	6.10 %	0.00 %
No. of shares held after the change	5,585,000	0
As a percentage of issued share capital	1.12 %	0.00 %

Footnotes

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FIRST SHIP LEASE TRUST

RECEIVED
2008 APR 21 A 7:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	*Date*	*Document*
H3	23 April 2007	Notice of substantial shareholder's interests

Print this page

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	23-Apr-2007 19:43:46
Announcement No.	00180

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	20-04-2007
2.	Name of Substantial Shareholder *	Deutsche Bank AG

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest: 18-04-2007

2. The change in the percentage level: From 14.61 % To 15.11 %

3. Circumstance(s) giving rise to the interest or change in interest: Open Market Purchase

   # Please specify details:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: The change in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	73,031,000
As a percentage of issued share capital	0.00 %	14.61 %
No. of shares held after the change	0	75,564,000
As a percentage of issued share capital	0.00 %	15.11 %

Footnotes

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Item No.	*Date*	*Document*
H4	23 April 2007	Notice of substantial shareholder's interests

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	23-Apr-2007 19:37:21
Announcement No.	00175

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 20-04-2007
2. Name of Substantial Shareholder * — Deutsche Bank AG, London Branch
3. Please tick one or more appropriate box(es): *
   - Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]
2. Name of Registered Holder
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> **PART III**

1. Date of change of Interest: 18-04-2007
2. The change in the percentage level: From 5.60 % To 6.10 %
3. Circumstance(s) giving rise to the interest or change in interest: Open Market Purchase

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: The change in the percentage level is the result of a transaction.

>> **PART IV**

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	27,988,000	0
As a percentage of issued share capital	5.60 %	0.00 %
No. of shares held after the change	30,521,000	0
As a percentage of issued share capital	6.10 %	0.00 %

Footnotes

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Item No.	*Date*	*Document*
H5	20 April 2007	Notice of substantial shareholder's interests

Print this page

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	20-Apr-2007 12:19:20
Announcement No.	00021

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	19-04-2007
2.	Name of Substantial Shareholder *	Deutsche Bank AG

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest: 17-04-2007
2. The change in the percentage level: From 12.25 % To 14.61 %
3. Circumstance(s) giving rise to the interest or change in interest: Open Market Purchase

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: The change in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	61,261,000
As a percentage of issued share capital	0.00 %	12.25 %
No. of shares held after the change	0	73,031,000
As a percentage of issued share capital	0.00 %	14.61 %

Footnotes

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Item No.	*Date*	*Document*
H6	20 April 2007	Notice of substantial shareholder's interests

Print this page

Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	20-Apr-2007 12:15:51
Announcement No.	00020

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	19-04-2007
2.	Name of Substantial Shareholder *	Deutsche Bank AG, London Branch

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	17-04-2007
2.	Name of Registered Holder	Deutsche Bank AG, Singapore Branch
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	16,218,000
As a percentage of issued share capital	3.24 %
No. of Shares which are subject of this notice	11,770,000
As a percentage of issued share capital	2.36 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.95
No. of Shares held after the change	27,988,000
As a percentage of issued share capital	5.60 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level: From % To %

3. Circumstance(s) giving rise to the interest or change in interest: [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	**Deemed**
No. of shares held before the change	16,218,000	0
As a percentage of issued share capital	3.24 %	0.00 %
No. of shares held after the change	27,988,000	0
As a percentage of issued share capital	5.60 %	0.00 %

Footnotes: Amount of consideration per share in Part II item 4 is US$0.95.

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Item No.	*Date*	*Document*
H7	18 April 2007	Notice of substantial shareholder's interests

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	18-Apr-2007 19:30:40
Announcement No.	00152

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 16-04-2007
2. Name of Substantial Shareholder * — Deutsche Bank AG
3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]
2. Name of Registered Holder
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	12-04-2007
2.	The change in the percentage level	From 11.81 % To 12.23 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	Acquisition
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a transaction

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	59,061,000
As a percentage of issued share capital	0.00 %	11.81 %
No. of shares held after the change	0	61,161,000
As a percentage of issued share capital	0.00 %	12.23 %

Footnotes: Date of Substantial Shareholder becoming aware of this change is 16 April 2007.

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Item No.	*Date*	*Document*
H8	13 April 2007	Notice of change in interests

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	13-Apr-2007 17:31:51
Announcement No.	00106

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to Issuer *	12-04-2007
2.	Name of Substantial Shareholder *	United Overseas Bank Limited ("UOB")

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Deemed Interest	09-04-2007
2.	Name of Registered Holder	Discretionary funds managed by UOB Asset Management Ltd
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	Open market purchase by UOB Asset Management Ltd for clients' portfolios managed on discretionary basis.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	24,108,000
As a percentage of issued share capital	4.82 %
No. of Shares which are subject of this notice	2,316,000
As a percentage of issued share capital	0.46 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.9641
No. of Shares held after the change	26,424,000
As a percentage of issued share capital	5.28 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level: From % To %

3. Circumstance(s) giving rise to the interest or change in interest: [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	24,108,000
As a percentage of issued share capital	0 %	4.82 %
No. of shares held after the change	0	26,424,000
As a percentage of issued share capital	0 %	5.28 %

Footnotes: Amount of consideration per share in part II item 4 is US$0.9641.

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Item No.	*Date*	*Document*
H9	13 April 2007	Notice of change in interests

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	13-Apr-2007 17:13:33
Announcement No.	00074

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 12-04-2007
2. Name of Substantial Shareholder * — UOB Asset Management Ltd ("UOBAM")
3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Deemed Interest — 09-04-2007
2. Name of Registered Holder — Discretionary funds managed by UOB Asset Management



3. Circumstance(s) giving rise to the interest or change in interest — Sales in Open Market at Own Discretion

Please specify details — Open market purchase of First Ship Lease Trust Units for clients' portfolios managed on a discretionary basis.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	24,008,000
As a percentage of issued share capital	4.80 %
No. of Shares which are subject of this notice	2,316,000
As a percentage of issued share capital	0.46 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.9641
No. of Shares held after the change	26,324,000
As a percentage of issued share capital	5.26 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	24,008,000
As a percentage of issued share capital	0 %	4.80 %
No. of shares held after the change	0	26,324,000
As a percentage of issued share capital	0 %	5.26 %

Footnotes

Amount of consideration per share in Part II item 4 is US$0.9641.

Please note that this announcement supercedes Announcement no. 192 submitted on 11 April 2007.

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Item No.	*Date*	*Document*
H10	11 April 2007	Notice of change in interests

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Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	11-Apr-2007 18:37:20
Announcement No.	00192

>> Announcement Details

The details of the announcement start here ...



>> PART I [Please complete this part]

1. Date of notice to issuer * — 10-04-2007
2. Name of Substantial Shareholder * — UOB Asset Management Ltd ("UOBAM")
3. Please tick one or more appropriate box(es): *
   - Notice of a New Substantial Shareholder's Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Deemed Interest — 09-04-2007
2. Name of Registered Holder — Discretionary funds managed by UOB Asset Management



3. Circumstance(s) giving rise to the interest or change in interest — Sales in Open Market at Own Discretion

   # Please specify details — Open market purchase of First Ship Lease Trust Units for clients portfolios managed on a discretionary basis.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	24,141,000
As a percentage of issued share capital	4.83 %
No. of Shares which are subject of this notice	2,316,000
As a percentage of issued share capital	0.46 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.9641
No. of Shares held after the change	26,324,000
As a percentage of issued share capital	5.26 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	24,141,000
As a percentage of issued share capital	0 %	4.83 %
No. of shares held after the change	0	26,324,000
As a percentage of issued share capital	0 %	5.26 %

Footnotes: Amount of consideration per share in Part II item 4 is US$0.9641.

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FIRST SHIP LEASE TRUST

RECEIVED
2008 APR 21 A 7:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	*Date*	*Document*
H11	11 April 2007	Notice of change in interests

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	11-Apr-2007 18:19:19
Announcement No.	00175

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 29-03-2007
2. Name of Substantial Shareholder * — United Overseas Bank Limited ("UOB")
3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]
2. Name of Registered Holder
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> **PART III**

1. Date of change of Deemed Interest: 27-03-2007
2. The change in the percentage level: From 5.80 % To 4.83 %
3. Circumstance(s) giving rise to the interest or change in interest: Sales in Open Market at Own Discretion

   # Please specify details: Open market sales by UOB Asset Management Ltd for Unit Trust portfolios and clients portfolios managed on discretionary basis.
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: The change in the percentage level is the result of a series of transactions.

>> **PART IV**

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	29,000,000
As a percentage of issued share capital	0 %	5.80 %
No. of shares held after the change	0	24,141,000
As a percentage of issued share capital	0 %	4.83 %

Footnotes

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H12	11 April 2007	Notice of change in interests

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Notice of a Substantial Shareholder's Interest *

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Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	11-Apr-2007 17:57:52
Announcement No.	00161

>> Announcement Details

The details of the announcement start here ...



>> PART I [Please complete this part]

1. Date of notice to issuer * — 29-03-2007
2. Name of Substantial Shareholder * — United Overseas Bank Limited ("UOB")
3. Please tick one or more appropriate box(es): *
   - Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Deemed Interest — 27-03-2007
2. Name of Registered Holder — Discretionary funds managed by UOB Asset Management Ltd



3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Subscription for and allotment of First Ship Lease Trust units for UOB Asset Management Ltd for clients portfolios and Unit Trust Funds managed on discretionary basis.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0.00 %
No. of Shares which are subject of this notice	29,000,000
As a percentage of issued share capital	5.80 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.98
No. of Shares held after the change	29,000,000
As a percentage of issued share capital	5.80 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0.00 %
No. of shares held after the change	0	29,000,000
As a percentage of issued share capital	0 %	5.80 %

Footnotes: Amount of consideration per share in Part II item 4 is US$0.98

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H13	4 April 2007	Notice of substantial shareholder's interests

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	04-Apr-2007 13:42:17
Announcement No.	00040

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 03-04-2007
2. Name of Substantial Shareholder * — Deutsche Bank AG
3. Please tick one or more appropriate box(es): *
   - Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Deemed Interest — 27-03-2007
2. Name of Registered Holder — DWS Investment GmbH
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Acquisition in Initial Public Offering
4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	50,035,000
As a percentage of issued share capital	10.01 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.98
No. of Shares held after the change	50,035,000
As a percentage of issued share capital	10.01 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0.00 %	0.00 %
No. of shares held after the change	0	50,035,000
As a percentage of issued share capital	0.00 %	10.01 %

Footnotes

While the date of change of interest (Part II item 1) is 27 March 2007, the date of the Substantial Shareholder's becoming aware of the change is 29 March 2007.

The Registered Holder named in Part II item 2 (DWS Investment GmbH) holds 40,000,000 units (or 8% of issued share capital) of the 50,035,000 units stated in Part II item 4. The other 2,035,000 units (or 2.01% of issued share capital) are held by Deutsche Bank AG, Singapore Branch and DBS Nominees Pte Ltd.

Amount of consideration per share in Part II item 4 is US$0.98.

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H14	4 April 2007	Notice of substantial shareholder's interests

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	04-Apr-2007 13:44:20
Announcement No.	00041

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 03-04-2007
2. Name of Substantial Shareholder * — Deutsche Bank AG
3. Please tick one or more appropriate box(es): *

   - Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]
2. Name of Registered Holder
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

NOTICE OF INTEREST/CHANGES IN INTEREST

>> PART III

1.	Date of change of Deemed Interest	30-03-2007
2.	The change in the percentage level	From 10.18 % To 11.63 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The chang in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	50,900,000
As a percentage of issued share capital	0 %	10.18 %
No. of shares held after the change	0	58,132,000
As a percentage of issued share capital	0 %	11.63 %

Footnotes

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H15	3 April 2007	Notice of substantial shareholder's interests

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	03-Apr-2007 22:00:44
Announcement No.	00184

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	02-04-2007
2.	Name of Substantial Shareholder *	DB Capital Markets (Deutschland) GmbH

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Deemed Interest	27-03-2007
2.	Name of Registered Holder	DWS Investment GmbH
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Acquisition in Initial Public Offering

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	40,000,000
As a percentage of issued share capital	8.00 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.98
No. of Shares held after the change	40,000,000
As a percentage of issued share capital	8.00 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0.00 %	0.00 %
No. of shares held after the change	0	40,000,000
As a percentage of issued share capital	0.00 %	8.00 %

Footnotes: Amount of consideration per share in Part II item 4 is US$0.98

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H16	3 April 2007	Notice of substantial shareholder's interests

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	03-Apr-2007 21:50:45
Announcement No.	00183

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	02-04-2007
2.	Name of Substantial Shareholder *	DB Financial Services Holding GmbH

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Deemed Interest	27-03-2007
2.	Name of Registered Holder	DWS Investment GmbH
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Acquisition in Initial Public Offering

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	40,000,000
As a percentage of issued share capital	8.00 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.98
No. of Shares held after the change	40,000,000
As a percentage of issued share capital	8.00 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0.00 %	0.00 %
No. of shares held after the change	0	40,000,000
As a percentage of issued share capital	0.00 %	8.00 %

Footnotes: Amount of consideration per share in Part II item 4 is US$0.98.

Attachments: Total size = **0**
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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H17	3 April 2007	Notice of substantial shareholder's interests

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	03-Apr-2007 21:40:00
Announcement No.	00181

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	02-04-2007
2.	Name of Substantial Shareholder *	DWS Investment GmbH

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	27-03-2007
2.	Name of Registered Holder	DWS Investment GmbH
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Acquisition in Initial Public Offering

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	40,000,000
As a percentage of issued share capital	8.00 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.98
No. of Shares held after the change	40,000,000
As a percentage of issued share capital	8.00 %

>> PART III

1. Date of change of [Select Option]	
2. The change in the percentage level	From % To %
3. Circumstance(s) giving rise to the interest or change in interest	[Select Option]
# Please specify details	
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0.00 %	0.00 %
No. of shares held after the change	40,000,000	0
As a percentage of issued share capital	8.00 %	0.00 %

Footnotes: Amount of consideration per share in Part II item 4 is US$0.98.

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H18	2 April 2007	Notice of substantial shareholder's interests

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	03-Apr-2007 21:46:13
Announcement No.	00182

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 02-04-2007
2. Name of Substantial Shareholder * — DWS Holdings & Service GmbH
3. Please tick one or more appropriate box(es): *
   - Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Deemed Interest — 27-03-2007
2. Name of Registered Holder — DWS Investment GmbH
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Acquisition in Initial Public Offering
4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	40,000,000
As a percentage of issued share capital	8.00 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.98
No. of Shares held after the change	40,000.000
As a percentage of issued share capital	8.00 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level: From % To %

3. Circumstance(s) giving rise to the interest or change in interest: [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0.00 %	0.00 %
No. of shares held after the change	0	40,000,000
As a percentage of issued share capital	0.00 %	8.00 %

Footnotes: Amount of consideration per share in Part II item 4 is US$0.98

Attachments: Total size = 0 (2048K size limit recommended)

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H19	2 April 2007	Notice of substantial shareholder's interests

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	02-Apr-2007 20:29:33
Announcement No.	00198

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	30-03-2007
2.	Name of Substantial Shareholder *	American International Reinsurance Company Ltd.

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Deemed Interest	26-03-2007
2.	Name of Registered Holder	American International Reinsurance Company Ltd.
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Acquisition

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	40,000,000
As a percentage of issued share capital	8 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.98
No. of Shares held after the change	40,000,000
As a percentage of issued share capital	8 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	40,000,000
As a percentage of issued share capital	0 %	8 %

Footnotes

By virtue of its deemed interests in the units in which the following entities have an interest:-
- American International Assurance Company, Limited, Singapore Branch
- AIG Global Investment Corporation (Singapore) Ltd.
- AIG Global Investment Corporation (Asia) Ltd.

pursuant to Section 4(5) of the Securities & Futures Act.

American International Reinsurance Company is wholly owned by AIG Life Holdings (International) LLC ("AIRCO") whereas AIRCO is wholly owned by American International Group, Inc.

Amount of consideration per share in Part II item 4 is US$0.98.

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H20	2 April 2007	Notice of substantial shareholder's interests

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	02-Apr-2007 20:38:33
Announcement No.	00200

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 30-03-2007
2. Name of Substantial Shareholder * — American International Assurance Company, Limited
3. Please tick one or more appropriate box(es): *
   - Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Deemed Interest — 26-03-2007
2. Name of Registered Holder — American International Assurance Company, Limited
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Acquisition

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	40,000,000
As a percentage of issued share capital	8 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.98
No. of Shares held after the change	40,000,000
As a percentage of issued share capital	8 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	40,000,000
As a percentage of issued share capital	0 %	8 %

Footnotes

By virtue of its deemed interests in the units in which the following entities have an interest:-
- American International Assurance Company, Limited, Singapore Branch
- AIG Global Investment Corporation (Singapore) Ltd.
- AIG Global Investment Corporation (Asia) Ltd.
pursuant to Section 4(5) of the Securities & Futures Act.

American International Assurance Company (Bermuda) Limited ("AIAC") is wholly owned by American International Reinsurance Company ("AIRC") and AIRC is wholly owned by AIG Life Holdings (International) LLC ("AIRCO") whereas AIRCO is wholly owned by American International Group, Inc.

Amount of consideration per share in Part II item 4 is US$0.98.

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H21	2 April 2007	Notice of substantial shareholder's interests

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	02-Apr-2007 20:21:18
Announcement No.	00195

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	30-03-2007
2.	Name of Substantial Shareholder *	American International Group, Inc.

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Deemed Interest	26-03-2007
2.	Name of Registered Holder	American International Group, Inc.
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Acquisition

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	40,000,000
As a percentage of issued share capital	8 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.98
No. of Shares held after the change	40,000,000
As a percentage of issued share capital	8 %

>> PART III

1. Date of change of [Select Option] |

2. The change in the percentage level | From % To %

3. Circumstance(s) giving rise to the interest or change in interest | [Select Option]

   # Please specify details |

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: |

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	40,000,000
As a percentage of issued share capital	0 %	8 %

Footnotes

By virtue of its deemed interests in the units in which the following entities have an interest:-
- American International Assurance Company, Limited, Singapore Branch
- AIG Global Investment Corporation (Singapore) Ltd.
- AIG Global Investment Corporation (Asia) Ltd.
pursuant to Section 4(5) of the Securities & Futures Act.

Amount of consideration per share in Part II Item 4 is US$0.98.

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FIRST SHIP LEASE TRUST

RECEIVED
2008 APR 21 A 7:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	*Date*	*Document*
H22	2 April 2007	Notice of substantial shareholder's interests

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	02-Apr-2007 20:13:39
Announcement No.	00193

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 30-03-2007
2. Name of Substantial Shareholder * — AIG Global Investment Corporation (Asia) Ltd.
3. Please tick one or more appropriate box(es): *
   - Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Deemed Interest — 26-03-2007
2. Name of Registered Holder — AIG Global Investment Corporation (Asia) Ltd.
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Acquisition
4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	40,000,000
As a percentage of issued share capital	8 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.98
No. of Shares held after the change	40,000,000
As a percentage of issued share capital	8 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	40,000,000
As a percentage of issued share capital	0 %	8 %

Footnotes

By virtue of Section 4(1) of the Securities & Futures Act, AIG Global Investment Corporation (Asia) Ltd, as the fund manager of three funds, namely:-
(i) AIA Co (B) Ltd-Equity Fund;
(ii) AIA (B)-NII Fund; and
(iii) AIA Co Ltd-Equity Fund,
is deemed interested in 1,731,000 units held beneficially by the Funds pursuant to Section 4(1) of the Securities & Futures Act.

In addition, it is deemed interested in the units in which the following entities have an interest:
- American International Assurance Company, Limited, Singapore Branch
- AIG Global Investment Corporation (Singapore) Ltd.
pursuant to Section 4(5) of the Securities & Futures Act

AIG Global Investment Corp-Asia is wholly owned by American International Assurance Company (Bermuda) Limited ("AIAC").

AIAC is wholly owned by American International Reinsurance Company ("AIRC") and AIRC is wholly owned by AIG Life Holdings (International) LLC ("AIRCO") whereas AIRCO is wholly owned by American International Group, Inc.

Amount of consideration per share in Part II item 4 is US$0.98.

Attachments:

Total size = **0**
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FIRST SHIP LEASE TRUST

Item No.	***Date***	***Document***
H23	2 April 2007	Notice of substantial shareholder's interests

Print this page

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	02-Apr-2007 20:02:54
Announcement No.	00189

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 30-03-2007
2. Name of Substantial Shareholder * — AIG Global Investment Corporation (Singapore) Ltd.
3. Please tick one or more appropriate box(es): *
   - Notice of a New Substantial Shareholder's Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Deemed Interest — 26-03-2007
2. Name of Registered Holder — AIG Global Investment Corporation (Singapore) Ltd.
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Acquisition
4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	40,000,000
As a percentage of issued share capital	8 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.98
No. of Shares held after the change	40,000,000
As a percentage of issued share capital	8 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level: From % To %

3. Circumstance(s) giving rise to the interest or change in interest: [Select Option]

Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	40,000,000
As a percentage of issued share capital	0 %	8 %

Footnotes

By virtue of Section 4(1) of the Securities & Futures Act, AIG Global Investment Corporation (Singapore) Ltd, as the fund manager of five unit trust/ILP funds, namely:-
(i) AIA Regional Equity Fund;
(ii) AIA Regional Fixed Income Fund;
(iii) AIG International Funds - Acorns of Asia Balanced Fund;
(iv) AIG International Funds - Singapore Bond Fund;
(v) AIA Agents' Provident Fund,
is deemed interested in 17,269,000 units held beneficially by the Funds.

In addition, it is deemed interested in the units in which the following entities have an interest:
- American International Assurance Company, Limited, Singapore Branch
- AIG Global Investment Corporation (Asia) Ltd.
pursuant to Section 4(5) of the Securities & Futures Act.

AIG Global Investment Corp-Singapore is wholly owned by American International Assurance Company (Bermuda) Limited ("AIAC").

AIAC is wholly owned by American International Reinsurance Company ("AIRC") and AIRC is wholly owned by AIG Life Holdings (International) LLC ("AIRCO") whereas AIRCO is wholly owned by American International Group, Inc.

Amount of consideration per share in Part II Item 4 is US$0.98.

Attachments: Total size = **0**
(2048K size limit recommended)

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H23a	2 April 2007	Notice of substantial shareholder's interests

Print this page

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	02-Apr-2007 19:55:26
Announcement No.	00185

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 30-03-2007
2. Name of Substantial Shareholder * — American International Assurance Company, Limited (Singapore Branch)
3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 26-03-2007
2. Name of Registered Holder — American International Assurance Company, Limited (Singapore Branch)
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Acquisition
4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	40,000,000
As a percentage of issued share capital	8 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.98
No. of Shares held after the change	40,000,000
As a percentage of issued share capital	8 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	21,000,000	19,000,000
As a percentage of issued share capital	4.2 %	3.8 %

Footnotes

By virtue of its deemed interests in the units in which the following entities have an interest:-
- AIG Global Investment Corporation (Singapore) Ltd
- AIG Global Investment Corporation (Asia) Ltd
pursuant to Section 4(5) of the Securities & Futures Act.

American International Assurance Company, Limited (Singapore Branch) is wholly owned by American International Assurance Company (Bermuda) Limited ("AIAC").

AIAC is wholly owned by American International Reinsurance Company ("AIRC") and AIRC is wholly owned by AIG Life Holdings (International) LLC ("AIRCO") whereas AIRCO is wholly owned by American International Group, Inc.

Amount of consideration per share in Part II item 4 is US$0.98.

Attachments:

Total size = **0**
(2048K size limit recommended)

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FIRST SHIP LEASE TRUST

RECEIVED
2008 APR 21 A 7:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	*Date*	*Document*
H24	19 April 2007	Stabilisation Announcement

Deutsche Bank AG, Singapore Branch
(Incorporated under the laws of the Federal Republic of Germany)

ANNOUNCEMENT

STABILISING ACTION IN RELATION TO THE INITIAL PUBLIC OFFERING (THE "OFFERING") OF UNITS ("UNITS") IN FIRST SHIP LEASE TRUST (THE" TRUST")

Pursuant to Regulation 3(13) of the Securities and Futures (Market Conduct) (Exemptions) Regulations 2006, we, the stabilising manager in respect of the Offering, hereby announce that we have, either as principal or through dealers on our behalf, purchased the following number of Units in the Trust:

Date of Purchases	:	18 April 2007
Total number of Units purchased	:	2,533,000 units
Price Range of Purchases per Unit	:	US$ 0.95 to US$ 0.98

Issued by

Deutsche Bank AG, Singapore Branch
18 April 2007

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H25	19 April 2007	Exercise of Over-allotment Option announcement

Deutsche Bank AG, Singapore Branch
(Incorporated under the laws of the Federal Republic of Germany)

ANNOUNCEMENT

STABILISING ACTION IN RELATION TO THE INITIAL PUBLIC OFFERING (THE "OFFERING") OF UNITS ("UNITS") IN FIRST SHIP LEASE TRUST (THE" TRUST")

Pursuant to Regulation 3(14) of the Securities and Futures (Market Conduct) (Exemptions) Regulations 2006, we, the stabilising manager in respect of the Offering, hereby announce that we have, either as principal or through dealers on our behalf, to date purchased a total of 24,664,000 Units and have ceased price stabilisation as of 18 April 2007.

In this respect, the over-allotment option granted by First Ship Lease Pte. Ltd. to us, has been exercised partially, in respect of 9,336,000 Units, solely for the purposes of covering the balance of the 9,336,000 Units which had been over-allotted in connection with the Offering, and which were not covered by purchases made under the price stabilising action.

Issued by

Deutsche Bank AG, Singapore Branch
18 April 2007

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H26	18 April 2007	Stabilisation Announcement

Deutsche Bank AG, Singapore Branch
(Incorporated under the laws of the Federal Republic of Germany)

ANNOUNCEMENT

STABILISING ACTION IN RELATION TO THE INITIAL PUBLIC OFFERING (THE "OFFERING") OF UNITS ("UNITS") IN FIRST SHIP LEASE TRUST (THE" TRUST")

Pursuant to Regulation 3(13) of the Securities and Futures (Market Conduct) (Exemptions) Regulations 2006, we, the stabilising manager in respect of the Offering, hereby announce that we have, either as principal or through dealers on our behalf, purchased the following number of Units in the Trust:

Date of Purchases	:	17 April 2007
Total number of Units purchased	:	11,770,000 units
Price Range of Purchases per Unit	:	US$ 0.94 to US$ 0.95

Issued by

Deutsche Bank AG, Singapore Branch
18 April 2007

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H27	16 April 2007	Stabilisation Announcement

DEUTSCHE BANK AG, SINGAPORE BRANCH
(Incorporated under the laws of the Federal Republic of Germany)

ANNOUNCEMENT

STABILISING ACTION IN RELATION TO THE INITIAL PUBLIC OFFERING (THE "OFFERING") OF UNITS ("UNITS") IN FIRST SHIP LEASE TRUST (THE" TRUST")

Pursuant to Regulation 3(13) of the Securities and Futures (Market Conduct) (Exemptions) Regulations 2006, we, the stabilising manager in respect of the Offering, hereby announce that we have not purchased any Units in the Trust on 16 April 2007.

Issued by

Deutsche Bank AG, Singapore Branch
16 April 2007

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H28	15 April 2007	Stabilisation Announcement

Deutsche Bank AG, Singapore Branch
(Incorporated under the laws of the Federal Republic of Germany)

ANNOUNCEMENT

STABILISING ACTION IN RELATION TO THE INITIAL PUBLIC OFFERING (THE "OFFERING") OF UNITS ("UNITS") IN FIRST SHIP LEASE TRUST (THE" TRUST")

Pursuant to Regulation 3(13) of the Securities and Futures (Market Conduct) (Exemptions) Regulations 2006, we, the stabilising manager in respect of the Offering, hereby announce that we have, either as principal or through dealers on our behalf, purchased the following number of Units in the Trust:

Date of Purchases	:	13 April 2007
Total number of Units purchased	:	100,000 units
Price Range of Purchases per Unit	:	US$ 0.95

Issued by

Deutsche Bank AG, Singapore Branch
15 April 2007

FIRST SHIP LEASE TRUST

RECEIVED
2008 APR 21 A 7:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	*Date*	*Document*
H29	12 April 2007	Stabilisation Announcement

Deutsche Bank AG, Singapore Branch
(Incorporated under the laws of the Federal Republic of Germany)

ANNOUNCEMENT

STABILISING ACTION IN RELATION TO THE INITIAL PUBLIC OFFERING (THE "OFFERING") OF UNITS ("UNITS") IN FIRST SHIP LEASE TRUST (THE" TRUST")

Pursuant to Regulation 3(13) of the Securities and Futures (Market Conduct) (Exemptions) Regulations 2006, we, the stabilising manager in respect of the Offering, hereby announce that we have, either as principal or through dealers on our behalf, purchased the following number of Units in the Trust:

Date of Purchases	:	12 April 2007
Total number of Units purchased	:	2,100,000 units
Price Range of Purchases per Unit	:	US$ 0.940 to US$ 0.950

Issued by

Deutsche Bank AG, Singapore Branch
12 April 2007

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H30	12 April 2007	Stabilisation Announcement

DEUTSCHE BANK AG, SINGAPORE BRANCH
(Incorporated under the laws of the Federal Republic of Germany)

ANNOUNCEMENT

STABILISING ACTION IN RELATION TO THE INITIAL PUBLIC OFFERING (THE "OFFERING") OF UNITS ("UNITS") IN FIRST SHIP LEASE TRUST (THE" TRUST")

Pursuant to Regulation 3(13) of the Securities and Futures (Market Conduct) (Exemptions) Regulations 2006, we, the stabilising manager in respect of the Offering, hereby announce that we have not purchased any Units in the Trust on 11 April 2007.

Issued by

Deutsche Bank AG, Singapore Branch
11 April 2007

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H31	10 April 2007	Stabilisation Announcement

DEUTSCHE BANK AG, SINGAPORE BRANCH
(Incorporated under the laws of the Federal Republic of Germany)

ANNOUNCEMENT

STABILISING ACTION IN RELATION TO THE INITIAL PUBLIC OFFERING (THE "OFFERING") OF UNITS ("UNITS") IN FIRST SHIP LEASE TRUST (THE" TRUST")

Pursuant to Regulation 3(13) of the Securities and Futures (Market Conduct) (Exemptions) Regulations 2006, we, the stabilising manager in respect of the Offering, hereby announce that we have not purchased any Units in the Trust on 10 April 2007.

Issued by

Deutsche Bank AG, Singapore Branch
10 April 2007

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H32	9 April 2007	Stabilisation Announcement

DEUTSCHE BANK AG, SINGAPORE BRANCH
(Incorporated under the laws of the Federal Republic of Germany)

ANNOUNCEMENT

STABILISING ACTION IN RELATION TO THE INITIAL PUBLIC OFFERING (THE "OFFERING") OF UNITS ("UNITS") IN FIRST SHIP LEASE TRUST (THE" TRUST")

Pursuant to Regulation 3(13) of the Securities and Futures (Market Conduct) (Exemptions) Regulations 2006, we, the stabilising manager in respect of the Offering, hereby announce that we have not purchased any Units in the Trust on 9 April 2007.

Issued by

Deutsche Bank AG, Singapore Branch
9 April 2007

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H33	5 April 2007	Stabilisation Announcement

DEUTSCHE BANK AG, SINGAPORE BRANCH
(Incorporated under the laws of the Federal Republic of Germany)

ANNOUNCEMENT

STABILISING ACTION IN RELATION TO THE INITIAL PUBLIC OFFERING (THE "OFFERING") OF UNITS ("UNITS") IN FIRST SHIP LEASE TRUST (THE" TRUST")

Pursuant to Regulation 3(13) of the Securities and Futures (Market Conduct) (Exemptions) Regulations 2006, we, the stabilising manager in respect of the Offering, hereby announce that we have not purchased any Units in the Trust on 5 April 2007.

Issued by

Deutsche Bank AG, Singapore Branch
5 April 2007

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H34	4 April 2007	Stabilisation Announcement

DEUTSCHE BANK AG, SINGAPORE BRANCH
(Incorporated under the laws of the Federal Republic of Germany)

ANNOUNCEMENT

STABILISING ACTION IN RELATION TO THE INITIAL PUBLIC OFFERING (THE "OFFERING") OF UNITS ("UNITS") IN FIRST SHIP LEASE TRUST (THE" TRUST")

Pursuant to Regulation 3(13) of the Securities and Futures (Market Conduct) (Exemptions) Regulations 2006, we, the stabilising manager in respect of the Offering, hereby announce that we have not purchased any Units in the Trust on 4 April 2007.

Issued by

Deutsche Bank AG, Singapore Branch
4 April 2007

FIRST SHIP LEASE TRUST

Item No.	Date	Document
H35	3 April 2007	Stabilisation Announcement

Deutsche Bank AG, Singapore Branch
(Incorporated under the laws of the Federal Republic of Germany)

ANNOUNCEMENT

STABILISING ACTION IN RELATION TO THE INITIAL PUBLIC OFFERING (THE "OFFERING") OF UNITS ("UNITS") IN FIRST SHIP LEASE TRUST (THE" TRUST")

Pursuant to Regulation 3(13) of the Securities and Futures (Market Conduct) (Exemptions) Regulations 2006, we, the stabilising manager in respect of the Offering, hereby announce that we have, either as principal or through dealers on our behalf, purchased the following number of Units in the Trust:

Date of Purchases	:	3 April 2007
Total number of Units purchased	:	300,000 units
Price Range of Purchases per Unit	:	US$ 0.940 to US$ 0.955

Issued by

Deutsche Bank AG, Singapore Branch
3 April 2007

FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
H36	2 April 2007	Stabilisation Announcement

Deutsche Bank AG, Singapore Branch
(Incorporated under the laws of the Federal Republic of Germany)

ANNOUNCEMENT

STABILISING ACTION IN RELATION TO THE INITIAL PUBLIC OFFERING (THE "OFFERING") OF UNITS ("UNITS") IN FIRST SHIP LEASE TRUST (THE" TRUST")

Pursuant to Regulation 3(13) of the Securities and Futures (Market Conduct) (Exemptions) Regulations 2006, we, the stabilising manager in respect of the Offering, hereby announce that we have, either as principal or through dealers on our behalf, purchased the following number of Units in the Trust:

Date of Purchases	:	2 April 2007
Total number of Units purchased	:	629,000 units
Price Range of Purchases per Unit	:	US$ 0.930 to US$ 0.945

Issued by

Deutsche Bank AG, Singapore Branch
2 April 2007

FIRST SHIP LEASE TRUST

RECEIVED
2008 APR 21 A 7:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Item No.	*Date*	*Document*
J1	29 March 2007	Notice of change in interests

Print this page

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	29-Mar-2007 18:37:39
Announcement No.	00140

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	29-03-2007
2.	Name of Substantial Shareholder *	UOB Asset Management Ltd

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	27-03-2007
2.	The change in the percentage level	From 5.80 % To 4.83 %
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	Open market sales of First Ship Lease Trust units for clients' portfolios and Unit Trust funds managed on a discretionary basis
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	29,000,000
As a percentage of issued share capital	0 %	5.80 %
No. of shares held after the change	0	24,141,000
As a percentage of issued share capital	0 %	4.83 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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FIRST SHIP LEASE TRUST

RECEIVED
2009 APR 21 A 7:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	*Date*	*Document*
J2	29 March 2007	Notice of substantial shareholder's interests

Print this page

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	29-Mar-2007 18:16:42
Announcement No.	00116



>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 29-03-2007
2. Name of Substantial Shareholder * — UOB Asset Management Ltd
3. Please tick one or more appropriate box(es): *
   - Notice of a New Substantial Shareholder's Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 27-03-2007
2. Name of Registered Holder — Discretionary funds managed by UOB Asset Management
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Subscription for and allotment of First Ship Lease Trust Units for clients' portfolios and Unit Trust Funds managed on a discretionary basis
4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	29,000,000
As a percentage of issued share capital	5.8 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.98
No. of Shares held after the change	29,000,000
As a percentage of issued share capital	5.8 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	29,000,000
As a percentage of issued share capital	0 %	5.8 %

Footnotes: Amount of consideration per share in Part II item 4 is US$0.98.

Attachments: Total size = **0**
(2048K size limit recommended)

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
J3	28 March 2007	Notice of substantial shareholders' and directors' interests and change in interests

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	29-Mar-2007 13:10:00
Announcement No.	00035

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	28-03-2007
2.	Name of Director *	Cheong Chee Tham

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	27-03-2007
2.	Name of Registered Holder	Cheong Chee Tham
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Acquisition of Units in placement tranche of Initial Public Offering

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	45,000
As a percentage of issued share capital	0.009 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.98
No. of Shares held after the change	45,000
As a percentage of issued share capital	0.009 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level: From % To %

3. Circumstance(s) giving rise to the interest or change in interest: [Select Option]

Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	45,000	0
As a percentage of issued share capital	0.009 %	0 %

Footnotes: Amount of consideration per share in Part II item 4 is US$0.98.

Attachments: Total size = **0**
(2048K size limit recommended)

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FIRST SHIP LEASE TRUST

RECEIVED
2008 APR 21 A 7:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	*Date*	*Document*
J4	28 March 2007	Notice of substantial shareholders' and directors' interests and change in interests

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	29-Mar-2007 13:18:33
Announcement No.	00036

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 28-03-2007
2. Name of Director * — Michael John Montessano III
3. Please tick one or more appropriate box(es): *

   - Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 27-03-2007
2. Name of Registered Holder — Michael John Montessano III
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Acquisition of Units in placement tranche of Initial Public Offer

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	12,000
As a percentage of issued share capital	0.002 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.98
No. of Shares held after the change	12,000
As a percentage of issued share capital	0.002 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level: From % To %

3. Circumstance(s) giving rise to the interest or change in interest: [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	12,000	0
As a percentage of issued share capital	0.002 %	0 %

Footnotes: Amount of consideration per share in Part II item 4 is US$0.98.

Attachments: Total size = **0**
(2048K size limit recommended)

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
J5	28 March 2007	Notice of substantial shareholders' and directors' interests and change in interests

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Cheong Chee Tham
Designation *	Chief Financial Officer
Date & Time of Broadcast	29-Mar-2007 12:28:05
Announcement No.	00027

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	28-03-2007
2.	Name of Director *	Philip Clausius

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	27-03-2007
2.	Name of Registered Holder	Philip Clausius
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Acquisition of Units in placement tranche of Initial Public Offering.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	500000
As a percentage of issued share capital	0.1 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.98
No. of Shares held after the change	500000
As a percentage of issued share capital	0.1 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	500000	0
As a percentage of issued share capital	0.1 %	0 %

Footnotes: Amount of consideration per share in Part II item 4 is US$0.98.

Attachments: Total size = 0
(2048K size limit recommended)

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
J6	28 March 2007	Notice of substantial shareholder's interests

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	28-Mar-2007 19:27:37
Announcement No.	00150

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	28-03-2007
2.	Name of Substantial Shareholder *	Penta Investment Advisers Limited

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Shareholding	26-03-2007
2.	Name of Registered Holder	Please refer to footnote below
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Acquisition

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	40,000,000
As a percentage of issued share capital	8 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.98
No. of Shares held after the change	40,000,000
As a percentage of issued share capital	8 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	40,000,000
As a percentage of issued share capital	0 %	8 %

Footnotes

Altma Fund SICAV P.L.C.
Cerberus International Ltd.
International Bank for Reconstruction and Development, as trustee for the Retired Staff Benefits Plan and Trust
International Bank for Reconstruction and Development, as trustee for the Staff Retirement Plan and Trust
Investcorp Long-Short Asia Fund, Ltd.
Penta Asia Long/Short Fund, Ltd.
Penta Asia MAC 91 Ltd.
Penta Japan Domestic Partners II, L.P.
Penta Master Fund, Ltd.
Worth Capital Holdings 2 LLC

Attachments:

20070328b_Registered_Holders.pdf
Total size = **11K**
(2048K size limit recommended)

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FIRST SHIP LEASE TRUST

Item No.	*Date*	*Document*
J7	28 March 2007	Announcement Pursuant to Rule 210(5)(a) of the SGX-ST Listing Manual of the Singapore Exchange Securities Trading Limited

SK 03160 0001 874665

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	FIRST SHIP LEASE TRUST
Company Registration No.	200702265R
Announcement submitted on behalf of	FIRST SHIP LEASE TRUST
Announcement is submitted with respect to *	FIRST SHIP LEASE TRUST
Announcement is submitted by *	Goh Sue Lyn
Designation *	Analyst
Date & Time of Broadcast	28-Mar-2007 18:19:19
Announcement No.	00110

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement Pursuant to Rule 210(5)(a) of the SGX-ST Listing Manual of the Singapore Exchange Securities Trading Limited
Description	Directors' Prior Experience
Attachments:	20070328a_Directors_Prior_Experience.pdf Total size = **20K** (2048K size limit recommended)

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FIRST SHIP LEASE TRUST
(a business trust constituted under the laws of the Republic of Singapore)

Announcement Pursuant to Rule 210(5)(a) of the SGX-ST Listing Manual of the Singapore Exchange Securities Trading Limited

Pursuant to Rule 210(5)(a) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), FSL Trust Management Pte. Ltd., as the trustee-manager for First Ship Lease Trust, wishes to announce that its independent Director, Mr Wong Meng Meng, has prior experience as a director of a public listed company in Singapore. The remaining Directors, namely, Mr Philip Clausius, Mr Cheong Chee Tham, Mr Phang Thim Fatt and Mr Michael John Montesano III, have not had prior experience as a director of a public listed company, and arrangements will be made for them to undertake training on their roles and responsibilities as directors of an entity listed on the SGX-ST.

The details of their prior experience of the Directors are disclosed in pages 113 and 114 and Appendix F of the Prospectus dated 19 March 2007.

By Order of the Board

Philip Clausius
Director

28 March 2007

Sponsorship statement: Deutsche Bank AG, Singapore Branch was the Sole Global Co-ordinator, Joint Lead Manager and Joint Bookrunner, and J.P. Morgan (S.E.A.) Limited was the Joint Lead Manager and Joint Bookrunner, for the initial public offering of units in First Ship Lease Trust.


END